    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 10, 1999


                                                      REGISTRATION NO. 333-83703

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                         APPLIED MAGNETICS CORPORATION

             (Exact name of registrant as specified in its charter)


           DELAWARE                          3679                  95-1950506
 (State or other jurisdiction         (Primary Standard         (I.R.S. Employer
     of incorporation or          Industrial Classification      Identification
        organization)                      Number)                    No.)


                               75 ROBIN HILL ROAD
                            GOLETA, CALIFORNIA 93117
                                 (805) 683-5353

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                                CRAIG D. CRISMAN
                            CHIEF EXECUTIVE OFFICER
                         APPLIED MAGNETICS CORPORATION
                               75 ROBIN HILL ROAD
                            GOLETA, CALIFORNIA 93117
                                 (805) 683-5353

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                WITH A COPY TO:

                              JAMES J. SLABY, ESQ.
                           GRETCHEN W. CORBELL, ESQ.
                    SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
                       333 SOUTH HOPE STREET, 48TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 620-1780
                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE DATE OF THIS REGISTRATION
                                   STATEMENT.

                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


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--------------------------------------------------------------------------------

                                   PROSPECTUS

                         APPLIED MAGNETICS CORPORATION


              RIGHTS OFFERING OF 45,736,741 SHARES OF COMMON STOCK



                               AT $1.00 PER SHARE



    If you held our common stock on August 12, 1999, we have granted to you rights to purchase additional shares of common stock for a subscription price of $1.00 in cash per share. You have been granted one right for each share of common stock you held on that date. You may purchase one share of common stock for every right granted to you.



    Our common stock is listed on the New York Stock Exchange under the symbol "APM." The closing price of the common stock on August 9, 1999 was $1.44 per share. We anticipate that the rights will be eligible to trade on the NYSE under the symbol "APM Rt." We cannot assure you that there will be an active trading market for the rights.



    The rights expire at 5:00 p.m. Eastern time, on September 2, 1999, if not properly exercised before that date. If you fully exercise your rights, and other stockholders do not fully exercise their rights, you may elect to purchase additional shares on a pro rata basis. See "The Rights Offering" at page 14.


                            ------------------------


    Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 7 for a discussion of certain factors you should consider before buying shares of our common stock.


                            ------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                AUGUST 10, 1999

                               TABLE OF CONTENTS


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
                                                                                                                PAGE
                                                                                                                -----

Questions and Answers about the Rights Offering............................................................           1
Prospectus Summary.........................................................................................           3
Risk Factors...............................................................................................           7
Use of Proceeds............................................................................................          12
Dividends..................................................................................................          12
Market for Common Stock....................................................................................          12
Capitalization.............................................................................................          13
The Rights Offering........................................................................................          14
    Reasons for the Rights Offering........................................................................          14
    No Board Recommendation to Stockholders................................................................          14
    General Terms and Assumptions..........................................................................          14
    ChaseMellon Shareholder Services, L.L.C................................................................          14
    The Rights.............................................................................................          15
    Basic and Oversubscription Privileges..................................................................          15
    Subscription Price.....................................................................................          16
    Expiration Term and Date...............................................................................          16
    Expenses of the Rights Offering........................................................................          16
    Exercise of Rights.....................................................................................          16
    Required Forms of Payment..............................................................................          17
    Special Procedure under "Notice of Guaranteed Delivery" Form...........................................          17
    Incomplete Forms; Insufficient of Excess Payment.......................................................          18
    Exercise of Less Than All Rights.......................................................................          18
    Instructions to Nominee Holders........................................................................          18
    Risk of Loss on Delivery of Subscription Warrant Forms and Payment.....................................          18
    How Procedural and Other Questions Are Resolved........................................................          19
    Questions and Assistance Concerning the Rights.........................................................          19
    No Revocation..........................................................................................          19
    How To Transfer Rights.................................................................................          19
    Procedures for Nominees Who are DTC Participants.......................................................          21
    Foreign and Unknown Addresses..........................................................................          21
    Right to Block Exercise Due to Regulatory Issues.......................................................          21
    No Adjustment to Outstanding Stock Options or Other Stock Awards.......................................          21
    Amendment, Extension and Withdrawal....................................................................          22
    Issuance of Stock Certificates.........................................................................          22
    Certain Federal Income Tax Consequences................................................................          22
Selected Consolidated Financial Data.......................................................................          24
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          25
Forward-Looking Information................................................................................          34
Recent Developments........................................................................................          34
Business...................................................................................................          38
Properties.................................................................................................          48
Legal Proceedings..........................................................................................          48
Security Ownership of Principal Stockholders and Management................................................          49
Management.................................................................................................          51
Management Compensation....................................................................................          52
Description of Capital Stock...............................................................................          56
Legal Matters..............................................................................................          61
Experts....................................................................................................          61
Where You Can Find More Information........................................................................          61
Index to Consolidated Financial Statements.................................................................         F-1

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES.

                QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

WHAT IS A RIGHT?


Each right allows you to purchase one additional share of our common stock for $1.00. We have granted to each of our stockholders of record on August 12, 1999 one right for each share of common stock held by him. Each stockholder may purchase one newly-issued share of common stock for every one right. This is the "basic subscription privilege."


MAY STOCKHOLDERS PURCHASE SHARES IN ADDITION TO THE BASIC SUBSCRIPTION
  PRIVILEGE?

Yes. If other stockholders do not elect to purchase all of the shares offered under their basic subscription privilege, and if you fully exercise your basic subscription privilege, you may elect to purchase additional shares. If there are not enough shares available to fill all subscriptions for additional shares, the available shares will be allocated pro rata based on the number of shares each subscriber for additional shares has purchased under the basic subscription privilege. If we receive a payment which exceeds the shares available to allocate to a particular holder, we will refund any excess payment without interest as soon as practicable. This is the "oversubscription privilege."

WHY ARE YOU OFFERING THE RIGHTS?

Management and the board of Directors believe this rights offering is the most prudent means of generating cashflow required to sustain our operating activities and to fund the production of our anticipated magnetoresistive and giant magnetoresistive products and related working capital requirements.

HOW SOON MUST STOCKHOLDERS ACT?


The rights expire at 5:00 p.m., Eastern time, on September 2, 1999. The subscription agent must actually receive all required documents and payments before that time and date.


HAS THE BOARD OF DIRECTORS MADE A RECOMMENDATION REGARDING THIS OFFERING?

Our Board does not make any recommendation to you about whether you should exercise any rights.

TO WHOM DO STOCKHOLDERS DIRECT QUESTIONS OR SEND FORMS AND PAYMENT?

Questions about the rights or additional copies of offering documents: call ChaseMellon Shareholder Services, L.L.C. at the toll free number 1-888-224-2745.

Subscription documents and payments: send to ChaseMellon Shareholder Services, L.L.C., at the address indicated in the instructions forwarded with this prospectus.


Other questions and copies of our most recent filings with the Securities and Exchange Commission: contact us at our telephone number, or refer to other sources, described under "Where You Can Find More Information."


HOW ARE STOCKHOLDERS AFFECTED IF THEY DO NOT EXERCISE ANY RIGHTS?

You are not required to exercise any rights or otherwise take any action in response to this rights offering. If you do not exercise any rights, the number of shares which you own will not change, but your percentage ownership of total outstanding common stock will decline, if the rights offering is completed.

WHAT FORMS AND PAYMENT ARE REQUIRED TO PURCHASE SHARES?


As a record holder of our common stock on August 12, 1999, you are receiving with this prospectus a subscription warrant and instructions on how to purchase shares. The subscription warrant must be properly filled out and delivered with full payment to ChaseMellon Shareholder Services, L.L.C. before expiration of the rights. The instructions also describe an alternate procedure called "Notice of Guaranteed Delivery," which allows an extra three days to deliver the subscription warrant if full payment is received before the expiration date and a securities broker or qualified financial institution signs the form to guarantee that the subscription warrant will be timely delivered.


WHAT IF A BROKER, BANK OR OTHER NOMINEE IS THE RECORD HOLDER OF MY SHARES?

If you wish to purchase shares, please promptly contact the broker, bank or other company holding your shares. Your broker or other nominee holder is the record holder of the shares you own and must exercise the subscription warrant on your behalf for shares you wish to purchase or arrange for a subscription warrant to be issued in your name. The broker, bank or other nominee has been requested to contact you for instructions on exercising your rights.

MAY STOCKHOLDERS TRANSFER RIGHTS?

The instructions which accompany this prospectus describe how to sell rights through your broker or ChaseMellon Shareholder Services, L.L.C. We cannot ensure that any rights will have any value or can be sold.

You may also wish to transfer rights to allow your broker or other person to exercise your rights for you. The forms on the reverse side of the subscription warrant contain instructions for these types of transfers.

MUST ALL HOLDERS OF RIGHTS PAY THE SUBSCRIPTION PRICE IN CASH?

All stockholders granted rights who wish to participate in the offering must timely pay the subscription price by wire transfer, certified or cashier"s check drawn on a U.S. bank, U.S. postal money order or personal check that clears before expiration of the rights.

WILL MY MONEY BE RETURNED IF THE RIGHTS OFFERING IS CANCELLED?

Yes, but without any payment of interest.

WHAT FEES OR CHARGES APPLY IF I PURCHASE SHARES OR ATTEMPT TO SELL MY RIGHTS?

We are not charging any fee or sales commission to issue rights to you or to issue shares to you if you exercise rights. If you exercise rights through a broker or other holder of your shares, you are responsible for paying any fees that person may charge. If you elect to sell your rights, you are also responsible for any fees or sales commissions that may apply to that transaction.

MAY I CHANGE OR CANCEL MY EXERCISE OF RIGHTS AFTER I SEND IN THE REQUIRED FORMS?

No.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION ABOUT OUR COMPANY AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.

                               APPLIED MAGNETICS

    We are an independent manufacturer of magnetic recording heads and of head stack assemblies for disk drives. Magnetic recording heads are used to store and retrieve information on magnetic storage disks in hard drives. We are in the process of qualifying our 4.3 gigabyte per disk magnetoresistive heads, primarily to supply to manufacturers of 3.5 inch hard disk drives. Magnetoresistive heads are magnetic recording heads that use the physical effect in a film in which electrical resistance changes within a changing magnetic field. A gigabyte is 1 billion bits of information. A byte is the amount of information required, for example, to store a single letter in a document. Therefore, a 4.3 gigabyte disk drive contains enough storage capacity to store
4.3 billion letters and spaces. A 3.5 inch disk is a 3 1/2 diameter disk in which data is stored in the disk drive. The disk spins at a high speed (typically 5400 rpm), and the recording head flies in close proximity to the disk. A typical drive may have from one to ten disks inside. Our products compete on the basis of price, performance, quality and availability. We have also begun development of giant magnetoresistive heads, also intended for computer disk drive applications. Giant magnetoresistive heads are similar to magnetoresistive heads but are composed of multiple films creating greater sensitivity, enabling the head to read even smaller bits as the head passes over the disk.

    Our principal executive offices are located at 75 Robin Hill Road, Goleta, California 93117, and our telephone number at that address is (805) 683-5353.

                              THE RIGHTS OFFERING


    Further details concerning the rights offering are set forth under "The Rights Offering" beginning at page 14. The summary below is qualified in that only holders of record of common stock at the close of business on August 12, 1999, or those to whom rights have been validly transferred, may exercise rights.



Securities Offered................  We are offering up to 45,736,741 shares of common stock to be issued upon exercise of the rights.

Shares of Common Stock Outstanding
  Prior to this Offering..........  45,736,741 outstanding on July 15, 1999.

Shares of Common Stock Outstanding
  After this Offering.............  91,473,482, if all rights are exercised

Record Date.......................  August 12, 1999.

Expiration Date and Time..........  The rights expire at 5:00 p.m., Eastern time, on
                                    September 2, 1999, unless properly exercised before that
                                    time and date.

Basic Subscription Privilege......  We have granted each person who was a record holder of common stock on the record date the right to purchase
                                    one additional share of common stock.

Oversubscription Privilege........  If you fully exercise the basic subscription privilege, you may also purchase at $0.85 per share, a 15% discount
                                    to the basic subscription privilege, additional shares
                                    of common stock that are not purchased by other
                                    stockholders. If there are not enough shares available
                                    to fill all subscriptions for additional shares, the
                                    available shares will be allocated pro rata based on the
                                    number of shares each subscriber for additional shares
                                    has purchased under the basic subscription privilege.

Reasons for the Rights Offering...  Management and the Board of Directors believe this rights offering is the most prudent means of generating
                                    cashflow required to sustain our operating activities
                                    and to fund production of our anticipated
                                    magnetoresistive and giant magnetoresistive products and
                                    related working capital requirements.

                                    Our current stockholders have the opportunity to
                                    maintain their percentage ownership in our company by
                                    exercising their rights. Stockholders who do not
                                    exercise rights will continue to own the same number of
                                    shares of our stock, but those shares will represent a
                                    smaller percentage of the outstanding common stock after
                                    completion of the rights offering.

                                    The proceeds will be used to sustain our operating
                                    activities and to fund production of our anticipated
                                    magnetoresistive and giant magnetoresistive products and
                                    related working capital requirements.

No Board Recommendation...........  Our Board of Directors makes no recommendation to stockholders regarding the exercise of rights under this
                                    offering.

                                    Stockholders who do exercise rights risk investment loss
                                    on any money invested. We cannot assure that the
                                    subscription price will remain below the market price
                                    for the common stock during the rights offering, or that
                                    anyone purchasing shares at the subscription price will
                                    be able to sell those shares in the future at

                                    a higher price. See "Risk Factors."

Subscription Price................  $1.00 per share, payable in cash. Payment by personal check must clear payment on or before the expiration
                                    date and may require five or more business days in which
                                    to clear payment. We recommend that stockholders pay the
                                    subscription price by certified or cashier's check drawn
                                    on a U.S. bank, U.S. postal money order or wire transfer
                                    of funds.

Basis for Subscription Price......  The Board of Directors approved the subscription price.
                                    This price is discounted from the closing market price
                                    of the common stock on August 9, 1999 of $1.44 per
                                    share. The subscription price is $0.44 less than that
                                    price.

Transferability of Rights.........  The rights are transferable. We anticipate that the rights will be eligible for trading on the NYSE under
                                    the symbol "APM Rt" until the close of business on the
                                    last trading day prior to the expiration date. We cannot
                                    assure whether or how long a market for the rights will
                                    exist.

                                    The rights are issued in the form of subscription
                                    warrants which accompany this prospectus sent to the
                                    record holders. ChaseMellon Shareholder Services, L.L.C.
                                    will attempt to sell rights by referring sell orders to
                                    a broker for this purpose, for stockholders who deliver
                                    a subscription warrant to ChaseMellon Shareholder
                                    Services, L.L.C. with sale instructions properly
                                    executed, no later than 11:00 a.m., Eastern time, on
                                    August 31, 1999. We provide no assurance that any rights
                                    will be sold or as to the price that may be paid for any
                                    rights sold.

No Revocation.....................  If you exercise any rights, you are not allowed to revoke or change the exercise or request a refund of
                                    monies paid.

Subscription Agent................  ChaseMellon Shareholder Services, L.L.C.

Information Agent.................  ChaseMellon Shareholder Services, L.L.C.

                                    Telephone: 1-888-224-2745

Procedure for Exercising Rights...  To exercise rights, you must complete the subscription warrant and deliver it to ChaseMellon Shareholder
                                    Services, L.L.C. with full payment under both the basic
                                    and oversubscription privileges you elect to exercise.
                                    ChaseMellon Shareholder Services, L.L.C. must receive
                                    the proper forms and payments on or before the
                                    expiration date.

                                    You may deliver the documents and payments by mail or
                                    commercial courier. If regular mail is used for this
                                    purpose, we recommend using insured, registered mail.
                                    You may use an alternative "Guaranteed Delivery
                                    Procedure" if you are unable to deliver the subscription
                                    warrant before the expiration date, subject to the
                                    requirements for this procedure described under "The
                                    Rights Offering--Special Procedure Under 'Notice of
                                    Guaranteed Delivery' Form."

Payment Adjustments...............  If you send a payment that is insufficient to purchase the number of shares requested, or if the number of
                                    shares requested is not specified in the forms, the
                                    payment received will be applied to exercise the basic
                                    subscription privilege to the

                                    extent of the payment. If the payment exceeds the
                                    subscription price for the full exercise of the basic
                                    subscription privilege, the excess payment will be
                                    applied to exercise the oversubscription privilege. If
                                    the payment exceeds the amount required to exercise both
                                    the basic and oversubscription privileges, that excess
                                    will be refunded as soon as practicable. We will not pay
                                    interest on any payments received under the rights
                                    offering.

Nominee Accounts..................  If you wish to purchase shares in this offering and your shares are held by a securities broker, bank, trust
                                    company or other nominee, you should promptly contact
                                    those record holders and request them to exercise rights
                                    on your behalf. You may also contact the nominee and
                                    request the nominee to send a separate subscription
                                    warrant to you.

                                    If you are a record holder who wishes an institution
                                    such as a broker or bank to exercise your rights for
                                    you, you should contact that institution promptly to
                                    arrange that method of exercise. If you are a nominee
                                    which desires subscription warrants re-issued in smaller
                                    denominations, you must act promptly under special
                                    procedures described under "The Rights Offering--How to
                                    Transfer Rights."

                                    You are responsible for the payment of any fees that
                                    brokers or other persons holding your shares may charge.

Exercise by Foreign and Certain
  Other Stockholders..............  ChaseMellon Shareholder Services, L.L.C. will hold subscription warrants for stockholders having addresses
                                    outside the United States. In order to exercise rights,
                                    holders with addresses outside the United States must
                                    notify ChaseMellon Shareholder Services, L.L.C. and
                                    timely follow other procedures on or before the
                                    expiration date of the rights.

U.S. Income Tax Consequences......  For United States federal income tax purposes, we believe that a stockholder will not recognize taxable
                                    income upon the receipt or exercise of rights. See "The
                                    Rights Offering--Federal Income Tax Consequences." Each
                                    stockholder should consult the holder's own tax adviser
                                    concerning the tax consequences of this offering under
                                    the holder's own tax situation. This prospectus does not
                                    summarize tax consequences arising under state tax laws,
                                    non-U.S. tax laws, or any tax laws relating to special
                                    tax circumstances or particular types of taxpayers.

Stock Certificates................  We will deliver stock certificates representing common stock purchased by the exercise of rights as soon as
                                    practicable after the expiration date and after all
                                    prorations under the oversubscriptions privilege have
                                    been made.

Amendment, Extension and
  Termination.....................  We may amend, extend or terminate the rights offering at any time prior to the expiration date at our Board of
                                    Directors' discretion. We will issue a press release
                                    with respect to any amendment, extension or termination
                                    of the rights of offering.

                                  RISK FACTORS

    You should carefully consider the risks described below before investing in our common stock. If any of the events or conditions described in the following risks actually occurs, our business, financial condition and results of operations could be seriously harmed. In that case, you may lose all or part of your investment.

WE HAVE AN IMMEDIATE NEED FOR CAPITAL WHICH IF NOT MET WILL JEOPARDIZE OUR
  BUSINESS.

    We have incurred significant operating losses during fiscal 1998 and for the six months ended April 3, 1999 as we transition from inductive thin film head technology to magnetoresistive and giant magnetoresistive head technologies. Inductive thin film heads are magnetic recording heads using loops of wire exposed to a changing magnetic field to enable it to "read" as it passes over the disk. This transition also resulted in significant reductions in sales and cash balances. Our ability to fund our operating and capital requirements for the remainder of fiscal 1999 and beyond is heavily dependent upon our ability to receive qualification and to begin volume production of our magnetoresistive and giant magnetoresistive products on a timely basis. We have an immediate requirement to raise capital in order to support current operating activities. We will be required to raise significant additional capital in the near term to fund our anticipated magnetoresistive and giant magnetoresistive product production and related working requirements. If we are unable to achieve customer qualification and begin production of magnetoresistive and giant magnetoresistive products or raise sufficient capital in the near term, there will be a material adverse effect on our financial condition, competitive position, and ability to continue as a going concern.

    Due to the significant uncertainties described above, our auditors have re-issued their report on our October 3, 1998 financial statements. The re-issued report, dated June 1, 1999, includes a qualification regarding our ability to continue as a going concern. Our auditors have also advised us that based on current conditions, it is likely that this qualification will also be continued on our fiscal 1999 financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR STOCK PRICE HAS VARIED GREATLY AND MAY CONTINUE TO FLUCTUATE, WHICH MAY
  REDUCE OUR ABILITY TO RAISE ADDITIONAL OPERATING FUNDS.

    The market price of our common stock has been volatile, with closing market prices ranging from $4.00 to $33.25 per share during fiscal 1998 and from $2.56 to $9.19 per share during the first nine months of fiscal 1999. The volatility of our stock price may reduce our ability to raise additional operating funds.

IF OUR MAGNETORESISTIVE AND GIANT MAGNORESISTIVE PRODUCTS FAIL TO ACHIEVE THE
  PERFORMANCE NECESSARY TO REMAIN COMPETITIVE, WE WILL NOT QUALIFY AS A SUPPLIER FOR DISK DRIVE MANUFACTURERS' PROGRAMS.

    The magnetic recording head industry involves rapidly changing technology, short product life cycles and intense price competition. Demand for greater data storage capacity requires disk drive and disk head manufacturers to continue to build greater performance into their products. If our magnetoresistive and giant magnetoresistive products fail to achieve the performance necessary to remain competitive, we will not qualify as a supplier for disk drive manufacturers' programs and our operating results will be significantly harmed. See "Business-Disk Drive Industry" and "-Competition" for a discussion of this industry and its competitive nature.

OUR FAILURE TO SERVICE SHORT-TERM BORROWINGS COULD RESULT IN OUR LOANS BEING
  CALLED.

    At July 15, 1999, we had approximately $59.3 million of short-term borrowings outstanding in variable interest rate demand loans from banks in Malaysia, as well as significant lease obligations and other bank loans. We cannot assure you that we will continue to meet these obligations when they come due. If we do not, our lenders could enforce penalties, reclaim equipment or intellectual property, or otherwise seriously harm our business, financial condition and results of operations.

OUR REVENUES HAVE COME PRIMARILY FROM A SINGLE CUSTOMER, THE LOSS OF WHICH WOULD
  SERIOUSLY HARM OUR FINANCIAL PERFORMANCE.

    We have depended on a single customer, Samsung Electronics, for most of our recent sales. The disk head industry is intensely competitive and largely dependent on sales to a limited number of major disk drive manufacturers. Failure to maintain Samsung Electronics as a customer and to attract new customers would have a severe impact on our business and financial results. See "Business-Customers and Marketing" for a discussion of our customers.

CYCLES IN THE DISK DRIVE INDUSTRY CAUSING PERIODS OF OVERSUPPLY, REDUCED DEMAND
  AND INTENSE COMPETITIVE PRICING COULD SIGNIFICANTLY HARM OUR OPERATING RESULTS AND ADVERSELY AFFECT OUR STOCK PRICE.

    The disk drive industry is very cyclical and historically has experienced periods of oversupply and reduced production levels, resulting in significantly reduced demand for disk heads, as well as intensely competitive pricing. The effect of these cycles on suppliers, including us, has been magnified by hard disk drive manufacturers' practice of ordering recording heads in excess of their needs during periods of rapid growth. This increases the severity of the drop in the demand for recording heads during periods of slower growth or contraction. A continued decline in the growth in demand for magnetic recording heads, as experienced by the industry during the first half of fiscal 1999, may seriously harm our business and financial condition. See "Business-Disk Drive Industry" for a discussion of the cyclical nature of the industry.

ANY UNDERUTILIZED PRODUCTION CAPACITY DUE TO CANCELLATION, RESCHEDULING OR
  REDUCTION OF CUSTOMER ORDERS WILL LIKELY RESULT IN OPERATING LOSSES.

    We generally make sales in response to individual customer orders, and customer-specific materials are ordered on the basis of these customer orders. As customer programs reach the end of their life cycle, we may have to write-down inventory and equipment. We experienced substantial losses and cancellation, rescheduling and reduction of orders in fiscal 1998. Cancellations, rescheduling and reductions of orders result in inventory losses, under-utilization of production capacity and write downs of tooling and equipment, which may seriously harm our business, financial condition and results of operations. See "Business-Backlog" for a discussion of customer orders.

INTENSE COMPETITION IN PRODUCT DEVELOPMENT AND PRICING COULD RESULT IN OUR
  FAILURE TO DEVELOP AND MANUFACTURE COMPETITIVE PRODUCTS AND THUS RESULT IN A LOSS OF SALES.

    We face intense competition with other independent recording head suppliers, as well as disk drive manufacturers that produce magnetic recording heads used in their own products. Currently, several large Japanese companies, with considerably more resources than us, compete in the independent head market and have had considerable success in gaining market share. If we are unable to develop and manufacture competitive products and sell them at competitive prices, we could experience loss of sales and a decline in financial performance. See "Business-Competition" for a discussion of competition in our industry.

AMORTIZATION OF GOODWILL AND MERGER EXPENSES WILL DELAY OR REDUCE OUR
  PROFITABILITY.

    Amortization of expenses incurred in the merger with DAS Devices will reduce our profitability. An in-process research and development charge of $28.7 million was recorded in the second quarter of fiscal 1999, the quarter during which the merger was completed. Intangible assets are comprised of developed technology and know-how of approximately $30.1 million and goodwill of approximately $39.6 million. The developed technology and know-how will be amortized as an expense over three years, and the goodwill will be amortized as an expense over seven years. See "Recent Developments-DAS Merger" for a discussion of the DAS merger.

    The costs associated with the merger negatively affected results of operations in the second quarter of fiscal 1999. The combined company incurred approximately $4.2 million of expenses, primarily relating to costs associated with combining the operations of the two companies and the fees of financial advisors, attorneys and accountants.

LABOR SHORTAGES, LABOR DISRUPTIONS, CIVIL UNREST AND POLITICAL INSTABILITY IN
  KOREA, MALAYSIA AND CHINA COULD INTERFERE WITH OUR MANUFACTURING OPERATIONS.

    We have from time to time experienced shortages of qualified workers and on one occasion our operations in Korea were adversely affected by a labor disruption.

    Our Korea, Malaysia and China head production, assembly and test operations subject us to the inherent risks of doing business abroad. Our overseas operations could be adversely affected by labor shortages or disruption, civil unrest and political instability, and may be subject to:

    - delays in obtaining governmental permits and approvals;

    - currency exchange fluctuations;

    - currency and trade restrictions; and

    - transportation problems.

    See "Business-Manufacturing" for a discussion of our foreign operations.

WE MAY FAIL TO EFFECTIVELY IDENTIFY AND RESOLVE SIGNIFICANT YEAR 2000 PROBLEMS
  WITHIN OUR BUSINESS, OR IMPORTANT SUPPLIERS MAY BE UNABLE TO SUPPLY GOODS AND SERVICES TO US DUE TO YEAR 2000 PROBLEMS.

    We may not accurately identify all potential Year 2000 problems within our business, and the corrective measures that we implement may be ineffective or incomplete. These problems could interrupt our ability to manufacture and ship our products. The resulting costs could be significant, and we could suffer a significant decrease in sales. We have no way of ensuring that our suppliers and others not under our control will be Year 2000 compliant. We believe that in the worst-case we would experience any of the following:

    - the inability of water and power utilities to deliver their products to one or more of our facilities;

    - the inability of Hutchinson Technology, our key supplier of suspension assemblies, to supply that product to us; and

    - the inability of Sumitomo Corporation, our key supplier of substrates for wafer products, to supply that product to us.

    Any of these interruptions, in turn, could result in a number of adverse consequences to us, including:

    - delayed or lost revenue;

    - diversion of resources;

    - damage to our reputation;

    - increased administrative and processing costs; and

    - liability to suppliers and/or customers.

    Any one or a combination of these consequences could significantly disrupt our operations and have a material adverse effect on our operations and financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Year 2000 Issue."

SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR
  COMMON STOCK MAKING IT MORE DIFFICULT TO SELL OUR SECURITIES IN THE FUTURE.

    If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. These sales also could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price we deem appropriate. Our inability to do so may adversely affect our ability to continue as a going concern. As of July 15, 1999, there were 45,736,741 shares of our common stock outstanding. We have also issued in private placement transactions rights to purchase up to approximately 27,000,000 shares of our common stock. See "Description of Capital Stock" for a description of these rights.

AN ADVERSE OUTCOME FROM PENDING LITIGATION WITH DAS DEVICES' EQUIPMENT LESSORS
  COULD SIGNIFICANTLY HARM OUR FINANCIAL POSITION.

    Several companies that leased equipment or made equipment financing available to Das Devices have recently filed actions against Das Devices and us. They allege that DAS Devices breached its agreements with them by failing to make lease or loan payments and that we were required, and have failed, to assume those obligations. Some of those companies have also alleged that we improperly transferred unique and proprietary magnetoresistive and giant magnetoresistive technologies from DAS Devices to us for inadequate consideration. The companies seek to recover in excess of $7 million, and some of the companies seek to recover punitive damages. Some of the companies also seek an order restraining us from using the DAS technologies. While we believe that we have valid defenses to these claims and we intend to vigorously defend these actions, we cannot assure you that we will prevail in these actions. If any of these companies successfully prosecutes it claims against us, the resulting money damages and the restraint against our use of the DAS technologies could significantly harm our business and financial condition. See "Legal Proceedings" for a discussion of these actions.

RISKS RELATING TO THE RIGHTS OFFERING

    - DILUTION: Stockholders who do not exercise their rights will own a smaller percentage of our outstanding stock.

    - STOCK MARKET RISKS:

       - The trading price of our stock has declined substantially since the second quarter of fiscal year ended September 27, 1997.

       - Future prices of our stock may be affected positively or negatively by our future revenues and earnings, changes in estimates by analysts, our ability to meet analysts' estimates, speculation in the trade or business press about our company, and overall conditions affecting economic trends and the stock market.

       - We cannot assure you that the subscription price set by the rights offering will remain below any trading prices, or that trading prices will not decline during or after the rights offering.

    - NO REVOCATION: You are not allowed to revoke or change your exercise of rights after you send in your subscription forms and payment. If the rights offering is canceled, we are obligated only to refund payments actually received, without interest.

    - NEED TO ACT PROMPTLY AND FOLLOW SUBSCRIPTION INSTRUCTIONS: Stockholders who desire to purchase shares in the rights offering or to transfer or sell their rights must act promptly to ensure that all required forms and payments are actually received by ChaseMellon Shareholder Services, L.L.C. prior to the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, ChaseMellon Shareholder Services, L.L.C. may, depending on the circumstances, reject your subscription or accept it to the full extent of the payment received. Neither Applied nor ChaseMellon Shareholder Services, L.L.C. undertakes to contact you concerning, or attempts to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

    - RISK OF PERSONAL CHECKS: Any personal check used to pay for shares must clear prior to the expiration date, and the clearing process may require five or more business days.

    - DELAY IN ABILITY TO RESELL SHARES: If you exercise rights, you may not be able to resell the new shares purchased until you (or your broker or other nominee) have received a stock certificate for the shares purchased. Although we will endeavor to issue the appropriate certificates as soon as practicable after completion of the rights offering, there may be some delay between the expiration date and the time we are able to issue the new stock certificates.

                                USE OF PROCEEDS


    We will use the proceeds to sustain our operating activities and to fund production of our anticipated magnetoresistive and giant magnetoresistive products and related working capital requirements. We will also pay from cash proceeds of the rights offering estimated expenses of approximately $95,000 relating to the offering of rights.


                                   DIVIDENDS

    We did not pay cash dividends on our common stock during fiscal years 1998 and 1997, or during the first half of fiscal 1999, and we do not have a policy of paying dividends on our common stock. We currently intend to retain any earnings for use in our business and we do not anticipate paying cash dividends on our common stock in the foreseeable future.

                            MARKET FOR COMMON STOCK

    Our common stock is traded on the New York Stock Exchange under the symbol "APM." The following table identifies for the periods indicated the high and low closing sale prices for our common stock.

                                                                                       HIGH        LOW
                                                                                     ---------  ---------
Fiscal year ended September 27, 1997
  First Quarter....................................................................  $  31 7/8  $  17 3/8
  Second Quarter...................................................................     60 1/2     27 3/8
  Third Quarter....................................................................     36 1/2     22 3/8
  Fourth Quarter...................................................................     38 5/8     22 1/4

Fiscal year ended October 3, 1998
  First Quarter....................................................................  $  33 1/4  $  11 1/8
  Second Quarter...................................................................     13 7/8    10 5/16
  Third Quarter....................................................................     11 7/8          4
  Fourth Quarter...................................................................      6 5/8     4 3/16

Fiscal year ending October 2, 1999
  First Quarter....................................................................     9 3/16      3 3/8
  Second Quarter...................................................................    7 15/16      3 5/8
  Third Quarter....................................................................    3 15/16     2 9/16
  Fourth Quarter (through July 15, 1999)...........................................          3      2 7/8

    On July 15, 1999, the reported last closing sale price of our common stock on the New York Stock Exchange was $3 per share. As of July 15, 1999, there were approximately 1906 holders of record of our common stock.

                                 CAPITALIZATION

    The following table shows our consolidated debt and consolidated capitalization as of April 3, 1999 on a historical basis, which includes the issuance on February 8, 1999 of approximately 17,692,961 shares in the merger with DAS Devices and to an investor group in connection with the merger.

    The pro forma amounts have been "adjusted" for the following transactions, which occurred subsequent to April 3, 1999 and prior to this offering:

    - the issuance to Kennilworth Partners II LP of 6,000,000 shares of our common stock for a purchase price of $24,000,000.

    - the issuance to Kennilworth Partners II LP of our senior subordinated convertible note for a purchase price of $25,000,000.

    - the redemption from Kennilworth Partners II LP of $24,000,000 principal amount of our 7% convertible subordinated debentures for the sum of $24,000,000.


    The pro forma amounts have been "further adjusted" to reflect the completion of this rights offering assuming 70% of the rights are sold and converted into common shares at a price of $1.00 per share (closing price of $1.44 on August 9, 1999 less 30% discount).


    The pro forma amounts do not reflect the 7,028,224 common shares that are reserved for issuance upon conversion of the senior subordinated convertible note and the 276,750 shares of common stock reserved for issuance upon exercise of options granted in the merger with DAS Devices. You should read this table in conjunction with the Unaudited Condensed Consolidated Financial Statements and notes to those statements appearing elsewhere in this prospectus.


                                                                                         APRIL 3, 1999
                                                                                        (IN THOUSANDS)
                                                                                          (UNAUDITED)
                                                                             -------------------------------------
                                                                             HISTORICAL
                                                                             -----------
                                                                                                 PRO FORMA
                                                                                          ------------------------
                                                                                                       AS FURTHER
                                                                                          AS ADJUSTED   ADJUSTED
                                                                                          -----------  -----------
Short-term debt:
  Current portion of long-term debt........................................  $     3,458  $     3,458  $     3,458
  Bank notes payable.......................................................       64,820       64,820       64,820
                                                                             -----------  -----------  -----------
Total short-term debt......................................................       68,278       68,278       68,278
Long-term debt, net........................................................      125,373      126,373      126,373

Shareholders' Investment:
  Preferred stock, $0.10 par value, authorized
    5,000,000 shares, none issued at April 3, 1999.........................           --           --           --
  Common stock, $0.10 par value, authorized
    80,000,000 shares, issued 41,557,887 at April 3, 1999,
    47,557,887 on an adjusted pro forma basis and 80,848,408 on a further
    adjusted pro forma basis...............................................        4,156        4,756        8,085
  Paid-in capital..........................................................      301,931      325,331      355,293
  Retained deficit.........................................................     (239,149)    (239,149)    (239,149)
  Treasury stock, at cost (130,552 shares as of April 3, 1999).............       (1,581)      (1,581)      (1,581)
  Unearned restricted stock compensation...................................          (33)         (33)         (33)
                                                                             -----------  -----------  -----------
  Total shareholders' investment...........................................       65,324       89,324      122,615
                                                                             -----------  -----------  -----------
  Total capitalization.....................................................  $   258,975  $   283,975  $   317,266
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

                              THE RIGHTS OFFERING

REASONS FOR THE RIGHTS OFFERING

    Management and the Board of Directors believe this rights offering is the most prudent means of generating cashflow required to sustain our operating activities and to fund production of our anticipated magnetoresistive and giant magnetoresistive products and related working capital requirements.

    Net cash proceeds from the rights offering will be used to sustain our operating activities and to fund production of our anticipated magnetoresistive and giant magnetoresistive products and related working capital requirements.


NO BOARD RECOMMENDATION TO STOCKHOLDERS


    The Board of Directors does not make any recommendation to you about whether you should exercise any rights. If you do not exercise all of your rights, you will own a smaller percentage of the total outstanding common stock after completion of the rights offering. If you exercise rights, you risk investment loss on new money invested. We do not ensure that the subscription price will remain below the market price for the common stock during the rights offering, or that anyone purchasing shares will be able to sell those shares in the future at a higher price. See "Risk Factors."

GENERAL TERMS AND ASSUMPTIONS


    - The record date is August 12, 1999.


    - Only holders of record of common stock at the close of business on the record date, or those to whom rights have been validly transferred, may exercise rights. You are a record holder for this purpose only if your name is registered as a stockholder with our transfer agent, ChaseMellon Shareholder Services, L.L.C., as of the record date.

    - The text below generally assumes that you are a record holder of shares, unless otherwise noted.

    - If you own shares held in a brokerage, bank or other custodial or nominee account, you should promptly send the proper instruction form to your broker or other person holding your shares, in order to exercise rights. Your broker or other person holding your shares is the record holder and will have to act in order for you to exercise rights. We have asked the securities brokers and other nominee holders of our stock to contact you to obtain your instructions concerning rights you are entitled to exercise.

    - No interest will be paid on your funds delivered to exercise rights, regardless of whether the funds are applied to the purchase of shares or returned for any reason.

CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

    ChaseMellon Shareholder Services, L.L.C. is acting as the subscription agent for the rights offering under an agreement with us.

    All subscription warrants, payments of the subscription price, nominee holder certifications, notices of guaranteed delivery, and Depository Trust Company participant oversubscription exercise forms, to the extent applicable to your exercise of rights, must be delivered to ChaseMellon Shareholder Services, L.L.C. as follows:

IF BY MAIL:                           IF BY HAND:                           IF BY OVERNIGHT COURIER:
------------------------------------  ------------------------------------  ------------------------------------
ChaseMellon Shareholder Services,     ChaseMellon Shareholder Services,     ChaseMellon Shareholder Services,
L.L.C.                                L.L.C.                                L.L.C.
Post Office Box 3301                  120 Broadway, 13th Floor              85 Challenger Road--
South Hackensack, NJ 07606            New York, New York 10271              Mail Dr.
Attn: Reorganization Department       Attn: Reorganization Department       Ridgefield Park, NJ 07660
                                                                            Attn: Reorganization Department

    ChaseMellon Shareholder Services, L.L.C."s facsimile number is (201)
296-4293.

    The telephone number for confirmation of receipt of facsimiles is (201) 296-4860.

    We will pay the fees and expenses of ChaseMellon Shareholder Services, L.L.C., except for fees, applicable brokerage commissions, taxes and other expenses relating to the sale of rights by ChaseMellon Shareholder Services, L.L.C., which will be for the account of the seller of the rights. We have also agreed to indemnify ChaseMellon Shareholder Services, L.L.C. against certain liabilities in connection with the rights offering.

THE RIGHTS

    As soon as practicable after the date of this prospectus, we will distribute, at no charge, to holders of our common stock on the record date transferable subscription rights to purchase additional shares of common stock. We are distributing one right for each share of common stock held on the record date.

    We will send a subscription warrant to each record holder along with this prospectus and related instructions to evidence the rights. In order to exercise rights, you must fill out and sign the appropriate subscription warrant and timely deliver it with full payment for the shares to be purchased.

    A depository bank, trust company or securities broker or dealer which is a record holder for more than one beneficial owner of shares may divide or consolidate subscription warrants to represent shares held on the record date by their beneficial owners, upon proper showing to ChaseMellon Shareholder Services, L.L.C.

BASIC AND OVERSUBSCRIPTION PRIVILEGES


    BASIC SUBSCRIPTION PRIVILEGE. You are entitled to purchase one share of common stock at the subscription price for every one right exercised. We have reserved a total of 45,736,741 shares of common stock for the exercise of the rights.


    OVERSUBSCRIPTION PRIVILEGE. If you exercise your basic subscription privilege in full, you may also subscribe for additional shares that other stockholders may not purchase under their basic subscription privilege. If there are not enough shares available to fill all subscriptions for additional shares, the available shares will be allocated pro rata based on the number of shares each subscriber for additional shares has purchased under the basic subscription privilege. We will not allocate to you more than the number of shares you have actually subscribed and paid for.

    You are not entitled to exercise the oversubscription privilege unless you have fully exercised your basic subscription privilege. For this purpose, you would only count the shares you own in your own name, and not other shares that might, for example, be jointly held with a spouse, held as a custodian for someone else, or held in an individual retirement account.

    You may elect to exercise the oversubscription privilege only at the same time you exercise your basic subscription privilege in full.

    If we do not allocate to you all shares you have subscribed for under the oversubscription privilege, we will refund by mail to you any payment you have made for shares which are not available to issue to you, as soon as practicable after completion of the rights offering.

    Banks, brokers and other nominees who exercise the oversubscription privilege on behalf of beneficial owners of shares must report certain information to ChaseMellon Shareholder Services, L.L.C. and us and record certain other information received from each beneficial owner exercising rights. Generally, banks, brokers and other nominees must report (1) the number of shares held on the record date on behalf of each beneficial owner, (2) the number of rights as to which the basic subscription privilege has been exercised on behalf of each beneficial owner, (3) that each beneficial owner's basic subscription privilege held in the same capacity has been exercised in full, and
(4) the number of shares subscribed for under the oversubscription privilege by each beneficial owner.

    If you complete the portion of the subscription warrant to exercise the oversubscription privilege, we will rely on this as your certification that you have fully exercised your basic subscription privilege as described above.

SUBSCRIPTION PRICE


    The subscription price is $1.00 per share subscribed for, payable in cash. The oversubscription price is $0.85 per share, a 15% discount to the basic subscription price.


EXPIRATION TIME AND DATE


    The basic subscription privilege and the oversubscription privilege both expire at 5:00 p.m., Eastern time, on September 2, 1999. After the expiration date, rights will no longer be exercisable by anyone.


    In order to exercise rights in a timely manner, you must assure that ChaseMellon Shareholder Services, L.L.C. actually receives, prior to expiration of the rights, the properly executed and completed subscription warrant (or form of "Notice of Guaranteed Delivery"), together with full payment for all shares you wish to purchase.

EXPENSES OF THE RIGHTS OFFERING


    We will pay from cash proceeds of the rights offering or available cash estimated expenses of approximately $95,000 relating to the rights offering.


EXERCISE OF RIGHTS

    Please do not send us subscription warrants or related forms. Please send the properly completed and executed form of subscription warrant with full payment to ChaseMellon Shareholder Services, L.L.C.

    You should read carefully the forms of subscription warrant and related instructions and forms which accompany this prospectus. You should call ChaseMellon Shareholder Services, L.L.C. (1-888-224-2745) promptly with any questions you may have.

    You may exercise your rights by delivering to ChaseMellon Shareholder Services, L.L.C., at the address specified in the instructions accompanying this prospectus, at or prior to expiration of the rights:

    - the properly completed and executed subscription warrant(s) which evidence your rights, and

    - payment in full of the subscription price for each share you wish to purchase under the basic subscription privilege and the oversubscription privilege.

    If you are not a broker, bank or other eligible institution, you must obtain a signature guarantee on the subscription warrant from a broker, bank or other institution eligible to guarantee signatures in order to transfer the subscription warrant in whole or to transfer a portion of your rights.

REQUIRED FORMS OF PAYMENT

    If you exercise any rights, you must deliver full payment in the form of:

    - a check or bank draft drawn upon a U.S. bank, or U.S. postal money order, payable to ChaseMellon Shareholder Services, L.L.C. Subscription Agent, or


    - by wire transfer of funds to the account maintained by the ChaseMellon Shareholder Services, L.L.C. for this rights offering at The Chase Manhattan Bank, New York, NY, ABA No. 021 000 021, Attention: ChaseMellon Shareholder Services Reorg. Account: 323-015034 (Applied Magnetics Corporation).


    In order for you to timely exercise your rights, ChaseMellon Shareholder Services, L.L.C. must actually receive the subscription price before expiration of the rights in the form of:

    - a personal check which must have timely cleared payment,

    - a certified or cashier's check or bank draft drawn upon a U.S. bank or a U.S. postal money order, or

    - collected funds in ChaseMellon Shareholder Services, L.L.C.'s account designated above.

    Funds paid by uncertified personal check may take at least five business days to clear. Accordingly, if you pay the subscription price by means of uncertified personal check, you should make payment sufficiently in advance of the expiration time to ensure that your check actually clears and the payment is received before that time. We are not responsible for any delay in payment by you and suggest that you consider payment by means of certified or cashier's check, money order or wire transfer of funds.

SPECIAL PROCEDURE UNDER "NOTICE OF GUARANTEED DELIVERY" FORM

    If you wish to exercise rights but cannot ensure that ChaseMellon Shareholder Services, L.L.C. will actually receive the executed subscription warrant before the expiration of the rights, you may alternatively exercise rights by causing all of the following to occur within the time prescribed:

    - Full payment must be received by ChaseMellon Shareholder Services, L.L.C. prior to the expiration time for all shares you desire to purchase under the basic and oversubscription privileges.

    - A properly executed "Notice of Guaranteed Delivery" substantially in the form distributed with your subscription warrant must be received by ChaseMellon Shareholder Services, L.L.C. at or prior to the expiration time.

    - The "Notice of Guaranteed Delivery" must be executed by both you and one of the following: a member firm of a registered national securities exchange, an NASD member, a commercial bank or trust company having an office or correspondent in the United States, or other eligible guarantor institution qualified under a guarantee program acceptable to ChaseMellon Shareholder Services, L.L.C. The cosigning institution must guarantee in the Notice of Guaranteed Delivery that the subscription warrant will be delivered to ChaseMellon Shareholder Services, L.L.C. within three NYSE trading days after the date of the form. You must also provide in that form other relevant details concerning the intended exercise of rights.

    - The properly completed subscription warrant(s) with any required signature guarantee must be received by ChaseMellon Shareholder Services, L.L.C. within three NYSE trading days following the date of the related Notice of Guaranteed Delivery.

    - If you are a nominee holder of rights, the "Nominee Holder Certification" must also accompany the Notice of Guaranteed Delivery.

    A Notice of Guaranteed Delivery may be delivered to ChaseMellon Shareholder Services, L.L.C. in the same manner as subscription warrants at the address set forth above under "The Rights Offering-- ChaseMellon Shareholder Services, L.L.C.," or may be delivered by telegram or facsimile transmission (telecopier no. (201) 296-4293). To confirm facsimile deliveries, please call (201) 296-4860.

    Additional copies of the form of Notice of Guaranteed Delivery are available upon request from ChaseMellon Shareholder Services, L.L.C., whose address and telephone numbers are set forth above.

INCOMPLETE FORMS; INSUFFICIENT OR EXCESS PAYMENT

    If you do not indicate the number of rights being exercised, or do not forward sufficient payment for the number of rights that you indicate are being exercised, then we are entitled to accept the subscription forms and payment for the maximum number of rights that may be exercised based on the actual payment delivered.

    If your payment exceeds the amount required to pay for the shares you indicate in your subscription warrant, then we are entitled to accept the excess payment as an exercise of the oversubscription privilege to the full extent of your payment.

    We will return any payment not applied to the purchase of shares under the rights offering procedures to those who made these payments as soon as practicable by mail.

EXERCISE OF LESS THAN ALL RIGHTS

    If you subscribe for fewer than all of the shares represented by your subscription warrant, you may (1) direct ChaseMellon Shareholder Services, L.L.C. to attempt to sell your remaining rights, or (2) receive from ChaseMellon Shareholder Services, L.L.C. a new subscription warrant representing the unused rights. See "The Rights Offering--How to Transfer Rights" below.

INSTRUCTIONS TO NOMINEE HOLDERS

    If you are a broker, trustee or depository for securities or other nominee holder of common stock for beneficial owners of the stock, we request you contact the beneficial owners as soon as possible to obtain instructions and related certifications concerning their rights. Our request to you is further explained in the suggested form of letter of instructions from nominee holders to beneficial owners accompanying this prospectus.

    To the extent so instructed, nominee holders should complete appropriate subscription warrants on behalf of beneficial owners and, in the case of any exercise of the oversubscription privilege, the related form of "Nominee Holder Certification," and submit them on a timely basis to ChaseMellon Shareholder Services, L.L.C. with the proper payment.

RISK OF LOSS ON DELIVERY OF SUBSCRIPTION WARRANT FORMS AND PAYMENTS

    Each holder of rights bears all risk of the method of delivery to ChaseMellon Shareholder Services, L.L.C. of subscription warrants and payments of the subscription price.

    If subscription warrants and payments are sent by mail, you are urged to send these by registered mail, properly insured, with return receipt requested, and to allow a sufficient number of days to ensure delivery to ChaseMellon Shareholder Services, L.L.C. and clearance of payment prior to the expiration time.

    Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

HOW PROCEDURAL AND OTHER QUESTIONS ARE RESOLVED

    We are entitled to determine all questions concerning the timeliness, validity, form and eligibility of any exercise of rights. This determination will be final and binding. We may, in our sole discretion, waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise or any right because of any defect or irregularity.


    Subscription warrants will not be considered received or accepted until all irregularities have been waived or cured within such time as we determine, in our sole discretion. Neither Applied nor ChaseMellon Shareholder Services, L.L.C. has any duty to give notification of any defect or irregularity in connection with the submission of subscription warrants or any other required document. Neither Applied nor ChaseMellon will incur any liability for failure to give such notification.


    We reserve the right to reject any exercise of rights if the exercise does not comply with the terms of the rights offering or is not in proper form or if the exercise of rights would be unlawful or materially burdensome. See "The Rights Offering--Right to Block Exercise Due to Regulatory Issues" below.

QUESTIONS AND ASSISTANCE CONCERNING THE RIGHTS

    You should direct any questions or requests for assistance concerning the method of exercising rights or requests for additional copies of this prospectus, forms of instructions or the Notice of Guaranteed Delivery to ChaseMellon Shareholder Services, L.L.C., at 450 W. 33rd Street, 14th Floor, New York, New York 10001 (telephone: banks and brokers (212) 273-8070, collect; all others (888) 224-2745).

NO REVOCATION


    Once you have exercised the basic subscription privilege and/or the oversubscription privilege, you may not revoke or change your exercise.


HOW TO TRANSFER RIGHTS

    There has been no prior trading in the rights. We provide no assurance that a trading market will develop or, if a market develops, that the market will remain available for a sufficient time to complete any transfer of rights.

    You may transfer all of the rights evidenced by a single subscription warrant by signing the subscription warrant for transfer in accordance with the appropriate form printed on the subscription warrant.

    You may transfer a portion of the rights evidenced by a single subscription warrant by delivering to ChaseMellon Shareholder Services, L.L.C. the subscription warrant properly signed for transfer, with separate written instructions to register a portion of the rights in the name of your transferee and to issue a new subscription warrant to the transferee covering the transferred rights. In that event and by appropriate written instructions, you may elect to receive a new subscription warrant covering the rights you did not transfer, or may request ChaseMellon Shareholder Services, L.L.C. to sell your retained rights in the manner described below.


    We anticipate that the rights will be eligible to trade on the NYSE under the symbol "APM Rt" until the close of business on the last trading day prior to the expiration date. We cannot ensure that there will be a trading market for the rights, that any market that does develop will continue through the rights offering, or that stockholders will be able to sell rights.

    You may elect to request ChaseMellon Shareholder Services, L.L.C. to sell all or part of your rights by delivering to ChaseMellon Shareholder Services, L.L.C. your subscription warrant properly executed for sale by ChaseMellon Shareholder Services, L.L.C. If you request that only a portion of your rights be sold, you should indicate in writing what action should be taken as to the rights you are not selling.


    If you request ChaseMellon Shareholder Services, L.L.C. to sell rights, your subscription warrant signed as provided above must be received by ChaseMellon Shareholder Services, L.L.C. at or prior to 11:00 a.m., Eastern time, on August 31, 1999.


    Promptly following the expiration time, ChaseMellon Shareholder Services, L.L.C. will send you a check for the net proceeds from the sale of any rights sold on your behalf. To the extent rights have been sold, all of the sales for those requesting this service shall be considered together and effected at the weighted average sale price of all rights sold by the ChaseMellon Shareholder Services, L.L.C. in this rights offering, less the pro rata portion of any applicable brokerage commissions, taxes and other expenses.

    We cannot ensure that a market will develop for the rights or that ChaseMellon Shareholder Services, L.L.C. will be able to sell any rights. ChaseMellon Shareholder Services, L.L.C.'s obligation to execute orders is subject to its ability to find buyers. If less than all sales orders received by ChaseMellon Shareholder Services, L.L.C. can be filled, sales proceeds will be prorated among those requesting the sales based upon the number of rights each holder of rights has requested ChaseMellon Shareholder Services, L.L.C. to sell. All sale orders properly received by the above deadline will be treated on a pro rata basis without regard to the actual date of delivery.


    If rights cannot be sold by ChaseMellon Shareholder Services, L.L.C. by 5:00 p.m. Eastern time, on September 3, 1999, they will be returned promptly by mail to the holders who delivered them.


    If you wish to transfer all or a portion of your rights, you should allow a sufficient amount of time prior to the expiration time for (1) the transfer instructions to be received and processed by ChaseMellon Shareholder Services, L.L.C., (2) new subscription warrants to be issued and transmitted and (3) the rights evidenced by the new subscription warrants to be exercised or sold by the intended recipients.

    It may require from two to ten business days, or more, to complete transfers of rights, depending upon how you deliver the subscription warrant and payment and the number of transactions you request. Neither Applied nor ChaseMellon Shareholder Services, L.L.C. will be liable to you or any transferee of rights if subscription warrants or any other required documents are not received in time for exercise or sale prior to the expiration time.

    If you exercise or sell rights in part, a new subscription warrant for the remaining rights will be issued to you only if ChaseMellon Shareholder Services, L.L.C. receives a properly endorsed subscription warrant from you no later than 5:00 p.m., Eastern time, on the fifth business day prior to the expiration date. It will not issue new subscription warrants for partially exercised or sold warrants submitted after that time and date. If you do submit a partial exercise or sale after that time and date, you will not be able to exercise the unexercised or unsold rights.

    Unless you make other arrangements with ChaseMellon Shareholder Services, L.L.C., a new subscription warrant issued after 5:00 p.m., Eastern time, on the fifth business day before the expiration date will be held for pick-up by you at the ChaseMellon Shareholder Services, L.L.C."s hand delivery address provided above.

    If you request a reissuance of a subscription warrant, the delivery of that document will be at your risk.

    You, and not Applied or ChaseMellon Shareholder Services, L.L.C., will be responsible for paying any commissions, fees and other expenses (including brokerage commissions and transfer taxes) you may incur for a purchase, sale or exercise of rights.

    If you do not exercise your rights prior to the expiration time, those rights will expire and will no longer be exercisable.

PROCEDURES FOR NOMINEES WHO ARE DTC PARTICIPANTS

    We anticipate that you may transfer rights, or exercise the basic subscription privilege (but not the oversubscription privilege) through, the facilities of the Depository Trust Company, generally known as "DTC." If you exercise the basic subscription privilege through DTC, you may exercise your oversubscription privilege by properly executing and delivering to ChaseMellon Shareholder Services, L.L.C., at or prior to the time the rights expire, a "DTC Participant Oversubscription Exercise Form" and a related "Nominee Holder Certification," together with payment of the appropriate subscription price for the number of shares for which the oversubscription privilege is to be exercised. You may obtain copies of these forms from ChaseMellon Shareholder Services, L.L.C. at the telephone numbers listed above.

FOREIGN AND UNKNOWN ADDRESSES


    We are not mailing subscription warrants to stockholders whose addresses are outside the United States or who have an APO or FPO address. In those cases, the subscription warrants will be held by ChaseMellon Shareholder Services, L.L.C. for those stockholders. To exercise their rights, these stockholders must notify ChaseMellon Shareholder Services, L.L.C. prior to 11:00 a.m., Eastern time, on August 31, 1999. At that time, if a foreign holder has not given any other instructions, these rights will be sold, subject to availability of buyers. If the rights can be sold, a check for the proceeds from the sale of these rights, less a pro rata portion of any applicable brokerage commissions, taxes and other expenses, will be sent by mail to the foreign holders. These sales for foreign holders will be aggregated so that each foreign holder will receive a weighted average price for the sales, if any.


    If you have sold rights through ChaseMellon Shareholder Services, L.L.C. but it does not know your address or cannot otherwise make delivery of sale proceeds to you, your sale proceeds will be held in a special account. These proceeds will be delivered to us if you do not claim them within two years after the expiration date of the rights offering.

RIGHT TO BLOCK EXERCISE DUE TO REGULATORY ISSUES

    We reserve the right to refuse the exercise of rights by any holder of rights who would, in our opinion, be required to obtain prior clearance or approval from any state, federal or foreign regulatory authorities for the exercise of rights or ownership of additional shares if, at the expiration date, this clearance or approval has not been obtained. We are not undertaking to pay for any expenses incurred in seeking that clearance or approval.

    We are not offering or selling, or soliciting any purchase of, rights or underlying shares in any state or other jurisdiction in which this is not permitted. We reserve the right to delay the commencement of the rights offering in certain states or other jurisdictions if necessary to comply with local laws. However, we may elect not to offer rights to residents of any state or other jurisdiction whose law would require a change in the rights offering in order to carry out the rights offering in that state or jurisdiction.


NO ADJUSTMENT TO OUTSTANDING STOCK OPTIONS OR OTHER STOCK AWARDS; ADJUSTMENTS TO
  SENIOR SUBORDINATED CONVERTIBLE NOTE DUE JULY 14, 2005 AND 7% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2006



    We will not, solely as a result of the rights offering, adjust the number of shares of common stock reserved for issuance under its stock award plans for employees and other eligible participants or the number of shares subject to outstanding awards of stock options or awards of restricted stock. We will, solely as a result of the rights offering, adjust the conversion price of (i) our Senior Subordinated Convertible Note due July 14, 2005 with Kennilworth Partners II LP and (ii) our 7% Convertible

Subordinated Debentures due 2006 pursuant to the applicable terms and conditions contained in each of the above instruments.


AMENDMENT, EXTENSION AND WITHDRAWAL


    Subject to the foregoing, we reserve the right to amend, extend or terminate the rights offering at any time prior to the expiration date and for any reason at the Board of Directors' discretion. In the event the rights offering is terminated, all funds received in the rights offering will be returned to those persons who subscribed for shares in the rights offering.


ISSUANCE OF STOCK CERTIFICATES

    Stock certificates for shares purchased in the rights offering will be issued as soon as practicable after the expiration date. ChaseMellon Shareholder Services, L.L.C. will deliver subscription payments to us only after consummation of the rights offering and the issuance of stock certificates to those exercising rights. If you exercise the oversubscription privilege but are not allocated all of the shares you asked to purchase, the excess funds you paid will be returned to you as soon as practicable after the expiration date.

    If you exercise rights, you will have no rights as a stockholder until certificates representing shares you purchased are issued. Unless otherwise instructed in your subscription warrant form, shares purchased by the exercise of rights will be registered in the name of the person exercising the rights.


FINANCIAL ADVISOR



    Our board of directors has retained Hambrect & Quist LLC as its exclusive financial advisor on matters relating the rights offering. Hambrect & Quist LLC has agreed to assist the company in evaluating financial alternative and the terms of the rights offering, to organize a roadshow for our management to meet with shareholders and potential investors and to act as a market maker for the rights. We have agreed to pay Hambrect & Quist LLC a retainer of $250,000 and to pay an additional fee of $500,000 upon termination of the rights offering. We have also agreed to indemnify them against claims or damages resulting from their services or to contribute to payments which they may be required to make.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    GENERAL. This section discusses certain federal income tax consequences of the rights offering to (1) beneficial owners of common stock upon distribution of the rights, and (2) holders of rights upon the exercise and disposition of the rights. The discussion is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change prospectively or retroactively.

    The discussion is limited to U.S. taxpayers who hold common stock, and will hold the rights and any shares acquired upon the exercise of rights, as capital assets (generally, property held for investment). The discussion does not include any tax consequences under state, local and foreign law. Financial institutions, broker-dealers, nominee holders of common stock or rights, life insurance companies, tax-exempt organizations and possibly other types of taxpayers may be subject to special provisions of the tax law or subject to other tax considerations not discussed below.

    Holders should consult their own tax advisors concerning their own respective tax situations or special tax considerations that may apply to them, including without limitation foreign, state and local laws that may apply.

    DISTRIBUTION OF RIGHTS. Owners of common stock will not recognize taxable income solely as a result of the distribution of the rights.

    EXERCISE OF THE RIGHTS AND BASIS AND HOLDING PERIOD OF THE COMMON
STOCK. Holders of rights will not recognize any gain or loss upon the exercise of rights. The basis of the shares acquired through exercise of the rights will be equal to the sum of the subscription price for rights exercised and the holder's basis in such rights (if any).

    The holding period for the shares acquired through exercise of the rights will begin on the date the rights are exercised.

    SALE OF SHARES. An owner of shares will recognize gain or loss upon the sale of shares acquired by exercise of rights in an amount equal to the difference between the amount realized and the stockholder's basis in the shares. The gain or loss so recognized will be long-term or short-term capital gain or loss, depending on whether the shares have been held for more than one year, assuming the stockholder holds the shares as a capital asset.

    BASIS AND HOLDING PERIOD OF THE RIGHTS. The tax basis of the rights for an owner of common stock who receives a distribution of rights will be zero, assuming the following exceptions do not apply. If, however, either (1) the fair market value of the rights on the date of distribution is 15% or more of the fair market value (on the date of distribution) of the common stock held, or (2) the stockholder elects to allocate the basis of common stock to the rights in the holder's federal income tax return for the taxable year in which the rights are received, then upon exercise or transfer of the rights, the stockholder's basis in such common stock will be allocated between the common stock and the rights in proportion to the fair market values of each on the date of distribution.

    The holding period of a stockholder with respect to the rights received as a distribution on such stockholder's common stock will include the stockholder's holding period for the common stock with respect to which the rights were distributed.

    In the case of a purchaser of rights, the tax basis of such rights will be equal to the purchase price paid therefor, and the holding period for such rights will commence on the day following the date of the purchase.

    TRANSFER OF THE RIGHTS. A holder or purchaser of rights who sells the rights prior to exercise will recognize capital gain or loss equal to the difference between the sale proceeds and the basis (if any) in the rights sold, if the common stock would be a capital asset in the hands of such purchaser.

    LAPSE OF THE RIGHTS. If rights expire prior to sale or other disposition of the rights, the holders of those rights will not recognize any gain or loss, and no adjustment will be made to the basis of the common stock, if any, owned by such holders.

    Purchasers of the rights will recognize a loss equal to their tax basis in the rights, if such rights expire unexercised. Any loss recognized on the expiration of the rights acquired by a purchaser will be a capital loss if the common stock would be a capital asset in the hands of the purchaser.

    INFORMATION REPORTING AND BACKUP WITHHOLDING. Holders who sell rights and receive payments may be subject to backup withholding at the rate of 31% on the payments unless the holder (1) is a corporation or is otherwise exempt and demonstrates the basis for the exemption if so required, or (2) provides a correct taxpayer identification number and certifies under penalties of perjury that the taxpayer identification number is correct and that the holder is not subject to backup withholding. Any amount withheld under these rules will be credited against such holder's federal income tax liability. We may require holders to establish their exemptions from backup withholding or to arrange for payment of backup withholding.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                              SIX MONTHS ENDED
                                                                                           -----------------------
                                                                                            APRIL 3,     APRIL 4,
                                                                                              1999         1998
                                                                                           -----------  ----------
                                                                                            (IN THOUSANDS, EXCEPT
                                                                                                PER SHARE AND
                                                                                             EMPLOYMENT AMOUNTS)
OPERATIONS
Net sales................................................................................  $    31,519  $  133,255
Net loss.................................................................................     (133,084)    (71,680)
Net income (loss) per share:
    Income (loss) per common share.......................................................  $     (4.53) $    (3.00)
    Income (loss) per common share-assuming dilution.....................................        (4.53)      (3.00)
Weighted average number of common shares outstanding:
    Common shares........................................................................       29,353      23,891
    Common shares-assuming dilution......................................................       29,353      23,891
Order backlog............................................................................  $     3,886  $   39,467
Period-end employment....................................................................        3,480       7,022

                                                                                              AS OF       AS OF
                                                                                             APRIL 3,    APRIL 4,
                                                                                               1999        1998
                                                                                            ----------  ----------
BALANCE SHEET
Working capital (deficit)(1)..............................................................  $  (72,584) $   68,604
Total assets..............................................................................     307,676     383,941
Total debt................................................................................     193,651     169,247
Shareholders' investment..................................................................      65,324     169,629

                                                                              FISCAL YEAR
                                                      -----------------------------------------------------------
                                                         1998         1997        1996        1995        1994
                                                      -----------  ----------  ----------  ----------  ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYMENT AMOUNTS)
OPERATIONS
Net sales...........................................  $   183,597  $  494,839  $  344,754  $  292,600  $  275,927
Net income (loss)...................................     (155,368)     96,116      32,218       1,748     (52,670)
Net income (loss) per share:
    Income (loss) per common share..................  $     (6.49) $     4.08  $     1.41  $     0.08  $    (2.39)
    Income (loss) per common share-assuming
      dilution......................................        (6.49)       3.37        1.21        0.08       (2.39)
Weighted average number of common shares
  outstanding:
    Common shares...................................       23,931      23,567      22,913      22,145      22,082
    Common shares-assuming dilution.................       23,931      31,011      30,173      22,472      22,082
Order backlog.......................................  $    10,752  $  137,508  $  116,262  $  107,466  $   64,781
Year-end employment.................................        5,154       8,431       6,401       5,478       5,531

BALANCE SHEET
Working capital (deficit)(1)........................  $    13,399  $  161,164  $  117,882  $   (5,963) $  (36,443)
Total assets........................................      299,518     477,988     359,450     246,817     220,556
Total debt..........................................      176,845     166,731     163,917      69,629      67,151
Shareholders' investment............................       85,960     240,781     139,699     103,592      98,433

------------------------

(1) This balance includes borrowings outstanding under loan facilities with Malaysian banks which are callable on demand and have no termination date. The balances for the periods ended April 3, 1999 and April 4, 1998 were $62,352 and $49,751, respectively. The balances for the years ended October 3, 1998, September 27, 1997, September 28, 1996, September 30, 1995 and 1994
    were $55.5 million, $50.2 million, $45.8 million, $46.9 million and $46.1 million, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    In fiscal 1998, the disk drive industry entered a period of slowdown coupled with an accelerated transition from the use of inductive thin film to magnetoresistive head products. We experienced purchase order cancellations, production reschedules and price reductions related to the industry slowdown and were late to market with our magnetoresistive head products, which resulted in a net loss of $155.4 million for the year ended October 3, 1998, compared to a net profit of $96.1 million for the year ended September 27, 1997, and $32.2 million for the year ended September 28, 1996. Net sales decreased 62.9% in fiscal 1998 from fiscal 1997, but increased 43.5% in fiscal 1997 from fiscal 1996. Our financial performance continued to be impacted by this technology transition in the first half of fiscal 1999. We are late in qualifying our magnetoresistive head products and we have incurred a loss of $133.1 million for the first half of fiscal 1999 as compared to $71.7 million loss in the same period of the previous fiscal year.

    Inductive thin film head products represented 96.9% of fiscal 1998 revenue. During fiscal 1998, we successfully transitioned from inductive thin film head products at the 1.7 gigabytes per 3.5 inch disk capacity point to inductive thin film head products at 2.1 gigabytes per 3.5 inch disk. Our 2.1 gigabyte per 3.5 inch disk product was the last generation of inductive thin film heads. We plan to make inductive film shipments through the third fiscal quarter of 1999, which makes fiscal 1999 another significant technology transition year for us. Magnetoresistive head products accounted for 2.5% of revenue in fiscal 1998 as compared to 4.9% in fiscal 1997. We are currently working on magnetoresistive head product qualifications with two customers at the 4.3 gigabyte per 3.5 inch disk and expect to begin volume production shipments of these products in the fourth fiscal quarter of 1999. We are continuing our commitment to magnetoresistive and giant magnetoresistive head products with the addition of technical personnel, capital investments, and research and development.

    In fiscal 1998, we experienced a significant decrease in net sales and demand for inductive thin film head products, which resulted in a significant loss and negative cash flow from operations as we continue to transition from inductive thin film to magnetoresistive and giant magnetoresistive head technology. Our ability to fund our operating and capital requirements for fiscal 1999 is heavily dependent on our ability to receive qualification and begin volume production of our magnetoresistive and giant magnetoresistive head products on a timely basis. As of June 1, 1999, we are in the final stages of qualification for one of our magnetoresistive head products and expect to begin volume production shipments in the fourth quarter of fiscal 1999. We are also attempting to raise capital, which is required immediately to fund current operating activities, and we will be required to raise significant additional capital in the near term to fund the anticipated magnetoresistive head production ramp up and related working capital requirements. If we are unable to achieve magnetoresistive head production shipments during the fourth quarter of fiscal 1999 or raise sufficient capital in the near term, there will be a material adverse effect on our financial condition, competitive position and ability to continue as a going concern. Due to the significant uncertainties described above, our auditors have re-issued their report on our October 3, 1998 financial statements. The re-issued report, dated June 1, 1999, includes an uncertainty paragraph regarding our ability to continue as a going concern. Our auditors have also advised us that based on current conditions, it is likely that this going concern uncertainty will also be continued on our fiscal 1999 financial statements.

    On February 11, 1999, we completed our merger with DAS Devices, Inc., a research and development company. The consideration exchanged was 13,051,872 shares of our common stock for all of the outstanding preferred and common shares of DAS. The acquisition was accounted for as a purchase, and the acquisition price of approximately $99.7 million was allocated to assets acquired, including the fair value of in-process technology, and liabilities assumed based on their fair values. It was determined that in-process technology of $28.7 million was acquired. Since the technology has no future economic value to us, it was written-off during the 3 months ended April 3, 1999. The excess of the purchase price plus related transaction costs over the fair value of tangible and intangible assets acquired and liabilities assumed has been allocated to (1) developed technology and know-how of approximately $30.1 million, which will be amortized on a straight line basis over 3 years, the estimated period of future benefit and (2) goodwill of approximately $39.6 million (including a value of $1.6 million associated with assembled workforce), which will be amortized on a straight line basis over the estimated period of future benefit of 7 years. Concurrent with this acquisition and contingent on the merger, a private investor group purchased 4,641,089 shares of our common stock in exchange for $18.75 million.

    Revenues, shipment volumes, operating and financial results for fiscal 1999 will continue to be impacted by the reduced levels of inductive thin film shipments while we seek to achieve qualification on the magnetoresistive head
4.3 gigabyte per 3.5 inch disk product, to execute our production ramp and to improve the associated processes and production yields.

    During fiscal 1997, our revenue growth and profitability as compared to fiscal 1996 were attributable to strong customer demand for our inductive thin film products, which represented 93.1% of total net sales for that year. By the end of the fourth quarter of fiscal 1997, we completed the transition to more advanced inductive thin film head technology.

RECENT RESULTS OF OPERATIONS

    The following table shows certain financial data for us as a percentage of net sales for the first half of fiscal 1999 and fiscal 1998.

                                                                                      FOR THE SIX MONTHS ENDED
                                                                                      ------------------------
                                                                                       APRIL 3,     APRIL 4,
                                                                                         1999         1999
                                                                                      -----------  -----------
Net sales...........................................................................       100.0%       100.0%
Cost of sales.......................................................................       179.9%       102.5%
    Gross margin (deficit)..........................................................       (79.9)%       (2.5 )%
Research and development expenses...................................................       195.1%        38.8%
Selling, general and administrative expenses........................................        10.9%         2.7%
Writedown of assets and restructuring charges.......................................        14.3%         6.3%
Amortization........................................................................         6.4%
Purchase in-process technology......................................................        91.0%
Total operating expenses............................................................       317.8%        47.8%
Loss from operations................................................................      (397.6 )%      (50.3 )%
Interest income.....................................................................         3.0%         2.5%
Interest expense....................................................................       (21.9 )%       (4.7 )%
Other income (expense)..............................................................        (4.1 )%       (1.1 )%
Loss before taxes...................................................................      (420.6 )%      (53.6 )%
Provision (benefit) for income taxes................................................         1.6%         0.2%
Net loss............................................................................      (422.2 )%      (53.8 )%

SIX MONTHS ENDED APRIL 3, 1999

    NET SALES. Net sales of $31.5 million in the first half of fiscal 1999 decreased 76.4% from net sales of $133.3 million in the first half of fiscal 1998 as inductive thin film products reach end of life. Due to production process problems with new magnetoresistive head products we have been unable to maintain sales volume experienced with inductive thin film products during the same period in the prior year.

    GROSS PROFIT. As a percentage of net sales, gross profit was a negative 79.9% and a negative 2.5%, for the first half of fiscal 1999 and the first half of fiscal 1998, respectively. The decrease in gross profit in the first half of fiscal 1999 as compared to the same period in the prior fiscal year was due to the reasons discussed under "Net Sales".

    RESEARCH AND DEVELOPMENT. Research and development expenses as a percentage of net sales were 195.1% and 38.8% for the first half of fiscal 1999 and the first half of fiscal 1998, respectively. Expenses in dollars in the first half of fiscal 1999 of $61.5 million increased $9.7 million from $51.8 million in the first half of fiscal 1998. We have been focusing the majority of our technical resources on our new production program qualifications using magnetoresistive head technology and on development of giant magnetoresistive head technology. As a result, there continues to be a significant increase in research and development expenses as we continue our transition from products with inductive thin film technology to products with magnetoresistive and giant magnetoresistive head technology.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses as a percentage of net sales were 10.9% and 2.7% for the first half of fiscal 1999 and the first half of fiscal 1998, respectively. The percentage increase was due to lower net sales. Expenses in dollars of $3.4 million in the first half of fiscal 1999 decreased $0.2 million from $3.6 million in the first half of fiscal 1998.

    AMORTIZATION. Amortization of the excess of the purchase price plus related transaction costs over the fair value of the tangible and intangible assets acquired and liabilities assumed through the merger with DAS were $2.0 million for the first half of fiscal 1999.

    PURCHASED IN-PROCESS TECHNOLOGY. The purchase of DAS resulted in the write-off of purchased in-process technology of $28.7 million in the first half of fiscal 1999. The cost represents technology that has not reached technological feasibility and has no alternative future use.

    INTEREST INCOME AND EXPENSE. Interest income of $.9 million in the first half of fiscal 1999 decreased $2.5 million compared to interest income of $3.4 million in the first half of fiscal 1998 due to lower average cash balances. Interest expense of $6.9 million in the first half of 1999 increased by $.6 million compared to $6.3 million in the first half of fiscal 1998 due to varying interest rates and higher average debt balances.

    OTHER INCOME AND EXPENSE. Other expense was a loss of $1.3 million for the first half of fiscal 1999 compared to other expense of $1.5 million in the first half of fiscal 1998. The balances represent primarily foreign currency exchange gains and losses. We have manufacturing operations in Asia that experienced volatility in exchange rates during fiscal 1998 which continued into the first fiscal quarter of 1999.

ANNUAL RESULTS OF OPERATIONS

    The following table shows certain financial data for us as a percentage of net sales for the last 3 fiscal years.

                                                                                       FOR THE YEARS ENDED
                                                                          ---------------------------------------------
                                                                          OCTOBER 3,    SEPTEMBER 27,    SEPTEMBER 28,
                                                                             1998           1997             1996
                                                                          -----------  ---------------  ---------------
Net sales...............................................................       100.0%         100.0%           100.0%
Cost of sales...........................................................       108.2%          66.1%            73.0%
Gross margin............................................................        (8.2)%          33.9%            27.0%
Operating expenses
    Research and development............................................        62.5%           10.6%            14.8%
    Selling, general and administrative.................................         3.5%            1.7%              19%
    Provision for customer bankruptcy...................................          --             0.8%              --
    Terminated merger costs.............................................          --             0.6%              --
    Restructure charges.................................................         4.6%             --               --
    Total operating expenses............................................        70.6%           13.7%            16.7%
Income (loss) from operations...........................................       (78.8 )%          20.2%           10.3%
Interest income.........................................................         3.2%            1.7%             1.2%
Interest expense........................................................         6.9%            2.5%             2.6%
Other income, net.......................................................         0.8%            0.5%             0.6%
Income before taxes.....................................................       (83.3 )%          19.9%            9.5%
Provision for income taxes..............................................         1.3%            0.4%             0.2%
Net income..............................................................       (84.6 )%          19.4%            9.3%

    NET SALES: Net sales of $183.6 million decreased 62.9% in fiscal 1998 from net sales of $494.8 million in fiscal 1997 primarily due to the decrease in shipments of inductive thin film products. The disk drive industry entered into a period of general slowdown in the first quarter of fiscal 1998 and our largest customer at that time, Western Digital, reduced its production schedule resulting in purchase order cancellations, production reschedules and price reductions for us. We were also late to market with our magnetoresistive head products in the 2.1, 2.8 and 3.4 gigabyte per 3.5 inch disk. As a result, we had $4.6 million of magnetoresistive head product revenue in fiscal 1998 as compared to $24.1 million in fiscal 1997. We are currently working with two customers at the 4.3 gigabyte per 3.5 inch disk and, subject to program qualifications, could begin volume production of these products in the fourth quarter of fiscal 1999.

    Net sales of $494.8 million increased 43.5% in fiscal 1997 from net sales of $344.8 million in fiscal 1996, primarily due to an increase in shipments of inductive thin film head products. This was achieved as a result of strong customer demand and an increase in shipments of head stack assemblies as compared to head gimbal assemblies. Inductive thin film head net sales represented 93.1% of total net sales in 1997 compared to 76.0% in 1996. We shipped $24.1 million of magnetoresistive head heads in 1997, or 4.9% of total net sales. Other products represented 2.0% of total net sales and included tape products and disk head products for which we only performed final assembly of head stack assemblies using thin film and magnetoresistive head purchased from other manufacturers.

    GROSS MARGIN: The gross margin was a negative 8.2% for fiscal 1998 as compared to 33.9% for fiscal 1997. The decrease was primarily due to the reduction in inductive thin film shipments related to the slowdown in the disk drive industry and the market timing with our magnetoresistive head products. We reduced operating expenses, excluding depreciation, during fiscal 1998 to partially offset the decrease in sales.

    The increase in gross margins from fiscal 1997 compared to fiscal 1996 was due to higher inductive thin film disk head sales volumes, resulting in economies of scale, coupled with cost controls.

    RESEARCH AND DEVELOPMENT: Research and development expenses were $114.7 million, $52.5 million, and $50.9 million for fiscal years 1998, 1997 and 1996, respectively. These expenses represented 62.5%, 10.6% and 14.8% of net sales, respectively, for such periods.

    Research and development expenses increased $62.2 million in fiscal 1998 from fiscal 1997. We increased our level of expenditures as it focused its efforts on new production program qualifications using magnetoresistive head technology and on development of giant magnetoresistive head technology and products. In fiscal 1998, we made initial deliveries of giant magnetoresistive head evaluation units to customers that are targeted for products at the 6.4 gigabyte per 3.5 inch disk.

    Research and development expenses increased by $1.6 million in fiscal 1997 from 1996. We maintained our level of research and development investment during 1997, as engineering efforts shifted from advanced thin film technology development during the first half of the fiscal year to magnetoresistive head technology and production process development and the initiation of giant magnetoresistive head technology development.

    We continue to invest in advanced technology products and processes, but expect that expenditures generally will decrease on an absolute dollar basis during fiscal 1999 as magnetoresistive and giant magnetoresistive head technology and process development efforts result in product qualifications and shipments to customers.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses in absolute dollars were $6.5 million, $8.3 million and $6.5 million in fiscal 1998, 1997 and 1996, respectively. These expenses represented 3.5%, 1.7%, and 1.9% of net sales, respectively, for such periods. Selling, general and administrative expenses in 1996 were partially offset by a bad debt recovery of $0.5 million, related to a final payment of a 1990 bankruptcy settlement with a previous customer.

    VALUATION ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS: Our allowance for uncollectible accounts receivable at October 3, 1998, September 27, 1997 and September 28, 1996 was $0.9 million, $4.9 million and $0.8 million, respectively. Our allowance for uncollectible accounts receivable of $4.9 million at September 27, 1997 included a provision for customer bankruptcy of $4.2 million. On November 10, 1997, Singapore Technologies Pte Ltd. announced plans to shut down its subsidiary, Micropolis (S) Pte Ltd., one of our customers. As a result, we recorded the charge in the fourth quarter of fiscal 1997.

    RESTRUCTURING CHARGE: We recorded an $8.4 million restructuring charge in the first quarter of fiscal 1998. The charge was primarily related to the shut down of the Ireland facility, as part of a plan to consolidate foreign manufacturing operations. The shut down of the Ireland plant was completed in March 1998. Included in the charge was the write-down of certain tooling and equipment.

    TERMINATED MERGER COSTS: Terminated merger costs of $2.9 million for fiscal 1997 include legal and accounting fees, financial advisory fees and miscellaneous expenses related to the February 1997 proposed business combination with Read-Rite Corporation. On March 14, 1997, we announced the withdrawal of the proposal.

    INTEREST INCOME AND EXPENSE: Interest income was $5.9 million, $8.3 million and $4.2 million in fiscal 1998, 1997 and 1996, respectively. Interest income decreased $2.4 million in fiscal 1998 from fiscal 1997 due to investment of lower average cash balances. Interest income increased in fiscal 1997 from fiscal 1996 due to investment of higher average cash balances. Interest expense was $12.6 million, $12.3 million and $9.1 million in fiscal 1998, 1997 and 1996, respectively. Interest expense increased $0.3 million in fiscal 1998 from fiscal 1997 as we maintained similar average outstanding debt. Interest expense increased

$3.2 million in fiscal 1997 for 1996 due to higher debt outstanding. This increase was primarily as a result of the issuance of $115.0 million 7% Convertible Subordinated Debentures due in 2006.

    OTHER INCOME (EXPENSE): Other expense was $1.5 million in fiscal 1998 compared to other income of $2.4 million and $2.0 million in fiscal 1997 and 1996, respectively. Other expense included $1.4 million in foreign exchange and net transaction losses compared to $2.1 million in net gains in fiscal 1997. Other income in fiscal 1996 included $1.3 million in final proceeds from the sale of our Tape Head business unit to Seagate and $0.5 million in foreign exchange and net transaction gains.

    PROVISION FOR INCOME TAXES: The fiscal 1998, 1997 and 1996 provision for income taxes included alternative minimum state and federal taxes and provision for foreign income taxes.

    We have not provided U.S. federal income taxes on unremitted foreign earnings as we expect to permanently reinvest such earnings in foreign jurisdictions. In addition, we have minimal foreign tax credits available to offset the U.S. tax impact of repatriating foreign earnings. Accordingly, if such foreign earnings were repatriated to the U.S., these earnings would generally be taxed at the U.S. statutory rates.

    We currently operate under a tax holiday in Malaysia. The tax holiday is effective through August 31, 2004. The Malaysian Industrial Development Authority has approved a "Common Pioneer" tax status for the subsequent five-year period whereby 70% of the Malaysian income would be exempt from taxes. We are continuing to negotiate with the Malaysian Authorities to improve the income exemption and extend the term.

    When we utilize our remaining net operating loss carryforwards, future U.S. earnings will be taxed at the U.S. statutory rates less available tax credits.

LIQUIDITY AND CAPITAL RESOURCES

    As of April 3, 1999, our cash and cash equivalents balance decreased to $20.2 million from $71.7 million at October 3, 1998. During the first half of fiscal 1999, we experienced a net use of cash in the amount of $66.6 million from operating activities, comprised primarily of the net effect of the following:

    - $133.1 million due to net loss, which included $24.1 million of depreciation and amortization expense and a $28.7 million writeoff of purchase-in process technology;

    - $4.5 million charge related to the writedown of obsolete assets;

    - net decrease in the accounts receivable balance of $3.9 million;


    - decrease in inventories of $10.9 million; and



    - decrease in the accounts payable balance of $6.3 million.


    During fiscal 1998, we completed the expansion of our production facilities in Goleta, California. We completed the second phase of the cleanroom expansion of the magnetoresistive head fabrication facility in the second quarter of fiscal 1998, however, due to lower than anticipated production volumes, the fabrication facility was not fully equipped. In the first half of fiscal 1999, we purchased manufacturing equipment totaling $6.7 million. In addition, we leased $3.3 million of production equipment through operating and capital leases with terms up to 5 years.

    During the first half of fiscal 1999, net cash of $22.0 million was generated from financing activities, consisting primarily of increases in borrowings of $3.0 million, an $18.8 million investment related to the completion of a private placement and net proceeds from stock option exercises of $.2 million.

    During the first half of fiscal 1999, we also increased our Malaysian borrowings to $62.4 million. All the credit facilities are callable on demand and have no termination date. Credit facilities with one bank, which have been in place since June 1990, are secured by our real property holdings in Malaysia and include certain covenants, which preclude us from granting liens and security interests in other assets in

Malaysia. Credit facilities with four other banks, established by our Malaysian subsidiary during fiscal 1997 are unsecured. While the loan facilities have not been called, there is no assurance that the banks will continue to make this credit available. Should all or any significant portion of the Malaysian credit facilities become unavailable for any reason, we would need to pursue alternative financing sources. There is no assurance that such additional funds will be available to us or, if available, upon terms and conditions acceptable to us. Also included in total debt is $115.0 million of 7.0% Convertible Subordinated Debentures, due 2006.


    We have secured an asset-based revolving line of credit from CIT Group/ Business Credit, Inc. that has been in place since January 1995. This line of credit provides for borrowings up to $35.0 million based on eligible trade receivables at various interest rates over a three-year term and is secured by trade receivables, inventories and certain other assets. In December 1997, we extended the line of credit to January, 2001. As of April 3, 1999, this line of credit was fully utilized. As of August 6, 1999, we were not in compliance with the financial covenants under this line of credit. We expect to successfully renegotiate the terms of the covenants with the lender. The recording disk head industry is capital intensive and requires significant expenditures for research and development in order to develop and take advantage of technological improvements and new technologies such as magnetoresistive head and giant magnetoresistive head products. In fiscal 1999, we plan approximately $35.0 million in capital expenditures, including equipment to be obtained through operating leases, primarily to continue development and production of magnetoresistive head and giant magnetoresistive head technologies and products and increase overall production capacity. Capital equipment purchase commitments totaled $6.7 million at April 3, 1999.


    Our accounts receivable and inventory balances are currently heavily concentrated with one customer, Samsung Electronics Co., Ltd. Sales to Samsung accounted for approximately 76% of our sales in the first half of fiscal 1999. We anticipate that Samsung will continue to represent one of our largest customers. Program qualifications are under way with other customers that, if successful, will provide a broadened customer base. However, further consolidation of the disk drive industry may reduce the number of disk drive programs requiring our products and may increase credit risks for us due to the concentration of our customers.

    We operate in a number of foreign countries. Purchases of certain supplies and certain labor costs are paid for in foreign currencies. We are not currently hedging against potential foreign exchange risk. Fluctuations of foreign currency to the dollar could have a significant effect on reported cash balances. The effect of foreign currency exchange rate changes on cash and equivalents was:

    - a decrease of $.7 million for fiscal 1998;

    - a decrease of $.6 million for fiscal 1997;

    - a decrease of $1.4 million for the first half of fiscal 1999; and

    - a decrease of $1.4 million for the first half of fiscal 1998.

    We continue to work with our customers to qualify on magnetoresistive head programs and believe we will receive qualification on our 4.3 gigabyte per 3.5 inch magnetoresistive head product and begin volume production shipments during the fourth quarter of fiscal 1999. However, as of June 1, 1999, we had not received qualification and did not have any sales backlog for our 4.3 gigabyte per 3.5 inch magnetoresistive head products. Our liquidity and ability to fund our operating and capital expenditure requirements during fiscal 1999 are heavily dependent on our ability to receive qualification and begin volume production of our magnetoresistive and giant magnetoresistive head products on a timely basis. Although we have completed our plant capacity expansion and conversion of our existing fabrication facilities to enable manufacturing of magnetoresistive and giant magnetoresistive heads and are devoting substantial engineering and manufacturing resources to these efforts, there can be no assurances that we will receive qualification and achieve planned production levels on a timely basis. If we are unable to achieve any of the factors on which the second half of fiscal 1999 liquidity depends on a timely basis and are unable to obtain adequate alternative financing, there will be a material adverse effect on our financial condition, competitive position and ability to continue as a going concern.

MARKET RISKS

    We are exposed to market risks, which include changes in U.S. interest rates as well as changes in currency exchange rates as measured against the U.S. dollar. We do not actively hedge against these risks using derivative transactions. We manage our interest rate risk by maintaining a large portion of our debt on a fixed-rate basis. We attempt to manage our foreign currency exposure primarily by balancing monetary assets and liabilities and maintaining cash positions only at levels necessary for operating purposes. Our foreign currency denominated assets and liabilities are not significant. The Malaysian debt facilities are denominated in U.S. dollars. We use the U.S. dollar as the functional currency in Malaysia. Therefore, there is no current foreign currency transaction loss exposure associated with the Malaysian debt. The effect of foreign exchange transactions in foreign currencies is included in periodic income. The net foreign currency gain (loss) was $(1.0) million and $(1.4) million for the six month period ended April 3, 1999 and April 4, 1998, respectively. The net foreign currency gain (loss) was $(1.4) million, $2.1 million and $.5 million for 1998, 1997 and 1996, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaces the presentation of primary earnings per share ("EPS") with the presentation of basic EPS. It also requires dual presentation of basic and fully diluted EPS on the face of the income statement for all entities with complex capital structures. This statement was adopted for our financial statements in the first quarter of fiscal 1998. The adoption of SFAS 128 did not have a material impact on our EPS disclosure.

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way we report information about operating segments in annual financial statements and requires that we report selected information about operating segments in interim financial reports to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. It amends Financial Accounting Standards Board Statement No. 14, "Financial Reporting for Segments of a Business Enterprise", but retains the requirement to report information about major customers. It amends Financial Accounting Standards Board Statement No. 94 "Consolidation of All Majority-Owned Subsidiaries", to remove the special disclosure requirements for previously unconsolidated subsidiaries. This Statement will become effective for our financial statements in fiscal 1999.

YEAR 2000 COMPLIANCE

    Many computer software programs, as well as hardware with embedded software, use a two-digit date field to track and refer to any given year. After, and in some cases prior to, January 1, 2000, these software and hardware systems will misinterpret the year "00," which will cause them to perform faulty calculations or shut down altogether. Notwithstanding the remedial efforts and third-party assurances discussed below, this Year 2000 problem may adversely affect our operations. We believe that in the worst-case we could experience the inability of water and power utilities to deliver their products to one or more of our facilities. That, in turn, could result in a number of adverse consequences, including: delayed or lost revenue;

    - delayed or lost revenue;

    - diversion of resources;

    - damage to our reputation;

    - increased administrative and processing costs; and

    - liability to suppliers and/or customers.

    Any one or a combination of these consequences could significantly disrupt our operations and have a material adverse effect on our operations and financial performance.

    We began assessing the scope of our potential Year 2000 exposure both internally and among our suppliers and customers in 1997, and started implementing remedial measures soon thereafter. To date, our testing and assessment of Year 2000 compliance is approximately 85% complete, and our remediation efforts are approximately 60% complete. We will continue to test our software and hardware systems and modify and replace those systems as necessary. We expect to complete our internal assessment, testing, and remediation programs by September 1999. We are not separately accounting for the cost of performing these tasks. These costs are being accounted for as part of our normal operating budget. These costs have not had, nor do we expect them to have, a significant effect on our financial condition or results of operations.

    We believe that these corrective measures will adequately address our potential Year 2000 problems. We cannot provide assurance, however, that we will discover and address every Year 2000 problem or that all of our corrective measures will be effective. To the extent that Year 2000 problems persist, we could experience the adverse consequences described above, some or all of which could be material.

    We have worked, and will continue to work, with all of our vendors and suppliers to resolve any potential Year 2000 problems. Sumitomo Corporation, our key supplier of substrates for wafer products, and Hutchinson Technology, Incorporated, our key supplier of suspension assemblies, have indicated that they will complete their Year 2000 compliance in the second quarter of 1999. However, we have no direct control over our vendors or suppliers and we cannot assure you that third-party software and hardware systems will be timely converted. The failure of certain individual vendors or suppliers, or a combination of vendors or suppliers, to make their systems Year 2000 compliant could have a material adverse effect on our business and financial results.

    We are currently developing a contingency plan that would enable us, in the event that our information systems experience Year 2000 problems, to function for a limited period without those systems. We are also developing a contingency plan to place on hand a limited amount of finished goods as well as key supplier components to enable us to continue revenue generation for a limited period in the event that our manufacturing capabilities are eliminated. We expect to finalize these plans in the fall of 1999.

                          FORWARD-LOOKING INFORMATION

    When used in this prospectus, the words "believe", "estimate", "anticipate", "expect" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements, which include statements contained in the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of this prospectus, are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. These factors include, but are not limited to:

    - successful transition to volume production of magnetoresistive and giant magnetoresistive head products with profitable yields;

    - the limited number of customers and customer changes in short range and long range plans;

    - competitive pricing pressures;

    - changes in business conditions affecting our financial position or results of operations which significantly increase our working capital needs;

    - our inability to generate or obtain sufficient capital to fund our working capital needs;

    - our ability to control inventory levels;

    - domestic and international competition in our product areas;

    - risks related to international transactions;

    - Year 2000 issues; and

    - general economic risks and uncertainties.

                              RECENT DEVELOPMENTS

DAS MERGER

    Effective February 11, 1999, through an Agreement and Plan of Merger, dated as of November 24, 1998, and amended and restated as of January 19, 1999, our wholly owned subsidiary combined with Das Devices, Inc., a Delaware corporation, in a merger transaction in which DAS became our wholly owned subsidiary. In connection with the merger:

    - we issued to the holders of the common stock and preferred stock of DAS an aggregate of 12,775,122 shares of our common stock, constituting approximately 33% of our outstanding common stock after giving effect to the merger, but excluding the shares of common stock to be sold to certain investors following the merger; and

    - we reserved 276,750 shares of our common stock for issuance upon exercise of options we granted in the merger.

    The merger was approved by the DAS stockholders on February 11, 1999. The number of shares of our common stock issued in the merger was determined through negotiations between our management and DAS management and was approved by each company's Board of Directors.


    As required by the terms of a registration rights agreement with DAS, we filed a registration statement for the resale under the Securities Act of 1933 of the shares of our common stock that we issued in the merger. We agreed to indemnify each holder of registered shares for any loss caused by a failure to disclose information or the disclosure of false information in the registration statement, as long as the loss is not based upon information provided by such holder. Each holder of shares included in the registration statement has agreed to indemnify us, any underwriter and each other holder for any loss caused by a failure to disclose information or the disclosure of false information in the registration statement in reliance on information provided to us by such holder.

INVESTOR GROUP PRIVATE PLACEMENT

    We entered into a Securities Purchase Agreement on November 24, 1998, that was amended and restated as of January 19, 1999, with Sierra Ventures VI, Watershed Partners, L.P., Watershed Cayman, L.L.C., Haussman Holdings, East River Ventures, L.L.C., JAFCO America Ventures, Inc. and The Chase Manhattan Bank as Trustee for First Plaza Group Trust. We issued to the investors 4,641,089 shares of our common stock for a purchase price of $18,750,000, on February 11, 1999, as required by the Securities Purchase Agreement.


    Under the terms of a registration rights agreement with those investors, we filed a registration statement for the resale under the Securities Act of 1933 of the shares of our common stock that we issued to those investors. The registration rights agreement contains indemnities similar to those in our registration rights agreement with DAS. The registration rights agreement also contains restrictions on the resale of our securities by the investors similar to those contained in the merger agreement.


MDT SALE

    We sold our subsidiary, Magnetic Data Technologies, LLC to Dubilier & Company on April 12, 1999. Magnetic Data Technologies, LLC is a leading provider of outsourced post-sales services to original equipment manufacturers of electronic components and systems. We realized a gain of approximately $25.9 million on the sale.

KENNILWORTH EXCHANGE AGREEMENT


    We have entered into an Amended and Restated Exchange Agreement, dated as of July 14, 1999, with Kennilworth Partners II LP. Under this agreement:


    - we sold to Kennilworth Partners II LP 6,000,000 shares of our common stock for a purchase price of $24,000,000. We will sell these shares in two installments, on July 14, 1999 and October 12, 1999;

    - we sold to Kennilworth Partners II LP on July 14, 1999 our $37,776,716 principal amount senior subordinated convertible note for a purchase price of $25,000,000; and


    - we agreed to redeem from Kennilworth Partners II LP $24,000,000 principal amount of our 7% convertible subordinated debentures for the sum of $24,000,000. We will redeem these debentures in two installments, on July 14, 1999 and October 12, 1999.


    Kennilworth Partners II LP has the right to terminate the Amended and Restated Exchange Agreement, as to the October 12, 1999 transactions, if we do not on or before that date close a rights offering with net proceeds to us of no less than $40,000,000.

    Under the Amended and Restated Exchange Agreement, we have agreed not to diminish the number of shares of Common Stock outstanding without the consent of Kennilworth Partners II LP unless required by law.

    As required by the terms of a registration rights agreement with Kennilworth Partners II LP, we have filed a registration statement for the resale under the Securities Act of 1933 of the shares of our common stock that it will acquire under the terms of the Amended and Restated Exchange Agreement or by conversion of the senior subordinated convertible note. The registration rights agreement also contains restrictions on the resale of our securities by Kennilworth Partners II LP similar to those contained in the DAS merger agreement and requires us to register the senior subordinated convertible note upon holders request.

    What follows is a summary of the terms of the senior subordinated convertible note. The note:

    - is a general unsecured obligation of our company;

    - bears zero coupon interest compounded quarterly at a rate of 14% per year through July 14, 2002;

    - from July 15, 2002 through July 14, 2005 bears 14% interest per year, accruing on a daily basis, compounding quarterly and payable in cash quarterly in arrears;

    - matures on or about July 13, 2005. Upon maturity, we will be obligated to pay the holder $37,776,716, plus accrued but unpaid interest. Accrued but unpaid interest will also be due upon conversion of the note;

    - is junior in right of payment to our indebtedness under (a) our guarantees of our Malaysian subsidiary's credit facility agreements with five Malaysian banks, and (b) our asset-based revolving line of credit from CIT Group/Business Credit, Inc. We have agreed that the agreements with these banks will not be amended to increase the amount of indebtedness to the banks that may be outstanding; and

    - is senior in right of payment to all of our other current and future indebtedness, including our 7% convertible subordinated debentures.

    The note is convertible into shares of our common stock as follows:

    - The noteholder may convert the note at any time. Upon conversion, the note will convert into 7,028,224 shares of our common stock. Partial conversions are also permitted. If, however,

       - we sell, transfer or encumber assets which, together with all other sales, transfer and encumbrances of assets since July 5, 1999, have a market value of greater than $5,000,000, and

       - we have negative net income or negative net operating income in our most recent fiscal quarter,

         An alternative conversion formula will apply. Under that formula, the note will convert into the number of shares of our common stock determined by dividing $25,000,000 by the price that is 10% above the average reported price per share of our common stock during a specified period of time. For example, if the average reported price was $3.00 during the specified period, the note would convert into 7,575,758 shares of our common stock. The alternative conversion will not apply, however, if it would result in the noteholder receiving less than 7,028,224 shares.

    - We may require the noteholder to convert the note into 7,028,224 shares of our common stock if on or before a specified date in July, 2000, the reported closing price of our common stock equals or exceeds $10.75 per share for 20 of 30 consecutive business days;

    - We may require the noteholder to convert the note into 7,028,224 shares of our common stock if on or after the specified date in July, 2000, the reported closing price of our common stock equals or exceeds $7.00 per share for 20 of 30 consecutive business days; or

    - If we meet or exceed the projections contained in Schedule 1 to the Exchange Agreement for the four fiscal quarters following the date of this prospectus and we consummate a rights offering with net proceeds to us of at least $40,000,000 the note will automatically convert into a new series of convertible preferred stock having the same terms as the note, other than rank.

    If we issue shares of our common stock at a price below the conversion price then in effect, the number of shares into which the note is convertible as described above will be adjusted so that the noteholder's equity interest upon conversion will not be diluted. The initial conversion price is approximately $3.56. The conversion price will adjust upwards during the first 3 years until it reaches approximately $5.38.

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COST REDUCTION PROGRAM

    We embarked upon a significant cost reduction program on May 11, 1999, in order to realign expenses in response to reduced projections in revenue and cash flow from operations for the balance of the 1999 calendar year. The reduced projections resulted in part from recent industry softness in demand for magnetic recording heads and from our being late to market with certain key products. We reduced our California workforce, as part of our cost reduction program, by approximately 35% by closing our Milpitas, California facility and by reducing our workforce in Goleta, California.

                                    BUSINESS

GENERAL

    We were incorporated in California in 1957 and were reincorporated in Delaware in 1987.

    We presently operate in one industry segment, the design and manufacture of components for the computer peripheral industry, and we have one major product group, magnetic recording heads for hard disk drives which are used in computers.

    We are an independent manufacturer of magnetic recording heads for disk drives. We manufacture advanced inductive thin film head products and are in the process of qualifying our 4.3 gigabyte per 3.5 inch disk magnetoresistive head products, in each case, primarily to supply to manufacturers of 3.5 inch hard disk drives. Our products compete on the basis of:

    - price;

    - performance;

    - quality; and

    - availability.

    We have also begun development of giant magnetoresistance head technology, also intended for computer disk drives. See "Products" for a more detailed discussion of these products.

    Multimedia personal computers and high end computer applications such as internet and intranet network servers, workstations and mainframes are driving the continued demand for greater data storage capacity and performance. The market growth of notebook and sub-notebook computers has also increased demand for smaller disk drives. In fiscal 1998, the industry accelerated the shift from inductive thin film to magnetoresistive head technology due to requirements for greater data storage capacity and performance. Magnetoresistive heads, which generally permit greater storage capacities per disk and provide a higher rate of data transfer than thin film disk heads, now represent the largest segment of the recording head industry.

    The disk drive industry entered into a general slowdown late in the first quarter of fiscal 1998. Our largest customer at the time, Western Digital Corporation, sharply reduced its scheduled disk drive production as a reaction to the industry-wide hard disk drive oversupply. We experienced significant cancellations, production reschedules and price reductions as a result of the oversupply that impacted our revenue, operating and financial results throughout fiscal 1998. We were late to market with our 2.1, 2.8, and 3.4 gigabyte per 3.5 inch disk magnetoresistive head products. Magnetoresistive head shipments were therefore not a significant source of revenue in fiscal 1998. We expect to ship inductive thin film head products up to 2.1 gigabyte per 3.5 inch disk through the third quarter of fiscal 1999. During fiscal 1999, market conditions in the disk drive industry we serve were characterized by continued short product life cycles and intense competition. The industry product life cycle is currently running approximately nine to 12 months.

    We have reduced expenditures, including capital spending, in response to reductions in production schedules, in order to realign costs to the decreased level of our business. We also have shut down our manufacturing facility in Ireland in order to consolidate our foreign manufacturing operations. We recorded a pre-tax restructuring charge of $8.4 million (which included the write-down of certain tooling and equipment) during the first quarter of fiscal 1998, primarily related to the shutdown of the Ireland facility.

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
    We have focused our long-range growth strategy on magnetoresistive head and giant magnetoresistive head technologies. We believe that giant magnetoresistive heads, which ultimately afford greater performance advantages as compared to either thin film or magnetoresistive heads, represent the next important magnetic recording head technology.

DISK DRIVE INDUSTRY

    Hard disk drives are the predominant high capacity data storage device used in all classes of computers. Hard disk drives typically include one to ten disks onto and from which data is recorded and retrieved by two to 20 recording heads. These heads are positioned within a microinch, or less, on one or both sides of each disk. The head attached to a suspension device comprises a head gimbal assembly. Multiple head gimbal assemblies, joined together with other components, comprise a head stack assembly. We supply both head gimbal assemblies and head stack assemblies to disk drive manufacturers.

    Disk drive manufacturers are constantly developing higher capacity and higher performance products. Independent head suppliers, such as we, work with the disk drive manufacturers to develop customized head gimbal assemblies and head stack assemblies for each new disk drive program. Head suppliers seek to have their products specifically designed for a particular drive program, thus becoming a primary supplier to that program. Achieving primary supplier status usually offers a competitive advantage, generating higher internal yields and more favorable pricing, compared to entering the program later in its product life cycle.

    We experienced a sudden drop in the demand for our inductive thin film heads starting in the middle of our first fiscal quarter of 1998. This drop in demand was due in part to an overall softening in the disk drive industry, including a reduced demand for recording heads and in part due to a rapid industry wide adoption of magnetoresistive head technology. We were unable to respond to this shift and as a result failed to achieve qualification on several programs at the
2.8 and 3.4 gigabyte per 3.5 inch disk. We experienced a rapid sequential decline in revenue each quarter during fiscal 1998. The overall market demand for disk drives in the first half of fiscal 1999 improved as excess industry inventory that had been present for most of fiscal 1998 was reduced to normal levels.

    The disk drive industry is cyclical and historically has experienced periods of oversupply and reduced production levels, resulting in significantly reduced demand for disk heads, as well as pricing pressures. The effect of these cycles on suppliers, including us, has been magnified by hard disk drive manufacturers' practice of ordering components, including disk heads, in excess of their needs during periods of rapid growth, which increases the severity of the drop in the demand for components during periods of reduced growth or contraction.

    The disk drive industry is intensely competitive and largely dependent on sales to a limited number of major disk drive manufacturers. Our customer base is likely to remain highly concentrated, due to the small number of disk drive manufacturers requiring independent sources of supply for magnetic recording heads. Our customer base may become more concentrated if disk drive manufacturers that do not now have their own internal capabilities for designing and producing disk heads begin producing head components that can also be purchased from independent manufacturers. We believe that industry conditions and economic factors will, however, continue to create an environment in which disk drive manufacturers unable to produce their own magnetic recording heads will require, as their primary source of supply, independent suppliers of magnetic recording heads. We also believe drive manufacturers and systems companies capable of internally producing disc heads will require alternative sources of supply. The further consolidation or integration of one or more of our major customers with other disk drive or disk head firms could, however, have an adverse effect on our business. Such occurrences could potentially be offset by the entry of new manufacturers in the disk drive market. See "Competition" for further discussion.

PRODUCTS

    We qualified and made volume production shipments on new disk drive programs during fiscal 1998, which required inductive thin film products. We produce our inductive thin film products in volume for 3.5 inch disk drives to achieve data storage capacities of up to 2.1 gigabytes per 3.5 inch disk. However, this represents the last generation of inductive thin film products, as our product mix transitions to magnetoresistive head and giant magnetoresistive head technology during fiscal 1999.

    We continued to invest heavily in design, development and production of both magnetoresistive and giant magnetoresistive heads in fiscal 1998. We shipped prototype and qualification samples of magnetoresistive head products during fiscal 1998 to selected customers for drive applications with storage capacities of up to 4.5 gigabytes per 3.5 inch disk. During fiscal 1998, we also shipped our first samples of giant magnetoresistive heads, aimed at products with capacities of about 6.5 gigabytes per 3.5 inch disk. We anticipate that during fiscal 1999, we will achieve volume production of both magnetoresistive and giant magnetoresistive head products with these capacities. This will require our engineering and production resources to:

    - successfully meet their targeted design and process development plans;

    - achieve qualification on customer drive programs; and

    - execute the planned production.

    Our failure to achieve volume production for magnetoresistive and giant magnetoresistive head products on a timely basis could have a material adverse effect on our financial results.

MANUFACTURING

    FABRICATION

    We manufacture magnetoresistive heads, giant magnetoresistive heads and thin film heads using a wafer fabrication process. This process involves photolithography, etching and plating technologies. We completed the second phase of our wafer fabrication facility expansion in Goleta, California in the first fiscal quarter of 1998. When fully equipped and tooled, the facility will have the capacity to produce over 300 magnetoresistive head and/or giant magnetoresistive head wafers per week.

    Completed wafers are sliced into rows containing between 29 and 44 heads per row. Rows are then shipped to our fabrication facility in Penang, Malaysia, where they are converted into individual heads. This process involves high precision technologies in order to allow the head to fly to within about one microinch above the disk surface. For magnetoresistive and giant magnetoresistive head products, a thin, hard carbon overcoat is deposited onto the surface of the head in order to improve the performance of the head/disk interface and to provide added protection for the magnetic elements of the head.

    All of the processes and the product yields derived directly from fabrication process discussed above will determine final production output and our revenue and profitability. New head designs typically require higher performance and place increasing demands on process technology. Our ability to execute depends on our ability to develop new processing technology, maintain control over our processes and move these new products into production volume in a timely and cost effective manner. Our development of new products involving magnetoresistive head and giant magnetoresistive head technologies will be critical to our future revenue.

    We believe that future demand for recording heads will continue to grow. To meet this demand, it will be critical that we increase wafer and head output. This increase will be dependent on our ability to generate the required capital funding. Our inability to obtain the required funds in sufficient amounts and at the required times could adversely affect our ability to continue as a going concern.

ASSEMBLY AND TEST

    We put together all of our head gimbal assemblies and head stack assemblies at facilities outside of the United States. Principal manufacturing sites are in:

    - Penang, Malaysia;

    - Chung-Ju, South Korea; and

    - Beijing, Peoples Republic of China.

    In our head gimbal assembly, wires are attached to the head and the head is then bonded to a stainless steel suspension. We then test the head's ability to read and write data. The head gimbal assemblies, along with the other components joined together as a headstack assembly, allows the heads to be positioned within the disk drive.

    We also maintain contractual relationships with unaffiliated parties that provide manufacturing space and contract labor in Korea, Malaysia, China and the Philippines. We plan on continuing such relationships in the future, as required by our production needs.

    We closed our Dublin, Ireland assembly plant in fiscal 1998 due to decreasing production volume. We terminated approximately 300 employees at the Ireland plant and incurred severance expenses of $2.9 million in connection with those terminations.

    We terminated several sub-contract assembly relationships in Malaysia in fiscal 1998 due to decreasing production volume. We did not incur material losses as a result of terminating those sub-contract relationships.

    We have experienced a shortage of labor, from time to time, during periods of growth, that is directly related to the manufacture of our product. We anticipate, however, that existing manufacturing facilities and contract labor relationships will be adequate to meet our projected market and customer demand during fiscal 1999.

    Our foreign operations can be subject to risks associated with

    - currency exchange fluctuations;

    - government approvals;

    - political instability;

    - currency restrictions;

    - trade restrictions;

    - labor unrest; and

    - changes in tariff.

    Our Korea facility was affected by a labor disruption in fiscal 1991, due to union activities. Production was impacted for approximately one quarter. Our experience indicates that these factors have not produced a significant adverse effect, but we cannot assure you that these factors will not impact our future operations.

    The head stack assembly business carries certain risks and demands in addition to those of the head gimbal assembly business. Among those risks are:

    - lower gross margins;

    - slower inventory turnover;

    - increased exposure to inventory obsolescence due to the larger number of parts required for a head stack assembly and the fact that each head stack assembly program requires unique components with long lead-time purchasing commitments; and

    - varying product life spans between different types of head stack assemblies.

    We can provide no assurance that our head stack assembly operations will continue to be successful. The failure of those operations could have a material adverse effect on our business, operating results and financial condition. The cost of purchased components incorporated into our head stack assemblies represents a substantial percentage of the total cost of manufacturing such products. Our ability to maintain adequate margins in the face of constant price competition is principally a function of our ability to obtain price reductions from our vendors, to continuously improve manufacturing yields and to improve productivity. We anticipate lower manufacturing yields and higher costs during the initial production phase of magnetoresistive and giant magnetoresistive heads in comparison to inductive thin film heads, primarily due to the learning time and effort associated with the introduction of the newer technology. We expect our manufacturing yields to increase during fiscal 1999, as we continue to gain experience related to magnetoresistive and giant magnetoresistive head production. We can provide no assurance, however, that we will be able to achieve the component cost levels, manufacturing yields and productivity levels necessary to achieve profitability.

RESEARCH AND DEVELOPMENT

    We commit substantial resources to technology, product and process development in order to meet our customers' continuing demands for higher performance disk heads for successive generations of disk drive products. Our technology development activities relate to creating advances in the technology required for new product development and the development of production processes required in new product manufacturing. Our development activities focus on formulation of concepts, design and testing of new product alternatives and construction of prototypes. Development activities relating to advanced disk head products are performed at our Goleta, California location. We also have engineering and technical staff located at various production operations worldwide to provide manufacturing process and integration support.

    Our future success in achieving program qualifications depends heavily on the successful and timely completion of our product and process development efforts. While we are devoting substantial resources to these efforts, we can provide no assurance that we will realize satisfactory product and process development results. To the extent that we fail to do so, there could be an adverse effect on our operating results.

    Our recent research and development efforts have been primarily devoted to commercialization of magnetoresistive and giant magnetoresistive head technology products. Our research and development expenses were $114.7 million, $52.5 million and $50.9 million in fiscal years 1998, 1997 and 1996, respectively.

SOURCES OF SUPPLY

    We rely on Sumitomo Corporation as our sole supplier of raw wafers that are used to produce finished wafers for our thin film and magnetoresistive and giant magnetoresistive heads. We depend on multiple independent suppliers for other materials used in the manufacturing process. We purchase suspension assemblies from Hutchinson Technology, Incorporated and various other manufacturers. Although we have not experienced significant limitations on the availability of these materials, shortages could occur in the future. Material shortages could disrupt our production volume and have an adverse effect on our operations and financial results.

CUSTOMERS AND MARKETING

    Our customers in fiscal 1998 included, among others, Western Digital and Samsung Electronics Co., Ltd. During the first half of fiscal 1999 Samsung has been our principal customer.

    We sell our magnetic recording disk heads in the United States and foreign countries through our direct sales personnel, with the exception of Japan, where Hitachi Metals, Ltd. acts as our sales representative for products covered under a cross-license agreement with them.

    Western Digital represented approximately 20% of our net sales during the first half of fiscal 1999. During the first fiscal quarter of 1998, Western Digital announced expected lower revenues and profits for that quarter. We were then notified of significant reductions to our order backlog due to Western Digital's plan to substantially transition from thin film to magnetoresistive head production by the end of the third fiscal quarter of 1998. Western Digital's action was in response to disk drive oversupply in the industry and to increasing pricing pressures.

    Samsung represented approximately 76% of net sales during the first half of fiscal 1999. Samsung has been among the fastest growing suppliers of hard disk drives in 1998 and continues to manufacture drives based on magnetoresistive head technology. We anticipate that Samsung will phase out magnetoresistive heads in favor of giant magnetoresistive heads during calendar year 2000.

    Quantum Corporation and Matsushita Kotobuki Electronics Industries, Ltd. announced in October 1998 an agreement to dissolve the MKE-Quantum Components LLC recording head joint venture and attempt to sell its U.S. operations. Matsushita Kotobuki Electronics Industries, Ltd. announced its intent to continue to make head gimbal assemblies and head stack assemblies in support of its drive production relationship with Quantum.

    We have begun our magnetoresistive and giant magnetoresistive head program qualifications with prospective new customers in order to increase the size of our customer base. Our ability to obtain new orders from customers depends on our ability to, among other things:

    - anticipate technological changes;

    - develop products to meet individualized customer requirements; and

    - achieve delivery of products that meet customer specifications at competitive prices.

    The disk drive industry is also intensely competitive and disk drive manufacturers may quickly lose market share as a result of successful deployment of new technologies by their competitors. A significant reduction in orders or the loss of a major customer, which could occur for a variety of reasons, including bankruptcy, could have a material adverse effect on our future operating results. We can provide no assurance that disk drive companies will not continue to vertically integrate and acquire the ability to produce disk heads for their own use. Further consolidation of the disk drive industry may reduce the number of disk drive programs requiring our products and may increase our credit risks due to the concentration of our customers. We can provide no assurance that disk drive companies won't make their own heads or that consolidation within the disk drive industry will not have a material adverse effect on our future operating results.

    We believe that the most effective means of marketing and selling magnetic recording heads is by establishing close customer relationships at the engineering level, which permits technical collaboration with our customer and may result in our heads being designed for particular disk drives. Through our product planning and marketing efforts, we seek to identify those disk drive programs we believe will achieve high volume in order to concentrate our engineering resources on these programs.

    We cannot provide assurance, however, that we will be able to successfully design heads for particular disk drives on a sufficient number of the new disk drive programs that we are currently pursuing or that we expect to pursue. Further, after having achieved this position on any given customer program, we may experience difficulties in obtaining desired levels of production volumes on a timely basis. Our failure to secure and satisfactorily perform against orders for volume shipments of magnetoresistive and giant magnetoresistive heads could result in customer cancellations, reschedules and diversion of certain orders to our competitors. To the extent any significant orders for our magnetoresistive or giant magnetoresistive heads are canceled, rescheduled or diverted, such actions could have a material adverse effect on our operations.

COMPETITION

    We compete with other independent recording head suppliers, as well as disk drive companies and systems companies that produce magnetic recording heads used in their own products. Fujitsu, Ltd., Hitachi, Ltd., IBM and Seagate Technology, Inc. produce some or all disk heads for their own use. All of these companies have significantly greater financial, technical and marketing resources than do we.

    IBM has made its recording head products available in the original equipment manufacturers market to competing drive manufacturers. IBM expanded its disk drive and disk components business during 1997, including its magnetoresistive head technology, by selling to original equipment manufacturers. IBM has, historically, produced heads only for internal use. Our competitive position could be adversely affected if IBM continues to be successful in marketing its magnetoresistive and giant magnetoresistive head products at competitive prices. On April 30, 1998, Western Digital and IBM entered into a letter of intent for a broad-based hard drive component supply and technology licensing agreement. IBM plans to supply Western Digital with its giant magnetoresistive heads and other components for desktop hard drives. Western Digital introduced desktop hard drives based on IBM products and designs in the first quarter of calendar year 1999. The agreement does not, however, preclude other head suppliers, such as we, from competing on future non-IBM desktop programs at Western Digital.

    We believe that disk drive customers that are not vertically integrated continue to represent significant opportunities for sales of our disk head products. We also believe that certain vertically integrated companies will continue to rely on independent suppliers of disk head products as alternative sources of supply, or in some cases, as primary sources of supply for individual disk drive programs.

    Read-Rite Corporation has had substantially greater sales of disk head products than have we and has been one of our largest competitors among independent disk head manufacturers. Read-Rite and Sumitomo Metal Industries, Ltd. have a joint venture in Japan to make disk head wafers.

    Several large Japanese companies, each with considerably more resources than we, currently compete with us in the independent head market and they have had considerable success in gaining market share. Alps Electric Corporation, Ltd., TDK Corporation (and its SAE Magnetics, Ltd. subsidiary) and Yamaha Corporation continue to aggressively develop and market magnetic recording heads.

    Other independent magnetic recording head manufacturers that are shipping, or intend to ship, to original equipment manufacturers, include Headway Technologies, Inc., Silmag, Kaifa Technology, Inc. and Hitachi Metals Ltd.

    The principal competitive factors in the markets we address are:

    - price;

    - product performance;

    - quality;

    - product availability; and

    - responsiveness to customers and technological sophistication.

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
    The disk head industry is intensely competitive and largely dependent on sales to a limited number of disk drive manufacturers. See "Customers" for further discussion.

BACKLOG

    Our backlog of open orders scheduled for delivery within six months at April 3, 1999, was approximately $3.9 million, compared to approximately $10.8 million at October 3, 1998. Backlog includes only firm orders for which the customers have released a specific purchase order and a specified delivery schedule. Backlog decreased as a result of failure to qualify on magnetoresistive head programs and rapid transition away from inductive thin film products.

    We receive purchase orders from our customers that express their intentions to purchase, at stated prices, certain quantities of products during a specified period, generally for three months or less. Orders are subject to rescheduling provisions which permit increases or decreases in volume of shipments during a specified period. We believe it is a common practice, at times of supply shortages, for disk drive manufacturers to place orders in excess of actual requirements. During periods of soft demand we have experienced cancellation and rescheduling of orders, reductions in quantities, shorter order lead time and repricing as customer requirements change.

    The contractual agreements between us and most of our customers permit us to assert claims for cancellation costs and expenses in these circumstances. However, resolution of these claims is often a lengthy and extensive process, resulting in a compromise arrangement in which, among other things, we and the customer may agree that the claimed amount to be paid is reduced or that we will continue to deliver and the customer will accept all or part of the cancelled order over an extended period of time at reduced unit prices. In fiscal 1998, we made a claim for $1.6 million in connection with the cancellation of a master purchase order from Western Digital. Western Digital accepted and paid the claim in fiscal 1998. We invoice the customer once agreement is reached on settlement of the particular cancellation claim. There have not been any significant cancellation claims during the any of the three fiscal years ended October 3, 1998 or during the first half of fiscal 1999. When a customer notifies us that a contract is to be cancelled, we review all inventory on hand to determine if we will be able to recover our costs through the remainder of the contract. If we believe that our inventory carrying costs may not be fully recoverable, we write the inventory down, with a charge to income, to the amount that we believe will be recoverable. We expense as incurred all costs and expenses specifically incurred in connection with cancellation claims.

    In previous years, particularly those in which the disk drive industry was experiencing overcapacity and intense price competition, certain of our customers reduced order backlog, delayed shipment dates and requested extended payment terms and price concessions. These circumstances could continue to occur in future periods which could adversely affect our revenues and profitability. Our backlog may not be indicative of product shipments in any future period, given the factors discussed above.

EMPLOYEES

    We had approximately 3,020 employees as of June 1, 1999. Approximately 620 of our employees were located in California and approximately 2,400 were located in Asia. Our employees located in Korea are represented by a labor union, and our Korean operations have, from time to time in past years, been affected by labor disruptions and slow downs. We reduced employment in California and Asia by approximately 2,050 employees in response to our product transition from inductive thin film to magnetoresistive heads and our inability to qualify magnetoresistive head products on new customer programs in the first half of fiscal 1999.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

    Elements of our manufacturing processes, product designs, and equipment are proprietary and we seek to protect our proprietary rights through a combination of employee and third party nondisclosure agreements, internal procedures and patent protection. We have been issued a number of United States and foreign patents and have additional patent applications pending. We can offer no assurance that patents will be issued on such applications or that any patents issued to us will protect our competitive position. We believe our competitive position is more dependent on the technological know-how and creative skills of our personnel than on patent rights.

    We and IBM hold cross licenses on certain patents. These cross licenses do not include any patents filed by IBM after January 1, 1991, nor any patents filed by us after July 1, 1991.

    We and Hutchinson Technology, Incorporated entered into a Cross-License and Joint Research and Development Agreement, in November 1993, under which we and Hutchinson Technology hold licenses on certain patents, concerning suspension assemblies, to make, use and sell these products. We entered into the Hutchinson Technology agreement to avoid possible future infringements, thereby reducing the prospects for disputes and litigation. See also "Sources of Supply."

    Hitachi Metals, Ltd. entered into a License and Technology Development Agreement with us in September 1992, under which Hitachi Metals, Ltd. received licenses to certain of our patents. This agreement also provides for joint ownership of jointly developed inventions, and we have several U.S. patents and pending patents jointly held with Hitachi Metals, Ltd.

    Seagate Technology, Inc. entered into a broad cross license with us in December, 1994, on certain patents held by Seagate Technology, Inc. and us and on certain future patents which may be issued on applications filed prior to December 10, 1999.

    We currently have several U.S. and foreign patents jointly held with NGK Insulators, Ltd.

    We believe that our success depends on the innovative skills and technological competence of our employees and upon proper protection of our intellectual properties. We have, from time to time, been notified of claims that we may be infringing patents owned by others. If it appears necessary or desirable, we may seek licenses under patents which we are allegedly infringing. Although patent holders commonly offer such licenses, we can offer no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to us. The failure to obtain a key patent license from a third party could cause us to incur substantial liabilities and/or to suspend the manufacture of the products using the patented invention.

ENVIRONMENTAL REGULATIONS AND WATER SUPPLY RESTRICTIONS

    We use certain hazardous chemicals in our manufacturing process and are subject to a variety of environmental and land use regulations related to the use, storage and disposal of these chemicals and the conduct of our manufacturing operations. We are required by State of California legislation to obtain permits for any treatment or transportation of materials considered to be hazardous wastes. Although we believe we will receive the necessary permits prior to the time required by this legislation, we can provide no assurance that such permits will be issued in a timely manner or at all. Our failure to comply with present or future regulations could subject us to liability or result in production suspension or delay. Environmental or land use regulations could also restrict our ability to expand our current production facilities or establish additional facilities in other locations, or could require us to acquire costly equipment, or to incur other significant expenses for compliance with environmental regulations or to clean up prior discharges. We are subject to water use regulations and we use a significant amount of water in our manufacturing process. Although to date we have been able to obtain sufficient water supplies without significantly increased costs, stricter water use regulations may be mandated and additional expenditures for water reclamation and conservation may be required.

    We have been identified as a potentially responsible party at a hazardous waste facility operated by the Omega Chemical Company in Whittier, California. We contracted with Omega Chemical for purposes of waste chemical disposal from 1987 to 1990. Omega Chemical was subsequently cited for stockpiling

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
waste chemicals and for allowing leaking containers to contaminate their site. Omega Chemical has declared bankruptcy and a cleanup order was issued to us along with other customers of Omega. A site remediation plan is being prepared for submission to the U.S. Environmental Protection Agency. While the U.S. Environmental Protection Agency cannot predict how they will respond to the proposed remediation plan, it is expected that they will respond within the next two years.

    The California Regional Water Quality Control Board issued a clean up and abatement order to us on July 13, 1994 concerning property previously used and owned by us on Ward Drive in Goleta, California. The order required us to carry out an environmental study to determine the extent of contamination related to chemicals used by us at this site. This study involved taking a number of soil samples and sinking several test wells to test the ground water and monitor the water's condition over a twelve-month period. The soil sample work is complete and shows no metal or volatile organic compound contamination. Ground water samples show low levels of volatile organic compound contamination. These contaminants have either remained constant or declined in concentration over the past twelve-month period. The California Regional Water Quality Control Board has extended the monitoring requirements to an adjacent site and has required us to continue monitoring at a reduced sample frequency. Further testing indicates a slight increase in water contaminants and the California Regional Water Quality Control Board has required us to implement a remediation project.

    The Goleta environmental study and subsequent clean-up efforts are expected to cost us approximately $200,000. The monitoring phase of the activity will be completed in fiscal 1999 and is expected to cost us approximately $100,000. The clean-up phase will take an additional year and is estimated to cost us an additional $100,000.

                                   PROPERTIES

    Certain information concerning our principal properties at June 1, 1999 is shown below:

                                                                                             SQUARE
              LOCATION                            TYPE                   PRINCIPAL USE       FOOTAGE   OWNERSHIP
------------------------------------  -----------------------------  ---------------------  ---------  ----------
Goleta (Santa Barbara),
 California.........................  Headquarters, office, plant    Marketing and            217,000  Owned
                                      and warehouse                  manufacturing,
                                                                     Research and
                                                                     engineering

Penang, Malaysia....................  Office, plant & warehouse      Manufacturing            208,000  Owned*

Chung Ju, Korea.....................  Office, plant & warehouse      Manufacturing            293,000  Owned

Republic of Singapore...............  Office                         Customer Support           6,000  Leased

------------------------

*   Property held as collateral for Malaysian revolving credit facility. See
    Note 6 to the Notes to our year-end consolidated financial statements included in this prospectus.

    We sold a building in Dassel, Minnesota on December 11, 1998, which was leased by us to the acquiror of a subsidiary which we previously sold.

    We sold the facility in Dublin, Ireland in April 1998, as part of our consolidation of our offshore facilities.

    We are offering for sale one facility in Chung Ju, Korea, comprising 93,000 square feet.

    We believe our existing manufacturing facilities are adequate to support customer requirements during fiscal 1999.

                               LEGAL PROCEEDINGS

    Comdisco, Inc. and Leasing Technologies International, Inc., companies that lease equipment, each filed a complaint against DAS Devices and us on June 4 and 14, 1999, respectively, in the California Superior Court for the County of Santa Clara. Venture Lending & Leasing, Inc. and Venture Lending & Leasing II, Inc., companies that finance equipment purchases, jointly filed a complaint against DAS Devices and us on June 8, 1999, in the California Superior Court for the County of Santa Clara. These complaints allege, among other things, that these companies leased equipment or made equipment financing available to Das Devices, that DAS Devices breached its agreements with them by failing to make lease or loan payments and that we are required, and have failed, to assume those obligations. The companies seek to recover, among other things:

    - money damages, upon accelerating the obligations under the agreements, totaling $6,843,695 plus additional money damages for other losses to be proved;

    - interest; and

    - attorneys fees and costs of suit.

    Three of the companies also seek punitive damages.

    Two of the complaints also allege that we improperly transferred unique and proprietary magnetoresistive and giant magnetoresistive technologies from DAS Devices to us for inadequate consideration, and seek an order setting aside the transfer of those technologies and restraining us from using or transferring those technologies. One of the complaints also names Craig D. Crisman, John Foster and Peter T. Altavilla, our executive officers, as defendants, alleging that they breached a duty to these companies to not use their control of DAS unfairly for our and their benefit.

    We believe that we have valid defenses to these claims and we intend to vigorously defend the suits. We cannot, however, assure you that we will prevail in these disputes. If a plaintiff successfully prosecutes its claim against us, the resulting money damages and the restraint against our use of the DAS technologies could significantly harm our business and financial condition.

    We are also involved in various legal proceedings incident to the ordinary course of our business. We believe that the outcome of these pending legal proceedings will not, in the aggregate, have a material adverse effect on our business.

          SECURITY OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT


    The following table contains certain information regarding beneficial ownership of our common stock as of July 15, 1999 by (a) each person that we know owns beneficially more than 5% of our common stock, (b) each of our directors, (c) our Chief Executive Officer and our two other most highly compensated executive officers and (d) all of our directors and executive officers as a group:



                                                                                        SHARES
                                                                                     BENEFICIALLY     PERCENT OF
NAME                                                                                     OWNED         CLASS (1)
----------------------------------------------------------------------------------  ---------------  -------------
Non-Employee Directors:
Herbert M. Dwight, Jr.............................................................        40,000(2)            *%
Harold R. Frank...................................................................    308,906(2)(3)            *
Jerry E. Goldress.................................................................     35,000(2)(4)            *
R.C. Mercure, Jr..................................................................     45,533(2)(4)            *

Executive Officers:
Craig D. Crisman..................................................................       119,643(5)            *
John E. Foster....................................................................        23,256(6)            *
Peter T. Altavilla................................................................         7,858(7)            *

Five Percent Stockholders:
Kennilworth Partners II LP........................................................    12,041,005(8)         27.1
The Chase Manhattan Bank, as Trustee for First Plaza Group Trust..................     4,900,989(9)         10.6
All Directors and Named Executive Officers as a Group (seven persons).............      580,196(10)          1.3


------------------------

(1) Calculation is based upon the number of shares of our common stock outstanding on June 1, 1999 (41,736,741) plus the number of shares of our common stock to be sold to Kennilworth Partners II LP within 60 days (4,500,000).

(2) Includes, as to each of Messrs. Dwight and Mercure, and as to each of Messrs. Frank and Goldress, options, exercisable within 60 days, to purchase 40,000 shares and 35,000 shares, respectively, under our 1994 Non-Employee Directors' Stock Option Plan.

(3) Does not include 233,807 shares held by Wilmington Trust Company, as sole Trustee under irrevocable trusts for three of Mr. Frank's grandchildren, as to all of which he disclaims any beneficial interest. Includes 1,558 shares held by Mr. Frank as custodian under the California Uniform Transfers to Minors Act, as to which shares he disclaims any beneficial interest. Includes options, exercisable within 60 days, to purchase 35,000 shares under the 1994 Non-Employee Directors' Stock Option Plan.

(4) Includes options, exercisable within 60 days, to purchase 35,000 shares under our 1994 Directors' Plan. See "Certain Relationships and Related Transactions".

(5) Includes currently exercisable options to purchase 119,643 shares to Mr. Crisman, as required by an arrangement between Grisanti, Galef & Goldress, Inc. and us. See "Certain Relationships and Related Transactions".

(6) Includes options granted under employee stock option plans to purchase 19,681 shares exercisable within 60 days.

(7) Includes options granted under employee stock option plans to purchase 5,000 shares exercisable within 60 days.


(8) Includes (a) 7,028,224 shares that Kennilworth Partners II LP may upon 61 days' written notice of conversion of our senior subordinated convertible note, and (b) 322,581 shares that Kennilworth Partners II LP may acquire within 60 days upon conversion of our 7% convertible subordinated debentures to be redeemed on October 30, 1999. Does not include the shares that Kennilworth Partners II LP has agreed to purchase in November, 1999, nor does it include the shares that it may acquire upon conversion of our 7% convertible subordinated debentures to be redeemed in July and August, 1999.


(9) See Note (2) to table presented under "Selling Stockholders".

(10) Includes options to purchase 294,324 shares exercisable within 60 days.

*less than 1%

                                   MANAGEMENT

    The following table provides certain information concerning each of our directors and executive officers:

                                             DIRECTOR
NAME                               AGE         SINCE                        POSITION OR OFFICE
-----------------------------      ---      -----------  ---------------------------------------------------------
Craig D. Crisman.............          57         1994   Chairman of the Board and Chief Executive Officer
John S. Foster...............          40          n/a   Chief Operating Officer
Peter T. Altavilla...........          46          n/a   Corporate Controller and Secretary
Harold R. Frank..............          75         1957   Chairman Emeritus and Director
Herbert M. Dwight, Jr........          69         1989   Director
Jerry E. Goldress............          68         1995   Director
R.C. Mercure, Jr.............          68         1982   Director

    Mr. Crisman became our employee on August 1, 1994. Prior to that time, since 1981, he was a member in the consulting firm of Grisanti, Galef & Goldress, Inc. We engaged Grisanti, Galef & Goldress, Inc. on August 1, 1994, to provide crisis management and turnaround services to us. The turnaround engagement was determined to have been successfully completed on July 27, 1995. Mr. Crisman was elected our Chief Executive Officer and a Director on August 1, 1994, however; he was elected Chairman of the Board on November 3, 1995. During the five years preceding his appointment as Chief Executive Officer and a Director, Mr. Crisman was a partner of Grisanti, Galef & Goldress, Inc. In that capacity he had been engaged, as a crisis management consultant, in business turnaround assignments involving a number of different enterprises in various industries.

    Dr. Foster became our employee in 1993. He has served in a number of management positions for us, including Managing Director of our operations in Penang, Malaysia and our Vice President of Worldwide Operations. Dr. Foster was appointed Chief Operating Officer on February 26, 1999. Dr. Foster has over 13 years of experience in the magnetic recording head industry.

    We have employed Mr. Altavilla since 1987. He served as Assistant Controller until August 1, 1994, when he was elected to his present position as Corporate Controller. Mr. Altavilla was elected Secretary on February 9, 1996.

    Mr. Frank, our founder, was named our Chairman Emeritus on November 3, 1995. He is also director of Circon Corporation, a producer of endoscopes and ultra miniature color video cameras for medical and industrial applications, Trust Company of the West, a financial institution, and Key Technology, Inc., a manufacturer of automated food processing systems.

    Mr. Dwight is, and for more than five years has been, Chairman of the Board of Directors of Optical Coating Laboratory, Inc., which is engaged in the design, development and production of precision optical thin film components. He is also a director of Applied Materials, Inc., a wafer fabrication equipment manufacturer, and Advanced Fiber Communications, Inc., a company engaged in providing telecommunications systems for local access.

    Mr. Goldress is, and for more than five years has been, Chief Executive Officer of Grisanti, Galef & Goldress, Inc. Mr. Goldress is also a director of K2, Inc., a manufacturer of snow skis and fishing tackle. For additional information concerning the relationship between Grisanti, Galef & Goldress, Inc. and us see "Certain Relationships and Related Transactions".

    Dr. Mercure has since 1996 been Chairman and Chief Executive Officer of CDM Optics, Inc., a manufacturer of optical components and systems. Prior to 1996 he was Professor and Director of the Engineering Management Program at the University of Colorado at Boulder. Dr. Mercure has been our Director since 1982. He is also a director of Ball Corporation, a manufacturer of metal and plastic containers.

                            MANAGEMENT COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table shows, as to our Chief Executive Officer and our only other executive officer whose salary plus bonus exceeded $100,000 during the fiscal year ended October 3, 1998, information concerning compensation paid for services to us in all capacities during that fiscal year, as well as the total compensation paid to each such individual in each of our previous two fiscal years (if such person was the Chief Executive Officer or an executive officer, as the case may be, during any part of such fiscal year).


                                                                                  LONG TERM COMPENSATION
                                                                  ------------------------------------------------------
                                                                             AWARDS                     PAYOUTS
                                                                  ----------------------------  ------------------------
                                       ANNUAL COMPENSATION        OTHER ANNUAL    RESTRICTED    SECURITIES
                                 -------------------------------  COMPENSATION   STOCK AWARDS   UNDERLYING   LTIP PAYOUT
  NAME AND PRINCIPAL POSITION      YEAR     SALARY($)  BONUS($)      ($)(1)         ($)(2)        OPTION       ($)(2)
-------------------------------  ---------  ---------  ---------  -------------  -------------  -----------  -----------
Craig D. Crisman
  Chief Executive Officer......       1998    450,000          0            0              0       100,000            0
                                      1997    422,500    431,809            0              0       200,000            0
                                      1996    375,000    189,287            0              0       100,000            0

Peter T. Altavilla
  Controller and Secretary.....       1998    138,316          0            0              0        30,000            0
                                      1997    129,616     66,050            0         56,925        15,000            0
                                      1996    115,866     40,431            0              0        10,000            0


------------------------

(1) The value of perquisites, if any, fell below $50,000 or 10% of reported base salary and bonus for each executive.

(2) The restricted stock awards to Mr. Altavilla were issued under our 1989 Long Term Incentive Plan and are subject to restrictions under the 1989 Plan that, among other things, prohibit the sale or transfer of the common stock. Accordingly, awards under the 1989 Plan are considered restricted stock. These restrictions are automatically removed ten years following the date of the award provided the participant is still employed us. Restrictions may be removed earlier, if certain predetermined performance objectives are achieved. The shares awarded in 1997 were issued with restrictions to be lifted if Mr. Altavilla met certain performance objectives. An aggregate of 1,800 shares of common stock was awarded in 1997, valued at $56,925, and those shares are subject to restrictions under the terms of the 1989 Plan. The restrictions on 900 shares were lifted on January 2, 1998 and the aggregate value of these shares based on the closing price of the NYSE of $12.375 on such date was $11,130.

(3) Includes all stock options granted during the year. No Stock Appreciation Rights (SARs) were granted and no stock options were granted in tandem with any SARs.

    On August 1, 1995, we entered into an employment agreement with Mr. Crisman employing him as Chief Executive Officer and Chairman of the Board for a term ending on July 31, 2000. Under the terms of the employment agreement, as amended, Mr. Crisman receives a current base salary of $450,000 per year. Upon execution of the employment agreement Mr. Crisman received a grant of nonqualified options to purchase 300,000 shares of our common stock at the then fair market price of our common stock.

STOCK OPTION GRANTS AND EXERCISES

    The following tables indicates the stock options granted under our stock option plans to the executive officers named in the Summary Compensation Table, and the options exercised by them, during the fiscal year ended October 3, 1998.

    The Option/SAR Grant Table shows hypothetical gains for the options at the end of their respective ten-year terms, as calculated in accordance with the rules of the SEC. Each gain is based on an arbitrarily assumed annualized rate of compound appreciation of the market price of 5% and 10%, less the exercise price, from the date the option was granted to the end of the option term. Actual gains, if any, on option exercise are dependent on the future appreciation in value of our common stock which appreciation, if any, would benefit our stockholders as well as persons to whom options have been granted.

                         OPTIONS GRANTS IN FISCAL 1998

                                                                                                  POTENTIAL REALIZABLE
                                                                                                    VALUE AT ASSUMED
                                                                                                    ANNUAL RATES OF
                            NUMBER OF     PERCENTAGE OF                                               STOCK PRICE
                           SECURITIES     TOTAL OPTIONS      EXERCISE                               APPRECIATION FOR
                           UNDERLYING      GRANTED TO        PRICE PER                             OPTION TERM($)(3)
                             OPTIONS      EMPLOYEES IN         SHARE                              --------------------
NAME                       GRANTED(#)    FISCAL 1998(1)      ($/SH)(2)       EXPIRATION DATE         5%         10%
-------------------------  -----------  -----------------  -------------  ----------------------  ---------  ---------
Craig D. Crisman.........     100,000             8.1             4.38        September 17, 2008    275,141    697,262
Peter T. Altavilla.......      30,000             2.4             4.38        September 17, 2008     82,542    209,179

------------------------

(1) We did not grant SARs in fiscal 1998.

(2) Options were granted in fiscal 1998 at fair market value and are exercisable in cumulative annual installments of 25% of the shares granted beginning one year after date of grant, and in all cases expire ten years from the grant date.

(3) Potential realizable value is based on an assumption that the price, of the common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year option term. Potential realizable value is shown net of exercise price. These numbers are calculated based on the regulations promulgated by the SEC and do not reflect our estimate of future stock price growth.

      AGGREGATED OPTION EXERCISES FISCAL 1998 AND FISCAL 1998 OPTION VALUE

                                                                     NUMBER OF SECURITIES        IN-THE-MONEY-OPTIONS
                                                                    UNDERLYING UNEXERCISED        AT OCTOBER 3,
                                                                  OPTIONS AT OCTOBER 3, 1998          1998
                             SHARES ACQUIRED        VALUE       -------------------------------  ---------------
NAME                         ON EXERCISE(#)      REALIZED($)    EXERCISABLE(#) UNEXERCISABLE(#)  EXERCISABLE($)
--------------------------  -----------------  ---------------  -------------  ----------------  ---------------
Craig D. Crisman..........              0                 0         119,643          700,000            7,478
Peter T. Altavilla........              0                 0           5,000           56,250            1,563


NAME                          UNEXERCISABLE($)
--------------------------  ---------------------
Craig D. Crisman..........                0
Peter T. Altavilla........                0

------------------------

(1) Calculated on the basis of the closing price of our common stock on the New York Stock Exchange, $4.1875 per share, at October 2, 1998.

REMUNERATION OF DIRECTORS

    We paid Messrs. Dwight, Frank, Goldress and Dr. Mercure an annual retainer of $15,000 and $1,250 for each board meeting attended during the fiscal year ended October 3, 1998. Directors who are not otherwise employed by us, but who serve as members of the Audit or Compensation Committees are entitled to be paid $1,250 for attendance at meetings of such Committees if they occur on days other than on a regularly scheduled board meeting day. We do not compensate directors for meetings held by teleconferencing facilities. We reimburse directors for travel and accommodation expenses incurred in attending board and committee meetings.

    We granted options under our 1994 Non-Employee Directors' Stock Option Plan, which was approved by the stockholders at the 1994 annual meeting, to purchase 5,000 shares of common stock to each of Messrs. Dwight, Frank, Goldress and Dr. Mercure on March 2, 1998, at an exercise price of $11.6875 per share. Under the 1994 Non-Employee Directors' Stock Option Plan, so long as each person serves as a director, he will be granted an option to purchase 5,000 shares on March 1 of each subsequent year.

    The exercise price of each option granted under the 1994 Non-Employee Directors' Stock Option Plan is set at the fair market value of the common stock on the date of grant. If the common stock is listed on a stock exchange, fair market value will be the closing price of the common stock on such exchange on the date of grant. If, however, the date of grant falls on a day when such exchange is not open for the trading, the fair market value will be set at the closing price of the common stock on such exchange on the first trading day immediately following the date of grant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    We entered into an agreement with Grisanti, Galef & Goldress, Inc. on August 1, 1994, by which we retained it to provide crisis management and turnaround services. Mr. Crisman was the principal consultant assigned by Grisanti, Galef & Goldress, Inc. to perform these services and was appointed to serve as our Chief Executive Officer. As required by the terms of the Grisanti, Galef & Goldress, Inc. agreement, we paid Grisanti, Galef & Goldress, Inc. a monthly fee of $70,000 plus expenses through May 1995. The monthly fee was reduced to $55,000 effective June 1995 for the services of Mr. Crisman and any other consultants assigned by Grisanti, Galef & Goldress, Inc. to provide services to us. In July 1995, we concluded that the turnaround engagement of Grisanti, Galef & Goldress, Inc. had been successfully completed, and the agreement with Grisanti, Galef & Goldress, Inc. was then terminated. We paid a total of $140,000 and $680,000 in consulting fees to Grisanti, Galef & Goldress, Inc. in fiscal 1994 and fiscal 1995, respectively.

    We granted an option, in December 1994, to Grisanti, Galef & Goldress, Inc. Equity Partners, a partnership comprised in part of members of Grisanti, Galef & Goldress, Inc., to purchase 250,000 Shares of common stock at the then market price of $4.125 per share as a success fee. At approximately the same time, the Grisanti, Galef & Goldress, Inc. options were assigned to the individual partners of Grisanti, Galef & Goldress, Inc. Equity Partners, including Messrs. Goldress and Crisman. The options are nonqualified options which are currently exercisable and the shares issuable upon exercise of these options have been registered under the Securities Act of 1933, as amended, on Form S-3.

    We hired Mr. Crisman as Chief Executive Officer following the termination of the Grisanti, Galef & Goldress, Inc. Agreement on August 1, 1995. On November 3, 1995, he was elected Chairman of the Board. As required by our agreement with Grisanti, Galef & Goldress, Inc. we paid to it a recruiting fee of $131,250 upon the employment of Mr. Crisman and $50,802 during fiscal 1996.

    In March 1996, Magnetic Data Technologies, Inc., one of our subsidiaries, (formerly "Delta Bravo, Inc.") engaged the services of Brian R. Stone, a Grisanti, Galef & Goldress, Inc. consultant, and formerly our Acting Chief Financial Officer, as Chief Executive Officer of Magnetic Data Technologies, Inc. In accordance with that engagement, Magnetic Data Technologies, Inc. paid to Grisanti, Galef & Goldress, Inc. a monthly fee of $35,000. Magnetic Data Technologies, Inc. paid a total of $245,000 and $420,000 in consulting fees to Grisanti, Galef & Goldress, Inc. in fiscal 1996 and fiscal 1997, respectively. Grisanti, Galef & Goldress, Inc., received a success fee based upon a percentage of the cash proceeds to us resulting from the operations of Magnetic Data Technologies, Inc. and its subsidiaries and from their sale to Dubilier & Company in April 1999.

    Jerry E. Goldress, Chief Executive Officer and the majority shareholder of Grisanti, Galef & Goldress, Inc., was elected to our Board of Directors on November 3, 1995.

SEVERANCE AGREEMENTS

    We have entered into severance agreements with certain of our executive officers and key employees, including the executive officers shown in the Summary Compensation Table.

    These agreements are intended to provide for continuity of management in the event of a change in the control of our Company. The agreements provide that covered executive officers and key employees could be entitled to certain severance benefits following a change in the control of our company. If, following a change in control, we terminate the executive officer or key employee is terminated by us for any reason, other than for disability or for cause, or if such executive officer or key employee terminates his or her employment for good reason (as this term is defined in the agreements), then the executive officer or key employee is entitled to a severance payment that will be the executive's or key employee's base amount for a period of twelve months, as defined in the agreements. The severance payment generally is made in the form of a lump sum.

    The agreements are effective for a period of three years after a change in control occurs. Under the severance agreements, a change in control would include any of the following events:

    - any "person", as defined in the Securities Exchange Act of 1934, as amended, acquires 20 percent or more of our voting securities;

    - a majority of our directors are replaced during a two-year period; or

    - shareholders approve certain mergers, a liquidation, or sale of our assets.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee consisted of Messrs. Dwight, Frank and Goldress during fiscal year 1998. Mr. Frank was our employee and an officer until November 3, 1995, when he retired. Mr. Dwight and Mr. Goldress have never been officers or employees of us or any of our subsidiaries. Mr. Goldress, Chief Executive Officer of Grisanti, Galef & Goldress, Inc., was appointed to the Board of Directors on November 3, 1995. He was elected to the Board at the 1996 annual meeting of stockholders. See "Certain Relationships and Related Transactions."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Our certificate of incorporation authorizes us to issue, without stockholder approval, up to 5,000,000 shares of preferred stock and up to 120,000,000 shares of common stock. As of the date of this prospectus, no shares of preferred stock our outstanding, nor do we have plans to issue any shares of preferred stock other than, under certain circumstances, upon conversion of our senior subordinated convertible note. See "Recent Developments-Kennilworth Exchange Agreement". As of June 1, 1999, there were 41,736,741 shares of common stock outstanding. We also have outstanding:

    - an agreement to issue to Kennilworth Partners II LP 6,000,000 shares of our common stock. See "Recent Developments-Kennilworth Exchange Agreement";

    - $115,000,000 principal amount of 7% convertible subordinated debentures due 2006, which are convertible into 6,182,796 shares of our common stock. We have agreed to repurchase from Kennilworth Partners II LP $24,000,000 principal amount of these debentures, which are convertible into 1,290,323 shares of our common stock. See "Recent Developments-Kennilworth Exchange Agreement";

    - warrants to purchase 1,200,000 shares of our common stock;

    - options under various stock option plans to purchase 5,245,345 shares of our common stock; and

    - a senior subordinated convertible note, which is convertible into 7,028,224 shares of our common stock. The note will convert into additional shares under certain circumstances. See "Recent
      Developments-Kennilworth Exchange Agreement."

COMMON STOCK

    Each holder of our common stock is entitled to one vote per share held of record on each matter submitted to stockholders. Cumulative voting for the election of directors is not permitted, and the holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors.

    Subject to the rights of the holders of our preferred stock, if any, holders of record of shares of our common stock are entitled to receive ratably dividends when and if declared by the Board of Directors out of funds of legally available for dividends. In the event of a voluntary or involuntary winding up or dissolution, liquidation or partial liquidation, holders of the common stock are entitled to participate ratably in any distribution of our assets, subject to the rights of our creditors and the holders of our preferred stock, if any.

    Holders of the common stock have no conversion, redemption or preemptive rights. All outstanding shares of the common stock are validly issued, fully paid and nonassessible.

PREFERRED STOCK

    We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series, which can have rights senior to those of our common stock. Our Board of Directors may fix or alter any of the following for any unissued series of our preferred stock:

    - number of shares;

    - powers;

    - designation;

    - dividend rights;

    - dividend rate;

    - conversion rights;

    - voting rights;

    - rights and terms of redemption (including sinking fund provisions);

    - redemption price or prices;

    - liquidation and other preferences; and

    - other special rights.

    Our issuance of preferred stock could adversely affect holders of common stock. These effects could include the following:

    - if dividends on the preferred stock have not been made, dividends on our common stock may be restricted;

    - to the extent the preferred stock has voting rights, the voting rights of our common stock will be diluted;

    - if holders of preferred stock are entitled to preferred dividends or liquidation preferences, the amount of earnings and assets available for distribution to holders of our common stock may be reduced;

    - our issuance of preferred stock could decrease the market price of our common stock; and

    - our issuance of preferred stock may have the effect of delaying or preventing a change in control.

OTHER SECURITIES

    STOCK OPTIONS

    See Note 5 to the Consolidated Financial Statements for a discussion of the various stock options that we have issued.

    WARRANTS

    See Note 13 to the Consolidated Financial Statements for a discussion of warrants to purchase 1,200,000 shares of our common stock.

    SENIOR SUBORDINATED CONVERTIBLE NOTE

    See "Recent Developments-Kennilworth Exchange Agreement" for a discussion of the terms of our senior subordinated convertible note.

    7% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2006

    In March 1996, we issued $115,000,000 aggregate principal amount of 7% convertible subordinated debentures under an indenture dated as of March 22, 1996 with Chase Manhattan Bank, N.A., as trustee.

    The debentures:

    - are general unsecured obligations;

    - mature on March 15, 2006;

    - bear interest at a rate of 7% per year;

    - are convertible at any time at the holder's option into approximately 53,763 shares of our common stock for each $1,000 principal amount of debentures;

    - are convertible at our option and at the same conversion ratio, if the reported closing per share of our common stock exceeds an amount equal to 130% of the conversion price then in effect. The conversion price currently in effect is $18.60;

    - may be redeemed at our option in whole or in part at any time, subject to the giving of required notices, at the following prices (expressed as a percentage of principal amount) during the periods set forth below:

                                                                          REDEMPTION
AFTER APRIL 1,                                                               PRICE
-----------------------------------------------------------------------  -------------
1999...................................................................         103%
2000...................................................................         102%
2001...................................................................         101%
2002 and thereafter....................................................         100%

When we redeem a debenture, we must also pay any accrued but unpaid interest to the date fixed for redemption on the debenture;

    - may be redeemed at the holder's option if we undergo a change of control (as defined in the indenture);

    - are junior in right of payment to our current and future indebtedness, other than to:

       - other indebtedness, if the instrument creating or evidencing that other indebtedness provides that it is not senior or superior, in right of payment, to the debentures or to other indebtedness that is equal or junior in right of payment to the debentures;

       - indebtedness owed or owing to any of our subsidiaries or to any of our or our subsidiaries' officers, directors or employees;

       - any liability for taxes we owe; and

       - our trade payables to trade creditors in the ordinary course of business; and

       - are equal in right of payment with our other subordinated indebtedness.

    The occurrence of any of the following events would constitute a default under the indenture:

    - failure to pay interest when due, if the failure continues for 30 days;

    - failure to pay principal when due;

    - failure to perform a conversion of debentures when required, if the failure continues for 60 days;

    - failure to observe or perform any other covenant or agreement contained in the debentures or the indenture, if, subject to certain exceptions, the failure continues for 60 days after appropriate written notice;

    - certain events of bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries;

    - a default in the payment of principal, premium or interest when due that extends beyond any stated period of grace or an acceleration for any other reason of the maturity of any of our or any of significant subsidiary's indebtedness with an aggregate principal amount in excess of $5 million; and

    - final judgments not covered by insurance totaling more than $2 million, at any one time rendered against us or any of our significant subsidiaries and not satisfied, stayed, bonded or discharged within 60 days.

    If an event of default occurs and is continuing, the trustee or the holders of 25% in aggregate principal amount of the debentures then outstanding may, by proper notice, declare all principal and interest and other amounts on the debentures to be due and payable immediately.

ANTI-TAKEOVER EFFECTS OF SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

    We are subject to Section 203 of the Delaware General Corporation Law. This section prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder. This section defines a business combination to include a merger or sale of more than 10% of the corporation's assets, and defines an "interested stockholder" generally as a person owning 15% or more of the outstanding voting stock of the corporation and any person associated with, affiliated with or controlling or controlled by such person.

    Section 203 does not apply if:

    - prior to the date that the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

    The application of Section 203 to us may limit the ability of our stockholders to approve a transaction that they may deem to be in their best interests.

ANTI-TAKEOVER EFFECT OF RIGHTS PLAN

    We adopted a rights plan for the purpose of discouraging an acquisition of us without our consent. Reference is made to the Amended and Restated Rights Agreement dated as of October 28, 1998 between our company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, for all of the terms of the rights plan. What follows is a summary of those terms. In this summary, we refer to a person or group of persons that has acquired at least 20% of our common stock or the right to acquire at least 20% of our common stock as a "blockholder"; if such person or group of persons has done so without our consent, we refer to such person or group as a "non-approved blockholder".

    Each holder of our common stock has one right for each share of common stock held. Holders do not, however, enjoy any benefits with respect to these rights until they become exercisable. The rights become exercisable upon:

    - a public announcement is made that someone has become or intends to become a non-approved blockholder; or

    - the tenth day after the commencement of or the public announcement of the intent to commence a tender or exchange offer that would result in someone becoming a non-approved blockholder.

    Once exercisable, each right will entitle its holder to purchase from us one one-hundredth of a share of a new series of preferred stock, designated as Series A participating preferred stock, $.10 par value, at a price of $20 per share. Each share of this preferred stock will be entitled to:

    - a preferential quarterly dividend equal to 100 times the dividend declared on each share of our common stock, but in no event less than $1.00;

    - if we liquidate our assets, a payment from funds available for distribution equal to the greater of $2,000 or 100 times the liquidation payment made on each share of our common stock;

    - 100 votes, voting together with the shares of our common stock; and

    - if we merge or are involved in another business combination in which our common stock is exchanged, 100 times the amount and type of consideration received by each share of our common stock.

    The holder will also have the right under certain circumstances to receive, instead of the preferred stock, shares of our common stock having a market value of two times the exercise price of the right. A non-approved blockholder will not have this right, and accordingly the blockholder's ownership interest in us may become substantially diluted.

    If we are merged or involved in another business combination in which our common stock is exchanged or changed, or we sell 50% or more of our assets or earning power, each right will become an option to buy shares of the acquiring company's common stock having a market value of two times the exercise price of the right. Again, a non-approved blockholder will not have this right, and accordingly the blockholder's ownership interest in us may become substantially diluted.

    We may redeem the rights at a nominal price ($.01 per right):

    - at any time before the rights become exercisable; or

    - at any time after the rights become exercisable, but only if the redemption is:

       - in connection with a merger or other business combination involving us and someone other than a non-approved blockholder; or

       - made more than 60 days after someone becomes a non-approved blockholder and the non-approved blockholder does not own more than 20% of our stock.

    The rights will expire on the earlier of:

    - November 4, 2008;

    - the redemption of the rights, as described above; and

    - a merger involving us and a blockholder who:

       - acquired shares of our common stock in a tender or exchange offer for all our common stock at a price and on terms determined by at least a majority of our outside directors to be in our and our shareholder's best interests, and

       - paid in the merger the same price per share and form of consideration paid in the tender or exchange offer.

                                 LEGAL MATTERS

    The validity of the shares of common stock being offered by this prospectus has been passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California.

                                    EXPERTS

    The audited consolidated financial statements and schedules of Applied Magnetics Corporation included or incorporated by reference in this prospectus and elsewhere have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report on such audited consolidated financial statements and schedules, and are included in this prospectus in reliance upon their authority as experts in giving the indicated report. Reference is made to said report, which includes an explanatory paragraph on the uncertainty regarding Applied Magnetics Corporation's ability to continue as a going concern as discussed in Note 1 to the financial statements.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549 and at the following regional offices of the SEC: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's Internet site at http://www.sec.gov.

    We have filed a registration statement under the Securities Act of 1933 for this offering. As permitted by the rules of the SEC, this prospectus does not contain all of the information contained in the registration statement. Investors are referred to the registration statement for further information contained in financial statements, exhibits and schedules filed therewith. The statements contained in this prospectus about the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to a copy of such contract or other document filed as an exhibit to the registration statement. You may obtain copies of the registration statement and each document filed as an exhibit at the SEC's Washington, D.C. office upon payment of charges prescribed by the SEC or, in the case of documents electronically filed, by accessing the SEC's website at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                             PAGE
                                                                                                           ---------
APPLIED MAGNETICS CORPORATION

Report of Independent Public Accountants.................................................................        F-2

Consolidated Balance Sheets as of October 3, 1998 and September 27, 1997.................................        F-3

Consolidated Statements of Operations for the years ended October 3, 1998, September 27, 1997 and
  September 28, 1996.....................................................................................        F-4

Consolidated Statements of Shareholders' Investment......................................................        F-5

Consolidated Statements of Cash Flows for the years ended October 3, 1998, September 27, 1997 and
  September 28, 1996.....................................................................................        F-6

Notes to Consolidated Financial Statements...............................................................        F-7

Unaudited Condensed Consolidated Balance Sheets as of April 4, 1998......................................       F-24

Unaudited Condensed Consolidated Statements of Operations for the six months ended April 3, 1999 and
  April 4, 1998..........................................................................................       F-25

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended April 3, 1999 and
  April 4, 1998..........................................................................................       F-26

Notes to Condensed Consolidated Financial Statements.....................................................       F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Applied Magnetics Corporation:

    We have audited the accompanying consolidated balance sheets of Applied Magnetics Corporation (a Delaware corporation) and subsidiaries as of October 3, 1998 and September 27, 1997, and the related consolidated statements of operations, shareholders' investment and cash flows for each of the three years in the period ended October 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Applied Magnetics Corporation and subsidiaries as of October 3, 1998 and September 27, 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 3, 1998, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the company has suffered significant losses and negative cash flows from operations due to its inability to transition to current product technology. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ARTHUR ANDERSEN LLP

Los Angeles, California
June 1, 1999

                         APPLIED MAGNETICS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PAR VALUE DATA)

                                                                                                  AS OF
                                                                                        -------------------------
                                                                                        OCTOBER 3,  SEPTEMBER 27,
                                                                                           1998         1997
                                                                                        ----------  -------------
                                                     ASSETS
Current assets:
  Cash and equivalents................................................................  $   71,674   $   162,302
  Accounts receivable, less allowances of $904 in 1998 and $4,942 in 1997.............       7,291        52,924
  Inventories, net....................................................................      13,054        51,438
  Prepaid expenses and other..........................................................      15,590        11,420
                                                                                        ----------  -------------
                                                                                           107,609       278,084
                                                                                        ----------  -------------
Property, plant and equipment, at cost:
  Land................................................................................       2,340         2,556
  Buildings...........................................................................     100,810        92,962
  Manufacturing equipment.............................................................     201,515       193,217
  Other equipment and leasehold improvements..........................................      26,684        32,433
  Construction in progress............................................................      34,120        50,056
                                                                                        ----------  -------------
                                                                                           365,469       371,224
                                                                                        ----------  -------------
  Less-accumulated depreciation and amortization......................................    (188,022)     (181,732)
                                                                                           177,447       189,492
                                                                                        ----------  -------------
  Other assets, net...................................................................      14,462        10,412
                                                                                        ----------  -------------
                                                                                        $  299,518   $   477,988
                                                                                        ----------  -------------
                                                                                        ----------  -------------


                                    LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Current portion of long-term debt...................................................  $    1,610   $       513
  Bank notes payable..................................................................      58,468        50,188
  Accounts payable....................................................................      16,409        49,103
  Accrued payroll and benefits........................................................       8,070        11,287
  Other current liabilities...........................................................       9,653         5,829
                                                                                        ----------  -------------
                                                                                            94,210       116,920
                                                                                        ----------  -------------
Long-term debt, net of current portion................................................     116,767       116,030
                                                                                        ----------  -------------
Other long-term liabilities...........................................................       2,581         4,257
                                                                                        ----------  -------------
Shareholders' Investment:
  Preferred stock, $.10 par value, authorized 5,000,000 shares, none issued and
    outstanding.......................................................................          --            --
  Common stock, $.10 par value, authorized 80,000,000 shares, issued 24,103,294 shares
    at October 3, 1998 and 23,976,711 shares at September 27, 1997....................       2,410         2,398
Paid-in capital.......................................................................     191,225       191,185
Retained earnings (deficit)...........................................................    (106,065)       49,303
                                                                                        ----------  -------------
                                                                                            87,570       242,886
Treasury stock, at cost (130,233 shares at October 3, 1998 and 128,384 shares at
  September 27, 1997).................................................................      (1,577)       (1,554)
Unearned restricted stock compensation................................................         (33)         (551)
                                                                                        ----------  -------------
                                                                                            85,960       240,781
                                                                                        ----------  -------------
                                                                                        $  299,518   $   477,988
                                                                                        ----------  -------------
                                                                                        ----------  -------------

          The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

                         APPLIED MAGNETICS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   FOR THE YEARS ENDED
                                                                        -----------------------------------------
                                                                        OCTOBER 3,   SEPTEMBER 27,  SEPTEMBER 28,
                                                                           1998          1997           1996
                                                                        -----------  -------------  -------------
Net sales.............................................................  $   183,597   $   494,839    $   344,754
Cost of sales.........................................................      198,742       326,990        251,503
                                                                        -----------  -------------  -------------
  Gross profit (loss).................................................      (15,145)      167,849         93,251
                                                                        -----------  -------------  -------------
Research and development expenses.....................................     (114,659)      (52,532)       (50,867)
Selling, general and administrative expenses..........................       (6,514)       (8,330)        (6,533)
Provision for customer bankruptcy.....................................           --        (4,200)            --
Terminated merger costs...............................................           --        (2,906)            --
Restructuring charges.................................................       (8,400)           --             --
Interest income.......................................................        5,877         8,316          4,228
Interest expense......................................................      (12,627)      (12,346)        (9,056)
Other income (expense), net...........................................       (1,495)        2,384          2,047
                                                                        -----------  -------------  -------------
Income (loss) before provision for income taxes.......................     (152,963)       98,235         33,070
Provision for income taxes............................................        2,405         2,119            852
                                                                        -----------  -------------  -------------
  Net income (loss)...................................................  $  (155,368)  $    96,116    $    32,218
                                                                        -----------  -------------  -------------
                                                                        -----------  -------------  -------------
Net income (loss) per share:
  Income (loss) per common share......................................  $     (6.49)  $      4.08    $      1.41
                                                                        -----------  -------------  -------------
                                                                        -----------  -------------  -------------
  Income (loss) per common share-assuming dilution....................  $     (6.49)  $      3.37    $      1.21
                                                                        -----------  -------------  -------------
                                                                        -----------  -------------  -------------
Weighted average number of common shares outstanding:
  Common shares.......................................................       23,931        23,567         22,913
                                                                        -----------  -------------  -------------
                                                                        -----------  -------------  -------------
  Common shares-assuming dilution.....................................       23,931        31,011         30,173
                                                                        -----------  -------------  -------------
                                                                        -----------  -------------  -------------

          The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                         APPLIED MAGNETICS CORPORATION

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                    TREASURY STOCK
                                                                                             ----------------------------
                                                  COMMON STOCK                                               UNEARNED
                                             ----------------------  RETAINED                               RESTRICTED
                                 NUMBER OF                 PAID-IN   EARNINGS    NUMBER OF                     STOCK
                                  SHARES       AMOUNT      CAPITAL   (DEFICIT)    SHARES       AMOUNT      COMPENSATION
                                -----------  -----------  ---------  ---------  -----------  -----------  ---------------
Balance, September 30, 1995...  22,619,205    $   2,262   $ 181,191  $ (79,031)     96,603    $    (830)     $      --
  Stock options exercised.....     582,772           58       2,945         --          --           --             --
  Purchase of treasury stock,
    net.......................          --           --          --         --      20,392         (364)            --
  Litigation settlement.......      81,070            8       1,242         --          --           --             --
  Net income..................          --           --          --     32,218          --           --             --
                                -----------  -----------  ---------  ---------  -----------  -----------         -----
Balance, September 28, 1996...  23,283,047        2,328     185,378    (46,813)    116,995       (1,194)            --
  Stock options exercised.....     668,296           67       5,008         --          --           --             --
  Purchase of treasury stock,
    net.......................          --           --          --         --      11,389         (360)            --
  Restricted stock issuance,
    net.......................      25,368            3         799         --          --           --           (802)
  Amortization of unearned
    restricted stock
    compensation, net.........          --           --          --         --          --           --            251
  Net income..................          --           --          --     96,116          --           --             --
                                -----------  -----------  ---------  ---------  -----------  -----------         -----
Balance, September 27, 1997...  23,976,711        2,398     191,185     49,303     128,384       (1,554)          (551)
  Stock options exercised.....     128,650           13         640         --          --           --             --
  Purchase of treasury stock,
    net.......................          --           --          --         --       1,849          (23)            --
  Restricted stock issuance,
    net.......................      (2,067)          (1)       (600)        --          --           --            550
  Amortization of unearned
    restricted stock
    compensation, net.........          --           --          --         --          --           --            (32)
  Net loss....................          --           --          --   (155,368)         --           --             --
                                -----------  -----------  ---------  ---------  -----------  -----------         -----
Balance, October 3, 1998......  24,103,294    $   2,410   $ 191,225  $(106,065)    130,233    $  (1,577)     $     (33)
                                -----------  -----------  ---------  ---------  -----------  -----------         -----
                                -----------  -----------  ---------  ---------  -----------  -----------         -----


                                SHAREHOLDERS'
                                 INVESTMENT
                                -------------
Balance, September 30, 1995...   $   103,592
  Stock options exercised.....         3,003
  Purchase of treasury stock,
    net.......................          (364)
  Litigation settlement.......            --
  Net income..................        32,218
                                -------------
Balance, September 28, 1996...       139,699
  Stock options exercised.....         5,075
  Purchase of treasury stock,
    net.......................          (360)
  Restricted stock issuance,
    net.......................            --
  Amortization of unearned
    restricted stock
    compensation, net.........           251
  Net income..................        96,116
                                -------------
Balance, September 27, 1997...       240,781
  Stock options exercised.....           653
  Purchase of treasury stock,
    net.......................           (23)
  Restricted stock issuance,
    net.......................           (51)
  Amortization of unearned
    restricted stock
    compensation, net.........           (32)
  Net loss....................      (155,368)
                                -------------
Balance, October 3, 1998......   $    85,960
                                -------------
                                -------------

          The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                         APPLIED MAGNETICS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                   FOR THE YEARS ENDED
                                                                        -----------------------------------------
                                                                        OCTOBER 3,   SEPTEMBER 27,  SEPTEMBER 28,
                                                                           1998          1997           1996
                                                                        -----------  -------------  -------------
Cash Flows from Operating Activities:
  Net income (loss)...................................................  $  (155,368)  $    96,116    $    32,218
  Adjustments to reconcile net income (loss) to net cash provided by
    (used in) operating activities:
    Depreciation and amortization.....................................       44,627        38,757         28,891
    Gain on sale of business and assets...............................         (414)           --             --
    Provision for customer bankruptcy.................................           --         4,200             --
    Restructuring charges.............................................        8,400            --             --
    Changes in assets and liabilities:................................
      Accounts receivable.............................................       45,633       (13,721)        (6,832)
      Inventories.....................................................       38,384       (15,458)        (3,253)
      Prepaid expenses and other......................................       (4,170)       (1,290)          (750)
      Accounts payable................................................      (32,694)       16,789        (12,221)
      Accrued payroll and benefits....................................       (3,217)          396          1,705
      Other assets and liabilities....................................       (5,752)       (1,706)           (86)
                                                                        -----------  -------------  -------------
    Net cash provided by (used in) operating activities...............      (64,571)      124,083         39,672
                                                                        -----------  -------------  -------------
Cash Flows from Investing Activities:
  Additions to property, plant and equipment..........................      (35,876)      (96,065)       (69,900)
  Proceeds from sale of businesses and property, plant and equipment,
    net...............................................................        3,025            --         15,122
  Notes receivable....................................................          126           106          1,803
                                                                        -----------  -------------  -------------
    Net cash used in investing activities.............................      (32,725)      (95,959)       (52,975)
                                                                        -----------  -------------  -------------
Cash Flows from Financing Activities:
  Proceeds from issuance of convertible subordinated debentures                  --            --        115,000
  Proceeds from issuance of debt......................................      273,711       239,200        144,214
  Repayment of debt...................................................     (266,876)     (236,403)      (164,787)
  Payment of debt issuance costs......................................           --            --         (4,274)
  Proceeds from stock options exercised, net..........................          515         4,605          2,574
                                                                        -----------  -------------  -------------
    Net cash provided by financing activities.........................        7,350         7,402         92,727
                                                                        -----------  -------------  -------------
Effect of exchange rate changes on cash and equivalents...............         (682)         (624)          (260)
                                                                        -----------  -------------  -------------
Net increase (decrease) in cash and equivalents.......................      (90,628)       34,902         79,164
Cash and equivalents at beginning of period...........................      162,302       127,400         48,236
                                                                        -----------  -------------  -------------
Cash and equivalents at end of period.................................  $    71,674   $   162,302    $   127,400
                                                                        -----------  -------------  -------------
                                                                        -----------  -------------  -------------
Supplemental Cash Flow Data:
    Interest Paid.....................................................  $    12,626   $    12,346    $     8,698
    Income Taxes paid.................................................  $       317         2,239            541

          The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                         APPLIED MAGNETICS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF THE BUSINESS

    Applied Magnetics Corporation and subsidiaries (the "Company") was incorporated in California in 1957 and was reincorporated in Delaware in 1987. The Company manufactures advanced inductive thin film head products, magnetoresistive head products, and giant magnetoresistive head products, in each case, primarily to supply manufacturers of 3.5 inch hard disk drives.

    In fiscal 1998, the Company experienced a significant decrease in net sales and demand for its inductive thin film products, which resulted in a significant loss and negative cash flow from operations as the Company transitions from thin film to magnoresistive head and giant magnoresistive head technology. The Company's ability to fund its operating and capital requirements for fiscal 1999 is heavily dependent on its ability to receive qualification and begin volume production of its magnoresistive head and giant magnoresistive head products on a timely basis. As of June 1, 1999, the Company is in the final stages of qualification for one of its magnoresistive head products and expects to begin volume production shipment in the fourth quarter of fiscal 1999. The Company is also attempting to raise capital, which is required immediately to fund current operating activities, and will be required to raise significant additional capital in the near term to fund the anticipated magnoresistive head production ramp up and related working capital requirements. If the Company is unable to achieve magnoresistive head production or raise sufficient capital in the near term, there will be a material adverse effect on the Company's financial condition, competitive position and ability to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Applied Magnetics Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain 1996 accounts have been reclassified to conform with the 1997 and 1998 presentation.

    USE OF ESTIMATES: The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

    FOREIGN CURRENCIES: Financial statements and transactions of subsidiaries operating in foreign countries are measured in U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. The functional currency for all subsidiaries is the U.S. dollar. The effect of reporting assets and liabilities stated in foreign currency is included as a component of "Other Income (expense), net" in the Consolidated Statements of Operations. A net foreign currency loss of $1.4 million in 1998 and net gains of $2.1 million in 1997 and of $.5 million in 1996 were included in operations.

    The Company operates in a number of foreign countries. The relative impact of foreign currency fluctuations on revenue is not significant as product pricing is generally based on the U.S. dollar. Purchases of certain raw materials and certain labor costs are paid for in foreign currencies. As a result, effects of currency rate fluctuations can affect results of operations. Fluctuations may also have a significant effect on reported cash balances. Malaysian debt maturities are not currently hedged, as the credit facilities are held in U.S. dollars. As a result, there is no current foreign transaction exposure associated with the Malaysian debt.

                         APPLIED MAGNETICS CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    DEPRECIATION AND AMORTIZATION POLICIES: Plant, property and equipment are accounted for on a historical cost basis and are depreciated or amortized over their estimated useful lives using the straight-line method except for leasehold improvements which are amortized over the life of the lease.

    Estimated useful lives are as follows:

                                                                    AVERAGE USEFUL
                                                                         LIFE
                                                                  ------------------
Buildings.......................................................        15-16 Years
Manufacturing equipment.........................................          2-5 Years
Other equipment.................................................          1-5 Years
Leasehold improvements..........................................      Term of Lease

    Depreciation and amortization expense from operations amounted to $44.6 million, $38.8 million and $28.9 million in 1998, 1997 and 1996, respectively. Property tax expense amounted to approximately $1.9 million, $1.5 million and $1.6 million in 1998, 1997 and 1996 respectively.

    The Company follows the policy of capitalizing expenditures that materially increase asset lives. Maintenance and minor replacements are charged to operations when incurred. Maintenance and repair expenses charged to operations were $7.9 million, $10.2 million and $9.0 million in fiscal 1998, 1997 and 1996, respectively. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is included in results of operations.

    LONG-LIVED ASSETS: In the first quarter of fiscal 1997, the Company adopted Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). In accordance with SFAS 121, long-lived assets used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

    CASH EQUIVALENTS: Cash equivalents consist primarily of money market instruments maturing within 90 days of inception and are carried at cost, which approximates market value. Cash equivalents were $63.3 million at October 3, 1998 and $154.1 million at September 27, 1997.

    INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out method) or market. Market for purchased parts and manufacturing supplies is based on replacement costs and for other inventory classifications on net realizable value. Inventories consist of purchased materials and services, direct production labor and manufacturing overhead.

    The components of inventory were as follows (in thousands):

                                                                     OCTOBER 3,   SEPTEMBER 27,
                                                                        1998          1997
                                                                     -----------  -------------
Purchased parts and manufacturing supplies.........................   $   8,578     $  24,187
Work in process....................................................       2,414        25,434
Finished goods.....................................................       2,062         1,817
                                                                     -----------  -------------
                                                                      $  13,054     $  51,438
                                                                     -----------  -------------
                                                                     -----------  -------------

                         APPLIED MAGNETICS CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    REVENUE RECOGNITION AND WARRANTY POLICIES: Revenue is recognized at the time the product is shipped to the customer. Under the Company's warranty terms, customers are allowed to return products within the applicable warranty periods. The Company reverses the net sales and associated costs upon receipt of returned products and makes any appropriate adjustments to the associated warranty reserve when experience indicates such adjustment is appropriate.

    FAIR VALUE OF FINANCIAL INSTRUMENTS: The estimated fair values have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

    The fair value of the Company's debt instruments at October 3, 1998 approximates its carrying value.

    NET INCOME (LOSS) PER COMMON SHARE: Effective in fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per share" ("SFAS 128"). SFAS 128 replaces the presentation of primary income (loss) per share ("EPS") with the presentation of basic EPS. Net income (loss) per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Net income per common share assuming dilution is computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period as if the Company's Convertible Subordinated Debentures ("Convertible Debentures") were converted into common stock at the beginning of the period after giving retroactive effect to the elimination of interest expense, net of income tax effect, applicable to the Convertible Debentures. During a loss period, the assumed exercise of in-the-money stock options and conversion of Convertible Debentures have an antidilutive effect. As a result, these shares are not included in the weighted average shares used in the calculation of income (loss) per common share assuming dilution. Prior years EPS has been conformed to current year presentation.

    RESEARCH AND DEVELOPMENT EXPENSES: The Company is actively engaged in basic technology and applied research and development programs which are designed to develop new products and product applications and related manufacturing processes. The costs of these programs are classified as research and development expenses and are charged to operations as incurred.

    INCOME TAXES: The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than the proposed changes in the tax law or rates. See Note 4.

    STOCK OPTIONS: Proceeds from the sale of common stock issued upon the exercise of stock options are credited to common stock and paid-in capital accounts at the time the option is exercised. Income tax benefits attributable to stock options exercised are credited to paid-in capital when realized. See
Note 5.

    CONSOLIDATED STATEMENTS OF CASH FLOWS: In accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," the Company has selected the "indirect method" of presentation for reporting cash flows.

                         APPLIED MAGNETICS CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RECENT ACCOUNTING PRONOUNCEMENTS: In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way the Company reports information about operating segments in annual financial statements and requires that the Company report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

INCREASE IN AUTHORIZED COMMON STOCK

    On February 6, 1998, the Company's shareholders approved the amendment to Company's Certificate of Incorporation to increase the Company's authorized common stock from 40 million shares to 80 million shares.

FISCAL YEAR

    The Company's fiscal year ends on the Saturday closest to September 30. Fiscal years 1998, 1997 and 1996 ended on October 3, 1998, September 27, 1997 and September 28, 1996, respectively. Fiscal year 1998 included 53 weeks. References to years in this annual report relate to fiscal years rather calendar years.

    This Statement supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. It amends Statement of Financial Accounting Standards No. 94 "Consolidation of All Majority-Owned Subsidiaries," to remove the special disclosure requirements for previously unconsolidated subsidiaries. This Statement will become effective for financial statements of the Company in fiscal 1999.

3. SEGMENTS OF BUSINESS

    The Company operates in one market: worldwide-components for the computer peripheral industry. Sales to major customers are as follows:

                                                                                FOR THE YEARS ENDED
                                                                ---------------------------------------------------
                                                                 OCTOBER 3,      SEPTEMBER 27,      SEPTEMBER 28,
                                                                    1998             1997               1996
                                                                -------------  -----------------  -----------------
(AS A PERCENTAGE OF SALES)
Western Digital...............................................           72%              79%                44%
Samsung.......................................................           27%              --                 --
NEC...........................................................           --                6%                20%
Seagate (Conner)..............................................           --               --                 13%
Quantum.......................................................           --                2%                10%
All Others....................................................            1%              13%                13%
                                                                        ---              ---                ---
Total.........................................................          100%             100%               100%
                                                                        ---              ---                ---
                                                                        ---              ---                ---

                         APPLIED MAGNETICS CORPORATION

3. SEGMENTS OF BUSINESS (CONTINUED)
Export sales are made by the United States operations to the following geographic locations (in thousands):

                                                                         FOR THE YEARS ENDED
                                                               ----------------------------------------
                                                               OCTOBER 3,  SEPTEMBER 27,  SEPTEMBER 28,
                                                                  1998         1997           1996
                                                               ----------  -------------  -------------
Europe.......................................................  $       --   $       182    $       219
Asia.........................................................     183,250       483,736        322,405
                                                               ----------  -------------  -------------
                                                               $  183,250   $   483,918    $   322,624
                                                               ----------  -------------  -------------
                                                               ----------  -------------  -------------

    The relative impact of foreign currency fluctuations on export sales is not significant as product pricing and settlement are generally based on the U.S. dollar.

    Information regarding the Company's domestic and foreign operations is as follows (in thousands):

                                                                     UNITED
                                                                     STATES      FOREIGN       TOTAL
                                                                   -----------  ----------  -----------
1998
Net sales........................................................  $   183,445  $      152  $   183,597
                                                                   -----------  ----------  -----------
                                                                   -----------  ----------  -----------
Intercompany sales...............................................  $   193,875  $  237,557  $        --
                                                                   -----------  ----------  -----------
                                                                   -----------  ----------  -----------
Operating loss...................................................  $  (121,967) $  (24,246) $  (146,213)
Interest expense, net                                                                            (6,750)
                                                                                            -----------
  Loss before provision for income taxes                                                    $  (152,963)
                                                                   -----------  ----------  -----------
                                                                   -----------  ----------  -----------
Identifiable assets..............................................  $   189,026  $  110,492  $   299,518
                                                                   -----------  ----------  -----------
                                                                   -----------  ----------  -----------
1997
Net sales........................................................  $   486,943  $    7,896  $   494,839
                                                                   -----------  ----------  -----------
                                                                   -----------  ----------  -----------
Intercompany sales...............................................  $   317,055  $  507,054  $        --
                                                                   -----------  ----------  -----------
                                                                   -----------  ----------  -----------
Operating profit.................................................  $    42,974  $   59,291  $   102,265
Interest expense, net............................................                                (4,030)
  Income before provision for income taxes.......................                           $    98,235
                                                                                            -----------
                                                                                            -----------
Identifiable assets..............................................  $   331,373  $  146,615  $   477,988
                                                                   -----------  ----------  -----------
                                                                   -----------  ----------  -----------
1996
Net sales........................................................  $   329,992  $   14,762  $   344,754
                                                                   -----------  ----------  -----------
                                                                   -----------  ----------  -----------
Intercompany sales...............................................  $   207,023  $  304,527  $        --
                                                                   -----------  ----------  -----------
                                                                   -----------  ----------  -----------
Operating profit.................................................  $     9,887  $   28,011  $    37,898
Interest expense, net............................................                                (4,828)
                                                                                            -----------
  Income before provision for income taxes.......................                           $    33,070
                                                                                            -----------
Identifiable assets..............................................  $   246,067  $  113,383  $   359,450
                                                                   -----------  ----------  -----------
                                                                   -----------  ----------  -----------

                         APPLIED MAGNETICS CORPORATION

3. SEGMENTS OF BUSINESS (CONTINUED)
    A significant percentage of the Company's customers, located in the U.S., have production facilities primarily in Asia that receive the Company's products. Most of the accounts receivable balance is from one of these customers.

    Foreign operations primarily consist of manufacturing/assembly operations in the Asia-Pacific region and sales invoicing responsibility resides with U.S. operations.

    Results of operations for United States-based operations include all research and development expenditures, thereby causing an unfavorable comparison with the operating results of foreign-based operations. The U.S. based operations include substantially all of the sales of the Company to its outside customers.

4. INCOME TAXES

    The provision for income taxes for the following fiscal years consists of (in thousands):

                                                                               1998       1997       1996
                                                                             ---------  ---------  ---------
Federal Income Taxes
  Current..................................................................  $    (463) $   1,290  $     527
  Deferred.................................................................         --         --         --
State Income Taxes
  Current..................................................................       (658)       780        181
  Deferred.................................................................         --         --         --
Foreign Income Taxes.......................................................      3,526         49        144
                                                                             ---------  ---------  ---------
                                                                             $   2,405  $   2,119  $     852
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    Reconciliation of the actual provisions for income taxes to the income tax calculated at the United States Federal rates for operations were as follows (in thousands):

                                                                         1998        1997        1996
                                                                      ----------  ----------  ----------
Income tax (benefit) at the United States federal income tax rate...  $  (53,537) $   34,382  $   11,575
State income taxes, net of federal income tax benefit...............           1         507         118
Foreign income taxed at lower rate..................................      12,377     (19,583)     (8,485)
Temporary differences/net operating losses (benefitted) not
  benefitted........................................................      43,564     (13,187)     (2,356)
                                                                      ----------  ----------  ----------
                                                                      $    2,405  $    2,119  $      852
                                                                      ----------  ----------  ----------
                                                                      ----------  ----------  ----------

    The provision (benefit) for deferred income taxes results from temporary differences which result from different tax bases for assets and liabilities than their reported amounts in the financial statements. Such differences result in recognition of income or expense in different years for tax and financial

                         APPLIED MAGNETICS CORPORATION

4. INCOME TAXES (CONTINUED)
statement purposes. The sources of these differences and the tax effect of each at October 3, 1998 and September 27, 1997 were as follows (in thousands):

                                                                                     1998        1997
                                                                                  ----------  ----------
Inventory reserves..............................................................  $    8,536  $    5,439
Other reserves..................................................................       1,395      10,404
Net operating loss carryforwards................................................      58,500       3,035
Foreign tax & general business credit carryforwards.............................       8,180       6,327
Unrepatriated foreign earnings..................................................      (3,500)     (3,500)
Depreciation....................................................................       2,635       2,750
Other, net......................................................................      (4,718)        475
                                                                                  ----------  ----------
    Subtotal....................................................................      71,028      24,930
Valuation allowance.............................................................     (71,028)    (24,930)
                                                                                  ----------  ----------
Total net deferred tax asset (liability)........................................  $       --  $       --
                                                                                  ----------  ----------
                                                                                  ----------  ----------

    SFAS 109 requires that all deferred tax balances be determined using the tax rates and limitations expected to be in effect when the taxes will actually be paid or recovered. Consequently, the income tax provision will increase or decrease in the period in which a change in tax rate or limitation is enacted. As of October 3, 1998, the Company had total deferred tax liabilities of $8.2 million and deferred tax assets of $79.2 million. The Company recorded a valuation allowance in the amount of $71.0 million against the amount by which deferred tax assets exceed deferred tax liabilities. The valuation reserve at October 3, 1998 has been provided due to the uncertainty of the amount of future domestic taxable income.

    The valuation allowance has been provided after determining that under the criteria of SFAS No. 109, it was more likely than not that the net deferred asset would not be realized in the foreseeable future. In reaching this conclusion, management considered the Company's erratic earnings history and its structure for income tax reporting purposes, whereby a significant portion of its earnings are generated in foreign jurisdictions.

    The Company has not provided U.S. federal income taxes on unremitted foreign earnings as the Company expects to permanently reinvest such earnings in foreign jurisdictions. In addition, the Company has minimal foreign tax credits available to offset the U.S. tax impact of repatriating foreign earnings. Accordingly, if such foreign earnings were repatriated to the U.S., these earnings would generally be taxed at the U.S. statutory rates.

    The Company currently operates under a tax holiday in Malaysia. The tax holiday is effective through August 31, 2004. The Malaysian Industrial Development Authority has approved a "Common Pioneer" tax status for the subsequent five year period whereby 70% of the Malaysian income would be exempt from taxes. The Company is continuing to negotiate with the Malaysian Authorities to improve the income exemption and extend the term.

    The Company had federal net operating loss carryforwards available for tax purposes of approximately $148.2 million as of October 3, 1998. To the extent not used, the net operating loss carryforward expires in varying amounts beginning in 2009.

                         APPLIED MAGNETICS CORPORATION

5. STOCK OPTIONS AND LONG-TERM INCENTIVE PLANS

    The Company adopted stock option plans in 1988, 1992 and 1994. Incentive or nonqualified stock options may be granted under the 1992 and 1994 plans while the 1988 plan is limited to nonqualified options only. The options are issued at exercise prices equal to the fair market value of the Common Stock at the date of grant. At October 3, 1998, September 27, 1997 and September 28, 1996, there were exercisable options outstanding under the option plans to purchase an aggregate of 125,076 shares, 490,509 shares and 307,356 shares of Common Stock, respectively.

    In 1994, the Company adopted a nonqualified stock option plan for non-employee directors (the "1994 Directors' Plan"). Under this plan, directors who are not employed by the Company are granted options to purchase 20,000 shares of the Company's Common Stock upon being elected to the board and, thereafter, such directors receive automatic annual grants of options to acquire 5,000 shares of Common Stock on March 1 of each year, provided the person continues to serve as a director. The options granted under the 1994 Directors' Plan are issued at exercise prices equal to the fair market value of the Common Stock at the date of grant and become exercisable on the first anniversary following the date of grant. At October 3, 1998, the Company had reserved 140,000 shares of its $.10 par value Common Stock for future issuance under this plan, options for 160,000 shares were outstanding at prices from $3.00 to $43.13 per share, of which 149,993 shares were exercisable. During fiscal 1998, no options were exercised or canceled under this plan.

    In December 1994, the Company granted 250,000 options to purchase the Company's Common Stock, at $4.125, to Grisanti, Galef and Goldress, Inc. ("GG&G"), a consulting firm hired in August 1994 to provide the Company with crisis management and turnaround assistance. The options would be exercisable if the turnaround engagement was successfully completed, which the Company determined to be so, in July 1995. The options became exercisable in whole or part and will expire in five years from date of grant. The exercise price of the options was set at the closing price of the Common Stock on the New York Stock Exchange on the date of grant. During fiscal 1998, options for 30,000 shares were exercised. At October 3, 1998, 125,000 options were exercisable under this plan.

                         APPLIED MAGNETICS CORPORATION

5. STOCK OPTIONS AND LONG-TERM INCENTIVE PLANS (CONTINUED)
    Stock option activity under the option plans is as follows:

                                                                                OPTIONS OUTSTANDING
                                                                           -----------------------------
                                                                             NUMBER    WEIGHTED AVERAGE
                                                                           OF SHARES    EXERCISE PRICE
                                                                           ----------  -----------------
Balance September 30, 1995...............................................   1,856,453      $    5.42
  Granted................................................................   1,059,000      $   15.34
  Exercised..............................................................    (582,772)     $    5.19
  Cancelled..............................................................     (62,861)     $    5.90
                                                                           ----------
Balance September 28, 1996...............................................   2,269,820      $   10.09
                                                                           ----------
  Granted................................................................   1,736,006      $   35.26
  Exercised..............................................................    (668,296)     $    7.43
  Cancelled..............................................................    (837,618)     $   37.62
                                                                           ----------

                                                                               OPTIONS OUTSTANDING
                                                                          ------------------------------
                                                                            NUMBER     WEIGHTED AVERAGE
                                                                           OF SHARES    EXERCISE PRICE
                                                                          -----------  -----------------
Balance September 27, 1997..............................................    2,499,912      $   19.06
                                                                          -----------
  Granted...............................................................    5,242,101      $    7.81
  Exercised.............................................................     (128,650)     $    5.05
  Cancelled.............................................................   (4,295,704)     $   16.28
                                                                          -----------
Balance October 3, 1998.................................................    3,317,659      $    5.42
                                                                          -----------

    The following table summarizes information about the Company's stock options outstanding and exercisable as of October 3, 1998:

                        OPTIONS OUTSTANDING
-------------------------------------------------------------------                 OPTIONS EXERCISABLE
                                                 WEIGHTED AVERAGE    -------------------------------------------------
 RANGE OF EXERCISE PRICES         NUMBER             REMAINING       WEIGHTED AVERAGE     NUMBER     WEIGHTED AVERAGE
      EXERCISE PRICE           OUTSTANDING       CONTRACTUAL LIFE     EXERCISE PRICE    EXERCISABLE   EXERCISE PRICE
--------------------------  ------------------  -------------------  -----------------  -----------  -----------------
$1.9048 - $4.25                     202,041               2.22           $    3.79         202,041       $    3.79
$4.3750 - $4.38                   2,841,022               9.96           $    4.38              --       $      --
$5.1250 - $43.13                    274,596               4.94           $   17.44         216,928       $   17.94
                                 ----------                ---              ------      -----------         ------
                                  3,317,659               9.07           $    5.42         418,969       $   11.12
                                 ----------                ---              ------      -----------         ------
                                 ----------                ---              ------      -----------         ------

    PRO FORMA INFORMATION: In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 provides an alternative to APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") and requires additional disclosures. The Company has elected to follow APB 25 in accounting for stock options. As a result, the Company generally recognizes no compensation expense associated with its various stock option plans. SFAS 123 requires disclosure of pro forma fair market value of options granted, pro forma net income and pro forma earnings per share as if the Company had

                         APPLIED MAGNETICS CORPORATION

5. STOCK OPTIONS AND LONG-TERM INCENTIVE PLANS (CONTINUED) accounted for its stock options granted subsequent to September 30, 1995, under the fair value method of that statement.

    The fair value of the Company's stock options granted to employees was estimated using a Black Scholes pricing model assuming no expected dividends and the following weighted-average factors:

                                                                                  1998       1997
                                                                                ---------  ---------
Option life (in years)........................................................       2.75       2.83
Risk-free interest rate.......................................................       5.05%      6.18%
Stock price volatility........................................................       0.59       0.57

    The weighted-average fair value of stock options granted in 1998 and 1997 under the Company's stock option plans was $3.19 and $14.60, respectively.

5. STOCK OPTIONS AND LONG-TERM INCENTIVE PLANS

    In February of 1998, the Company modified 1,140,799 options with initial exercise prices ranging from $15.25 to $35.5625 to a modified exercise price of $11.9375 per option. In September of 1998, the Company modified 2,841,022 options with initial exercise prices ranging from $5.875 to $31.625 to a modified exercise price of $4.375 per option. In each case, the new price was then prevailing market price of the Company's common stock.

    Had the Company determined compensation expense based on the fair value method as described in SFAS 123, the Company's net income and net income per share would have been reduced to the amounts indicated below:

                                                                    OCTOBER 3,   SEPTEMBER 27,
                                                                       1998          1997
                                                                    -----------  -------------
Pro forma net income (in thousands)...............................  $  (164,684)   $  88,963
Pro forma net income per share:
  Primary.........................................................  $     (6.88)   $    3.77
  Fully diluted...................................................  $     (6.88)   $    2.87

    Pro forma net income (loss) and net income (loss) per share reflect only options granted in the years ended October 3, 1998 and September 27, 1997. Therefore, the full impact of calculating compensation expense for options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation expense is reflected over the options' vesting period and compensation expense for options granted before October 1, 1995 is not considered.

    The Company adopted a long-term incentive plan in 1989. Under the 1989 plan, the Company grants shares of Common Stock at no cost to the participants. These shares are subject to restrictions, which prohibit selling, transferring assigning or otherwise disposing of the Common Stock. The restrictions automatically expire ten years following the date of grant, or earlier if certain performance objectives are achieved. The market value of Common Stock issued is recorded as unearned restricted stock compensation and shown as a separate component of shareholders' investment. This compensation is amortized against income over the periods in which the participants perform services. At October 3, 1998, 2,068 shares were available for future issuance under the 1989 plan and 10,617 shares remain subject to

                         APPLIED MAGNETICS CORPORATION

5. STOCK OPTIONS AND LONG-TERM INCENTIVE PLANS (CONTINUED) restrictions. During 1998, no shares were issued, 2,067 shares were canceled and restrictions were removed from 12,684 shares under the 1989 plan. No compensation expense was required during 1998.

    The Company has authorized a class of Preferred Stock consisting of 5,000,000 shares, $.10 par value. The Board of Directors has authority to divide the Preferred Stock into series, to fix the number of shares comprising any series and to fix or alter the rights, privileges and preferences of the Preferred Stock. No shares of the Preferred Stock were outstanding at October 3, 1998 or September 27, 1997. During 1988, the Board of Directors declared a dividend of one Right for each outstanding share of Common Stock to stockholders of record on November 4, 1988. Each Right entitles the holder to buy the economic equivalent of one share of Common Stock in the form of one one-hundredth of a share of the Preferred Stock at an exercise price of $20.00. Under certain conditions, each Right will entitle its holder to purchase, at the Right's exercise price, shares of the Company's Common Stock or common stock equivalents having a market value of twice the Right's exercise price.

    As discussed in Note 1, the Company adopted SFAS 128 effective in fiscal 1998. The following table illustrates the computation of basic income (loss) per common share and income (loss) per common share assuming dilution under the provisions of SFAS 128.

                                                                              FOR THE FISCAL YEAR ENDED
                                                                              OCTOBER 3,   SEPTEMBER 27,
                                                                                 1998          1997
                                                                              -----------  -------------
Income (Loss) Per Share:
  Net income (loss).........................................................  $  (155,368)  $    96,116
                                                                              -----------  -------------
                                                                              -----------  -------------
Weighted average common shares outstanding..................................       23,931        23,567
                                                                              -----------  -------------
                                                                              -----------  -------------
Income (Loss) per common share..............................................  $     (6.49)  $      4.08
                                                                              -----------  -------------
                                                                              -----------  -------------
Income (Loss) per Common Share-Assuming Dilution:
  Net income (loss) before adjustment.......................................     (155,368)       96,116
  Add back subordinated debentures interest.................................           --         8,050
  Add back subordinated debentures amortization.............................           --           428
  Less tax impact...........................................................           --          (175)
                                                                              -----------  -------------
    Net income (loss) as adjusted...........................................  $  (155,368)  $   104,419
                                                                              -----------  -------------
                                                                              -----------  -------------
Shares
  Weighted average common shares outstanding................................       23,931        23,567
  Dilutive effect of stock options..........................................           --         1,261
  Assuming conversion of convertible subordinated debentures................           --         6,183
                                                                              -----------  -------------
  Common shares-assuming dilution...........................................       23,931        31,011
                                                                              -----------  -------------
                                                                              -----------  -------------
  Income (Loss) per common share-assuming dilution..........................  $     (6.49)  $      3.37
                                                                              -----------  -------------
                                                                              -----------  -------------

    Income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and common stock outstanding during the period. Income (loss) per common share-assuming dilution is computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period and as if the Company's Convertible Subordinated Debentures ("Convertible Debentures") were converted into common stock at the beginning of the period after giving retroactive effect to the elimination of interest expense, net of income tax

                         APPLIED MAGNETICS CORPORATION

5. STOCK OPTIONS AND LONG-TERM INCENTIVE PLANS (CONTINUED) effect, applicable to the Convertible Debentures. During a loss period, the assumed exercise of in-the-money stock options and conversion of Convertible Debentures have an antidilutive effect. As a result, those shares are not included in the weighted average shares outstanding used in the calculation of basic and fully diluted loss per common share as of October 3, 1998.

6. NOTES PAYABLE AND LONG-TERM DEBT

    Notes payable and long-term debt consists of the following (in thousands):

                                                                              OCTOBER 3,   SEPTEMBER 27,
                                                                                 1998          1997
                                                                              -----------  -------------
7.0% Convertible Subordinated Debentures, due March 15, 2006................  $   114,999   $   115,000
Secured Malaysian bank credit facilities, interest rates from 6.75% to
  10.0%.....................................................................       55,482        50,188
Mortgage payable, interest rate of 8.5%.....................................           66            86
Bank advance, interest rate of 9.5%.........................................        2,986            --
Capital leases..............................................................        3,312         1,457
                                                                              -----------  -------------
                                                                                  176,845       166,731
Less-current portion, including bank credit facilities......................       60,078        50,701
                                                                              -----------  -------------
                                                                              $   116,767   $   116,030
                                                                              -----------  -------------
                                                                              -----------  -------------

    The aggregate principal payments of bank notes payable and long-term debt for the years subsequent to October 3, 1998 are: 1999-$60.1 million, 2000-$1.5 million., 2001-$0.2 million, thereafter $115.0 million.

    The Company's $115.0 million 7.0% Convertible Subordinated Debentures (the "Convertible Debentures") due in 2006 may be converted, at any time at a conversion price of $18.60 per share.

    The Company has a secured, revolving line of credit from CIT Group/Business Credit, Inc. ("CIT") that has been in place since January, 1995. This line of credit provides for borrowings up to $35.0 million based on eligible trade receivables at various interest rates and is secured by trade receivables, inventories and certain other assets. As of October 3, 1998, the total amount available for future borrowings was $1.2 million under this facility. As of October 3, 1998, the Company was not in compliance with all financial covenants but has received notification from the Company's lender waiving the area of non-compliance until July 31, 1999, and expects to successfully renegotiate the terms of the covenants with the lender. In December 1997, the Company extended the line of credit to January, 2001. For the year ended October 3, 1998, $4.2 million of available funds were used to secure equipment leases with two of the Company's lessors.

    The Company's Malaysian subsidiary has a credit facility with a Malaysian bank that has been in place since June 1990, is callable on demand and has no termination date. In May 1995, the Company and the Malaysian bank amended this credit facility to include a security interest in the Company's real property holdings in Malaysia and to include certain covenants which preclude the Company from granting liens and security interests in other assets in Malaysia. Credit facilities with four other banks, established by the Company's Malaysian subsidiary during fiscal 1997 are unsecured. The borrowings under the new facilities are also callable on demand, and have no termination date. The total amount available to borrow under all the credit facilities was approximately $60.7 million of which $55.5 million was outstanding at October 3, 1998. The Company was in compliance with all financial covenants under these facilities. The interest rates

                         APPLIED MAGNETICS CORPORATION

6. NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED) outstanding on these loan facilities ranged from 6.75% to 10.0%, at October 3, 1998 and had a weighted average interest of 8.58%. The Company intends to continue its practice of repaying maturities with new borrowings under these facilities.

7. DISPOSITIONS

    During 1993, the Company sold its subsidiaries, Magnetic Data, Inc. and Brumko Magnetics, which had been accounted for as a discontinued operation in 1992, to Delta Bravo, Inc. ("DBI"). A portion of the sales consideration consisted of notes issued to the Company. DBI subsequently defaulted on several note covenants and breached related pledge agreements with the Company. On July 17, 1996, the Company, through foreclosure proceedings, acquired all the common stock of DBI and Magnetic Data Technologies ("MDT"), which was formed in conjunction with the foreclosure for a $2.5 million reduction in debt owed to the Company by DBI. All DBI note balances had been fully reserved by the Company in previous years and the Company has no investment in DBI or MDT. The Company engaged a third party consulting firm to operate and facilitate the sale of MDT. MDT was sold subsequent to October 3, 1998. See Note 13. MDT's financial position and results of operations are immaterial to the Company's consolidated financial statements.

8. COMMITMENTS AND CONTINGENCIES

    The Company has been identified as a potentially responsible party in connection with a hazardous waste facility in Whittier, California. A site remediation plan is being prepared for submission to the U.S. Environmental Protection Agency. Separately, the California Regional Water Quality Control Board ("CRWQCB") issued a clean up and abatement order to the Company concerning property previously used and owned by the Company. As a result of this order, the Company performed an environmental study to determine the extent of contamination related to chemicals used by the Company at this site. The CRWQCB required the Company to implement a remediation project. For these and other environmental sites, the Company has accrued reserves at the most likely cost to be incurred where it is probable that the Company will incur remediation costs that can be reasonably estimated. As of October 3, 1998 and September 27, 1997, the amounts accrued for environmental reserves were not significant. It is impossible at this time to determine the ultimate liabilities that the Company may incur resulting from the foregoing claims and contingencies. In management's opinion, after taking into account reserves, it is unlikely that any of these matters will have a material adverse effect on the Company"s financial position or results of operations.

    A portion of the Company's facilities and equipment are leased under non-cancelable operating leases and certain equipment is leased under capitalized leases. The terms of the leases for facilities and

                         APPLIED MAGNETICS CORPORATION

8. COMMITMENTS AND CONTINGENCIES (CONTINUED) equipment expire over the next five years with renewal options in certain instances. Future minimum lease payments under capital and operating leases as of October 3, 1998 are as follows (in thousands):

                                                                          LEASES
                                                              -------------------------------
                                                                 CAPITAL
                                                                 LEASES      OPERATING LEASES
                                                              -------------  ----------------
1999........................................................    $   1,763       $   30,991
2000........................................................        1,606           25,883
2001........................................................          236           21,522
2002........................................................           --           12,655
Thereafter..................................................           --            2,260
                                                              -------------        -------
Total minimum payments......................................        3,605       $   93,311
                                                              -------------        -------
                                                              -------------        -------
Less imputed interest.......................................         (293)
                                                              -------------
Present value of minimum payments under capital leases......        3,312
Less current portion........................................       (1,590)
                                                              -------------
Long-term lease obligation..................................    $   1,722
                                                              -------------
                                                              -------------

    Manufacturing and other equipment at October 3, 1998 include assets under capitalized leases of $5.2 million with related accumulated depreciation of $0.1 million.

    Purchase commitments associated with capital expenditures were $3.6 million at October 3, 1998.

    The Company entered into $3.3 million of capital leases during fiscal 1998.

    The Company's Malaysian subsidiary has a credit facility with a Malaysian bank that includes security interest in the Company's real property holdings in Malaysia, with a net book value of $25.4 million at October 3, 1998.

    Total rental expense, net of sublease rental income, for the years ended October 3, 1998, September 27, 1997 and September 28, 1996, including items on a month-to-month basis, was approximately $32.5 million, $23.7 million and $15.2 million, respectively.

    One of the senior executives of the Company has a five year employment agreement. Any changes to the agreement require approval by the Board of Directors.

9. BENEFIT PLANS

    The Company has a qualified retirement plan (the "401(k) Plan") under the provisions of section 401(k) of the Internal Revenue Code, in which eligible employees may participate. Substantially all participants in this plan are able to defer compensation up to the annual maximum amount allowable under Internal Revenue Service regulations. Additionally, the Company has a profit sharing plan, in which all eligible employees participate. Profit sharing amounts are distributed as 75% in cash, except for foreign employees who receive all of their profit sharing in cash, and 25% in cash which is contributed to employees participating in the Company's 401(k) Plan. There was no compensation expense recorded under the cash profit sharing plan and the Company made no 401(k) contributions during fiscal 1998.

                         APPLIED MAGNETICS CORPORATION

9. BENEFIT PLANS (CONTINUED)
Compensation expense recorded under the cash profit sharing plan during 1997 and 1996 was approximately $4.5 million and $3.3 million, respectively, of which approximately $0.6 million and $0.5 million was contributed to participating employees' 401(k) accounts, respectively.

10. TERMINATED MERGER COSTS

    Terminated merger costs of $2.9 million for fiscal 1997 include legal and accounting fees, financial advisory fees and miscellaneous expenses related to the February 1997 proposed business combination between the Company and Read-Rite Corporation. On March 14, 1997, the Company announced its withdrawal of the proposal.

11. PROVISION FOR CUSTOMER BANKRUPTCY

    On November 10, 1997, Singapore Technologies announced plans to shut down its subsidiary, Micropolis, one of the Company's customers. As a result, the Company recorded a provision for customer bankruptcy of $4.2 million in the fourth quarter of fiscal 1997 related to potentially uncollectible accounts receivable.

12. RESTRUCTURING CHARGE

    The Company recorded a restructuring charge of approximately $8.4 million in the first quarter of fiscal 1998. Of this amount, approximately $2.9 million pertains to severance and related expenses at the Ireland facility and approximately $5.5 million represents the write-off of the unamortized book value of inductive thin-film equipment. The shut down of the Ireland plant was completed in March 1998 as part of a plan to consolidate foreign manufacturing operations. Approximately 300 employees were terminated at the Ireland plant. All amounts for severance at the Ireland facility were paid during 1998. The restructuring reserve balance was zero as of October 3, 1998. The inductive thin-film equipment, which is no longer usable to the Company, has been abandoned due to changing technology. Management separately isolated the idle equipment. Many of the products have already been disposed, and the remaining estimated cost of disposal is expected to be approximately equal to the scrap value.

13. SUBSEQUENT EVENTS

    On November 3, 1998, the Company entered into an agreement with Gleacher Natwest Inc. ("Gleacher") giving Gleacher, through the issuance of common stock purchase warrants, the right to purchase up to an aggregate of 1,200,000 shares of the Company's Common Stock in exchange for providing financial advisory services to the Company until February 12, 2000. The warrants will be issued in six series and each series entitles the holders thereof to purchase 200,000 of the Company's common stock at the lower of (i) the current market price on the vesting date, as defined or (ii) $7.00, subject to adjustments defined in the agreement. The warrants vest over the term of the agreement and are valued using the Black Scholes pricing model. The Company records a corresponding liability equal to the value of the warrants at each respective vesting date.

    On February 11, 1999, the Company completed its merger with DAS, a research and development company. The consideration exchanged was 13,051,872 shares of the Company's common stock for all of the outstanding preferred and common shares of DAS. The acquisition was accounted for as a purchase, and the acquisition price of approximately $99.7 million was allocated to assets acquired, including the fair value of in-process technology, and liabilities assumed based on their fair values. It was determined that in-

                         APPLIED MAGNETICS CORPORATION

13. SUBSEQUENT EVENTS (CONTINUED)
process technology of $28.7 million was acquired. Since the technology has no future economic value to the Company, it was written-off during the three months ended April 3, 1999. The excess of the purchase price plus related transaction costs over the fair value of tangible and intangible assets acquired and liabilities assumed has been allocated to (1) developed technology and know-how of approximately $30.1 million, which will be amortized on a straight line basis over 3 years, the estimated period of future benefit and (2) goodwill of approximately $39.6 million (including a value of $1.6 million associated with assembled workforce), which will be amortized on a straight line basis over the estimated period of future benefit of 7 years. Concurrent with this acquisition and contingent on the merger, a private investor group purchased 4,641,089 shares of the Company's common stock in exchange for $18.75 million.

    On April 12, 1999, the Company completed its previously announced sale of its subsidiary, Magnetic Data Technologies, LLC ("MDT") to Dubilier & Company. MDT is a leading provider of outsourced post-sales services to original equipment manufacturers ("OEM's") of electronic components and systems. The Company realized a gain from discontinued operations of approximately $25.9 million on the transaction in the third fiscal quarter of 1999.

                         APPLIED MAGNETICS CORPORATION

14. SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                 THREE MONTHS ENDED
                                                                  ------------------------------------------------
                                                                  DECEMBER 27    APRIL 4      JULY 4    OCTOBER 3
                                                                  ------------  ----------  ----------  ----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
1998
Net sales.......................................................   $   74,412   $   58,843  $   33,579  $   16,763
Gross profit (loss).............................................       (7,078)       3,721      (1,935)     (9,853)
Net loss........................................................      (39,749)     (31,931)    (35,842)    (47,846)

Net loss per share:
    Loss per common share.......................................   $    (1.67)  $    (1.33) $    (1.50) $    (1.99)
    Loss per common share-assuming dilution.....................        (1.67)       (1.33)      (1.50)      (1.99)
Weighted average number of common shares outstanding:
    Common shares...............................................       23,858       23,925      23,968      23,973
    Common shares-assuming dilution.............................       23,858       23,925      23,968      23,973

                                                                               THREE MONTHS ENDED
                                                               --------------------------------------------------
                                                               DECEMBER 28    MARCH 29    JUNE 28    SEPTEMBER 27
                                                               ------------  ----------  ----------  ------------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
1997
Net sales....................................................   $  121,627   $  126,311  $  124,073   $  122,828
Gross profit.................................................       46,597       48,549      39,884       32,819
Net income...................................................       31,872       31,091      21,028       12,125

Net income per share:
    Income per common share..................................   $     1.36   $     1.32  $     0.89   $     0.51
    Income per common share-assuming dilution................         1.10         1.06        0.75         0.46
Weighted average number of common shares outstanding:
    Common shares............................................       23,267       23,519      23,681       23,803
    Common shares-assuming dilution..........................       30,861       31,178      30,904       31,100

                 APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED BALANCE SHEETS-UNAUDITED

                 (IN THOUSANDS EXCEPT SHARE AND PAR VALUE DATA)

                                                                                           APRIL 3,    OCTOBER 3,
                                                                                             1999         1998
                                                                                          -----------  -----------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.............................................................  $    20,191  $    71,674
  Accounts receivable, net..............................................................        3,870        7,291
  Inventories...........................................................................        2,229       13,054
  Prepaid expenses and other............................................................       13,186       15,590
                                                                                          -----------  -----------
                                                                                               39,476      107,609
                                                                                          -----------  -----------
Property, plant and equipment, at cost..................................................      392,905      365,469
Less-accumulated depreciation...........................................................     (207,679)    (188,022)
                                                                                          -----------  -----------
                                                                                              185,226      177,447
                                                                                          -----------  -----------
Cost in excess of net assets of business acquired, net..................................       69,293           --
Other assets............................................................................       13,681       14,462
                                                                                          -----------  -----------
                                                                                          $   307,676  $   299,518
                                                                                          -----------  -----------
                                                                                          -----------  -----------
                        LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
  Current portion of long-term debt.....................................................  $     3,458  $     1,610
  Bank notes payable....................................................................       64,820       58,468
  Accounts payable......................................................................       21,714       16,409
  Accrued payroll and benefits..........................................................       10,329        8,070
  Other current liabilities.............................................................       13,764        9,653
                                                                                          -----------  -----------
                                                                                              114,085       94,210
                                                                                          -----------  -----------
Long-term debt, net.....................................................................      125,373      116,767
                                                                                          -----------  -----------
Other liabilities.......................................................................        2,894        2,581
                                                                                          -----------  -----------
Shareholders' Investment:
  Preferred stock, $.10 par value, authorized 5,000,000 shares, none issued and
    outstanding.........................................................................                        --
                                                                                                  ---
  Common stock, $.10 par value, authorized 80,000,000 shares, issued 41,557,887 at April
    3, 1999 and 24,103,294 shares at October 3, 1998....................................        4,156        2,410
  Paid-in capital.......................................................................      301,931      191,225
  Retained deficit......................................................................     (239,149)    (106,065)
                                                                                          -----------  -----------
                                                                                               66,938       87,570
  Treasury stock, at cost (130,552 shares as of April 3, 1999 and 130,233 shares at
    October 3, 1998)....................................................................       (1,581)      (1,577)
  Unearned restricted stock compensation................................................          (33)         (33)
                                                                                          -----------  -----------
                                                                                               65,324       85,960
                                                                                          -----------  -----------
                                                                                          $   307,676  $   299,518
                                                                                          -----------  -----------
                                                                                          -----------  -----------

 The accompanying Selected Notes to Condensed Consolidated Financial Statements are an integral part of these condensed consolidated balance sheets.

                 APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS-UNAUDITED

                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                                          FOR THE SIX MONTHS ENDED
                                                                                          ------------------------
                                                                                           APRIL 3,     APRIL 4,
                                                                                             1999         1998
                                                                                          -----------  -----------
Net sales...............................................................................  $    31,519  $   133,255
Cost of sales...........................................................................       56,694      136,612
                                                                                          -----------  -----------
  Gross margin (deficit)................................................................      (25,175)      (3,357)
                                                                                          -----------  -----------
Research and development expenses.......................................................       61,499       51,750
Selling, general and administrative expenses............................................        3,444        3,575
Writedown of assets and restructuring charges...........................................        4,500        8,400
Amortization............................................................................        2,016           --
Purchase in-process technology..........................................................       28,700           --
                                                                                          -----------  -----------
Total operating expenses................................................................      100,159       63,725
                                                                                          -----------  -----------
Loss from operations....................................................................     (125,334)     (67,082)
Interest income.........................................................................          941        3,426
Interest expense........................................................................       (6,892)      (6,292)
Other income (expense)..................................................................       (1,285)      (1,455)
                                                                                          -----------  -----------
Loss before taxes.......................................................................     (132,570)     (71,403)
Provision (benefit) for income taxes....................................................          514          277
                                                                                          -----------  -----------
  Net loss..............................................................................  $  (133,084) $   (71,680)
                                                                                          -----------  -----------
                                                                                          -----------  -----------

Net loss per share:
  Loss per common share.................................................................  $     (4.53) $     (3.00)
                                                                                          -----------  -----------
                                                                                          -----------  -----------
  Loss per common share-assuming dilution...............................................  $     (4.53) $     (3.00)
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Weighted average number of common shares outstanding:
  Common shares.........................................................................       29,353       23,891
                                                                                          -----------  -----------
                                                                                          -----------  -----------
  Common shares-assuming dilution.......................................................       29,353       23,891
                                                                                          -----------  -----------
                                                                                          -----------  -----------

 The accompanying Selected Notes to Condensed Consolidated Financial Statements are an integral part of these condensed consolidated statements.

                 APPLIED MAGNETICS CORPORATION AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS-UNAUDITED

                                 (IN THOUSANDS)

                                                                                          FOR THE SIX MONTHS ENDED
                                                                                          ------------------------
                                                                                           APRIL 3,     APRIL 4,
                                                                                             1999         1998
                                                                                          -----------  -----------
Cash Flows from Operating Activities:
  Net loss..............................................................................  $  (133,084) $   (71,680)
  Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
    Depreciation and amortization.......................................................       24,122       23,089
    Loss on sale of business and assets.................................................          265           --
    Restructuring charge................................................................        4,500        8,400
    Purchase in-process technology......................................................       28,700           --
    Changes in assets and liabilities, net of effects from business merger:
      Accounts receivable, net..........................................................        3,913       24,877
      Inventories.......................................................................       10,940       19,623
      Prepaid expenses and other........................................................        2,880       (3,067)
      Accounts payable..................................................................       (6,331)     (25,925)
      Accrued payroll and benefits......................................................        1,219       (2,109)
      Other assets and liabilities......................................................       (3,711)      (1,981)
                                                                                          -----------  -----------
    Net cash flows used in operating activities.........................................      (66,587)     (28,773)
                                                                                          -----------  -----------
Cash Flows from Investing Activities:
  Additions to property, plant and equipment............................................       (6,658)     (48,875)
  Proceeds from sale of businesses and property, plant and equipment, net...............          401           --
  Purchase of business..................................................................         (703)          --
  Notes receivable......................................................................           58           62
                                                                                          -----------  -----------
    Net cash flows used in investing activities.........................................       (6,902)     (48,813)
                                                                                          -----------  -----------
Cash Flows from Financing Activities:
  Proceeds from issuance of debt........................................................       91,677      134,995
  Repayment of debt.....................................................................      (88,637)    (132,479)
  Proceeds from stock options exercised, net............................................       18,950          528
                                                                                          -----------  -----------
    Net cash flows provided by financing activities.....................................       21,990        3,044
                                                                                          -----------  -----------
Effect of exchange rate changes on cash and cash equivalents............................           16         (817)
                                                                                          -----------  -----------
Net decrease in cash and cash equivalents...............................................      (51,483)     (75,359)
                                                                                          -----------  -----------
Cash and cash equivalents at beginning of period........................................       71,674      162,302
                                                                                          -----------  -----------
Cash and cash equivalents at end of period..............................................  $    20,191  $    86,943
                                                                                          -----------  -----------
Supplemental Cash Flow Data:
  Stock issued to purchase business.....................................................  $    93,498  $        --
                                                                                          -----------  -----------
                                                                                          -----------  -----------

 The accompanying Selected Notes to Condensed Consolidated Financial Statements are an integral part of these condensed consolidated statements.

         SELECTED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                   UNAUDITED

                                (APRIL 3, 1999)

NOTE A: MERGER WITH DAS DEVICES, INC. (DAS)

    On February 11, 1999, the Company completed its merger with DAS, a research and development company. The consideration exchanged was 13,051,872 of the Company's common stock for all of the outstanding preferred and common shares of DAS. The acquisition was accounted for as a purchase, and the acquisition price of approximately $99.7 million was allocated to assets acquired, including the fair value of in-process technology, and liabilities assumed based on their fair values. It was determined that in-process technology of $28.7 million was acquired. Since the technology has no future economic value to the Company, it was written-off during the three months ended April 3, 1999. The excess of the purchase price plus related transaction costs over the fair value of tangible and intangible assets acquired and liabilities assumed has been allocated to (1) developed technology and know-how of approximately $30.1 million, which will be amortized on a straight line basis over 3 years, the estimated period of future benefit and (2) goodwill of approximately $39.6 million (including a value of $1.6 million associated with assembled workforce), which will be amortized on a straight line basis over the estimated period of future benefit of 7 years. Concurrent with this acquisition and contingent on the merger, a private investor group purchased 4,641,089 shares of the Company's common stock in exchange for $18.75 million.

    Management has recorded a current liability of $2 million with a corresponding adjustment to the previously recorded goodwill of $37.6 million to reflect the issuance of 276,626 common shares, which are expected to be issued as DAS preferred stock warrants vest. No adjustment has been made to the previously recorded goodwill amortization for the three and six month periods ended April 3, 1999, as the additional amortization amount is insignificant.

NOTE B: INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out) or market. Inventory costs consist of purchased materials and services, direct production labor and manufacturing overhead expense. The components of inventory are as follows (in thousands):

                                                                                    APRIL 3,   OCTOBER 3,
                                                                                      1999        1998
                                                                                    ---------  -----------
Purchased parts and manufacturing supplies........................................  $     949   $   8,578
Work in process...................................................................      1,280       2,414
Finished goods....................................................................         --       2,062
                                                                                    ---------  -----------
                                                                                        2,229      13,054
                                                                                    ---------  -----------
                                                                                    ---------  -----------

NOTE C: WRITEDOWN OF ASSETS AND RESTRUCTURING CHARGE

    The Company recorded a restructuring charge of approximately $8.4 million in the first quarter of fiscal 1998. Of this amount, approximately $2.9 million pertains to severance and related expenses at the Ireland facility and approximately $5.5 million represents the write-off of the unamortized book value of inductive thin-film equipment. The shut down of the Ireland facility was completed in March 1998 as part of a plan to consolidate foreign manufacturing operations. Approximately 300 employees were terminated at the Ireland plant. All amounts for severance, outplacement and relocation at the Ireland facility were paid during 1998. The inductive thin-film equipment, which is no longer usable to the Company, has been abandoned due to changing technology. Management separately isolated the idle equipment. Many of the products have already been disposed of, and the remaining estimated cost of disposal is expected to be approximately equal to the scrap value.

                                   UNAUDITED

                                (APRIL 3, 1999)

    The Company recorded a $4.5 million charge in the second fiscal quarter of 1999 related to the write-off of the unamortized book value of obsolete assets and the remaining book value of assets associated with the discontinuation of an in-house suspension assembly operation. The obsolete assets and the in-house suspension assembly assets, which were no longer usable to the Company, are in the process of being abandoned due to changing technology and product discontinuation. Management separately isolated the assets. The assets have not yet been disposed of; however, the estimated costs of disposal are expected to be approximately equal to scrap value.

NOTE D: CREDIT FACILITIES

    The Company's Malaysian subsidiary has credit facility agreements with five Malaysian banks. These credit facilities allow for borrowings of up to $62.7 million of which $62.4 million was outstanding as of April 3, 1999. All the Malaysian credit facilities are callable on demand, have no termination date and are guaranteed by the Company. Credit facilities with one bank are secured by the Company's real property holdings in Malaysia and include financial covenants and certain covenants which preclude the Company from granting liens and security interests in other assets in Malaysia. Credit facilities with the four other banks are unsecured.

    The Company also has a secured, asset-based revolving line of credit of up to $35.0 million from CIT Group/Business Credit, Inc. As of April 3, 1999, the Company was not in compliance with the financial covenants under this line of credit, but has received notification from the Company's lender waiving the area of non-compliance until June 30, 1999. The Company expects to successfully renegotiate terms of the covenants with the lender. As of April 3, 1999, the total amount available under this line of credit was fully utilized.

NOTE E: EARNINGS (LOSS) PER SHARE COMPUTATION

    Effective in fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 replaces the presentation of primary income (loss) per share ("EPS") with the presentation of basic EPS. Loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Loss per common share assuming dilution is computed based on weighted average number of shares of common stock and common stock equivalents outstanding during the period and as if the Company's 7.0% Convertible Subordinated Debentures due March 15, 2006 (the "Convertible Debentures") were converted into common stock at the beginning of the period after giving retroactive effect to the elimination of interest expense, net of income tax effect, applicable to the Convertible Debentures. During a loss period, the assumed exercise of in-the-money stock options and conversion of Convertible Debentures has an antidilutive effect. As a result, these shares are not included in the weighted average shares outstanding of 34,728,792 used in the calculation of loss per common share and common share-assuming dilution at April 3, 1999.

    No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by this prospectus. If given or made, you must not rely on such information or representations. You should not consider that the delivery of this prospectus or any sale made with this prospectus under any circumstances creates any implication that there has been no change in us or in our business, operations or financial condition since the date of this prospectus. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such solicitation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         APPLIED MAGNETICS CORPORATION


              RIGHTS OFFERING OF 45,736,741 SHARES OF COMMON STOCK
                             ---------------------


                                   PROSPECTUS

                             ---------------------


                                AUGUST 10, 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee and the listing fee.


Securities and Exchange Commission registration fee................  $ 27,000*
Printing and engraving expenses....................................     25,000*
Accounting fees and expenses.......................................      5,000*
Legal fees and expenses............................................     30,000*
Miscellaneous expenses.............................................      7,500*
                                                                     ---------
    Total..........................................................  $  94,500
                                                                     ---------
                                                                     ---------


------------------------


*   estimate


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The indemnification of officers and directors of the Registrant is governed by Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation and By-Laws of the Registrant. Subsection (a) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

    Subsection (b) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    DGCL Section 145 further provides that to the extent that a present or former director or officer is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. In all cases in which indemnification is permitted under subsections (a) and (b) of Section 145 (unless ordered by a court), it shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the applicable standard of conduct has been met by the party to be indemnified. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. DGCL Section 145 also provides that indemnification and advancement of expenses permitted thereunder are not to be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, vote of stockholders or disinterested directors, or otherwise. DGCL Section 145 also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

    The Certificate of Incorporation of the Registrant (the "Certificate") provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

    The Registrant's By-laws provide that the Registrant shall indemnify an officer or director for any costs incurred by such officer or director in connection with a proceeding against such officer or director by reason of the fact that he is or was an officer or director of the Registrant, unless such indemnification is prohibited under applicable law. Pursuant to the By-laws, the Registrant may also be required to advance funds to an officer or director who is entitled to indemnification upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined that such person is not entitled to indemnification. The By-laws further provide that the Registrant may provide indemnification or the advancement of expenses to any other person as permitted by applicable law. Such By-law provisions are intended to be broader than the statutory indemnification provided in the DGCL. However, the extent to which such broader indemnification may be permissible under

    The Registrant maintains a directors and officers liability policy. The policy's coverage, among other things, (i) provides for payment on behalf of the Registrant's officers and directors against loss (as defined in the policy) stemming from acts committed by directors and officers in their capacities as such, with no annual individual deductible element per director or officer, and
(ii) provides for reimbursement of the Registrant against such loss for which the Registrant grants indemnification to any director or officer, as permitted by law.

ITEM 16.  EXHIBITS


4.1        Form of Subscription Warrant*
5.1        Opinion of Sheppard, Mullin, Richter & Hampton LLP*
23.1       Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
23.2       Consent of Arthur Andersen LLP*
24.1       Power of Attorney of certain officers and directors (included on II-5)
99.1       Form of Subscription Agent Agreement between Applied Magnetics Corporation and
             ChaseMellon Shareholder Services, L.L.C.*
99.2       Form of Information Agent Agreement between Applied Magnetics Corporation and
             ChaseMellon Shareholder Services, L.L.C.*
99.3       Form of Instructions as to Use of Subscription Warrant*
99.4       Form of Notice of Guaranteed Delivery*
99.5       Form of Letter to Stockholders of Record*
99.6       Form of Letter from Brokers or Other Nominees to Beneficial Owners of Common Stock*
99.7       Form of Instructions by Beneficial Owners to Brokers or Other Nominees*
99.8       Form of Announcement of Filing Registration Statement
99.9       Form of Letter to Dealers and Other Nominees*


------------------------


*   Previously filed


ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

    1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration Statement:

        a. To include any prospectus required by Section 10(a)(3) of the Securities Act;

        b. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registrant Statement;

        c. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Goleta, State of California, on August 10, 1999.


                                APPLIED MAGNETICS CORPORATION

                                By:             /s/ CRAIG D. CRISMAN
                                     -----------------------------------------
                                                  Craig D. Crisman
                                              CHIEF EXECUTIVE OFFICER


                               POWER OF ATTORNEY



    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Craig D. Crisman and Jerry Goldress, and each of them, his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board and
     /s/ CRAIG D. CRISMAN         Chief Executive Officer
------------------------------    (principal executive        August 10, 1999
       Craig D. Crisman           officer, principal
                                  financial officer)

    /s/ PETER T. ALTAVILLA      Secretary and Controller
------------------------------    (principal accounting       August 10, 1999
      Peter T. Altavilla          officer)

   /s/ HERBERT DWIGHT, JR.*
------------------------------  Director                      August 10, 1999
     Herbert Dwight, Jr.

      /s/ HAROLD FRANK*
------------------------------  Director                      August 10, 1999
         Harold Frank

     /s/ JERRY GOLDRESS*
------------------------------  Director                      August 10, 1999
        Jerry Goldress

      /s/ R. C. MERCURE*
------------------------------  Director                      August 10, 1999
        R. C. Mercure


*By:    /s/ CRAIG D. CRISMAN
      -------------------------
          Craig D. Crisman
          ATTORNEY-IN-FACT